UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Individual and Consolidated Financial Statements of Natura &Co Holding S.A. for the year ended December 31, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: March 14, 2023.

Item 1

Individual and Consolidated Financial Statements of Natura &Co Holding S.A. for the year ended December 31, 2022.

Natura &Co Holding S.A. Parent company and consolidated financial statements at December 31, 2022 and independent auditor's report

Independent auditor's report

To the Board of Directors and Stockholders

Natura &Co Holding S.A.

Opinion

We have audited the accompanying parent company financial statements of Natura &Co Holding S.A. (the "Company"), which comprise the statement of financial position as at December 31, 2022 and the statements of profit or loss, comprehensive income, changes in shareholder’s equity and cash flows for the year then ended, as well as the accompanying consolidated financial statements of Natura &Co Holding S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated statement of financial position as at December 31, 2022 and the consolidated statements of profit or loss, comprehensive income, changes in shareholder’s equity and cash flows for the year then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Natura &Co Holding S.A. and of Natura &Co Holding S.A. and its subsidiaries as at December 31, 2022, and the financial performance and the cash flows for the year then ended, as well as the consolidated financial performance and the cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers Auditores Independentes, Avenida Brigadeiro Faria Lima, 3732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo - SP, CEP 04538-132,T: +55 (11) 3674-2000, F: +55 (11) 3674-2000, www.pwc.com.br

Natura &Co Holding S.A.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Impairment test of indefinite useful lives intangible assets allocated to the group of cash-generating units Avon International

As described in Notes 17 (a) and 25.1 to the parent and consolidated financial statements as at December 31, 2022, the balance of intangible assets with indefinite useful lives, including goodwill from business combinations, allocated to the group of cash-generating units (“CGUs”) called Avon International, totaled R$ 4,939,078 thousand. As at December 31, 2022, the Company’s market capitalization was lower than the carrying amount of its net assets, and the group of CGUs Avon International has presented recurring losses in recent years.

For the purposes of the annual impairment test, the Company’s management determined the recoverable amount of the group of CGUs Avon International, calculated based on the discounted cash flow methodology and recognized an impairment loss in the goodwill balance. The cash projections prepared by the Company to determine the recoverable amount of the aforementioned group of CGUs include data and assumptions that involve significant judgments by management, such as: revenue growth rates, discount rate, operating margin, and perpetuity growth rate.

This matter was considered one of the key audit matters, considering the relevance of the balance of goodwill and intangible assets with indefinite useful lives allocated to the group of CGUs Avon

Our audit procedures included, among others, the evaluation and testing of relevant internal controls related to the process of measuring the recoverable amount of the group of CGUs Avon International, to which goodwill and intangible assets with indefinite useful lives were allocated.

With the support of our valuations experts, we analyzed the reasonableness of the calculation models used by management to prepare the projections, in addition to the main assumptions used, such as revenue growth rates, discount rate, operating margin, and perpetuity growth rate, comparing them, when available, to market data.

We tested the logical and arithmetic consistencies of the models prepared by the Company and compared the main cash projection assumptions with the three-year financial budgets approved by the Company’s Board of Directors and complemented by a discretionary period of 10 years, used in the cash flow estimates to determine the recoverable amount of the group of CGUs Avon International.

Finally, we read the information presented in the footnote’s disclosures.

Based on the audit procedures performed, we consider that the criteria and assumptions adopted

Natura &Co Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

International, as well as the fact that changes in the main assumptions used can materially impact estimates of projected cash flows and measurement of the recoverable amount of goodwill and intangible assets with indefinite useful lives and, consequently, the financial statements.	by the Company’s management in determining the recoverable amount of intangible assets with indefinite useful lives of the aforementioned group of CGUs Avon International, for impairment test purposes, are consistent with data and information obtained.

Realization of the deferred income tax and social contribution assets of the subsidiaries Avon Cosméticos Ltda. and Avon Cosmetics Manufacturing S. de R.L. de C.V.

As disclosed in Note 11.1, the subsidiaries Avon Cosméticos Ltda. (“Avon Brazil”) and Avon Cosmetics Manufacturing S. de R.L. de C.V. (“Avon Mexico”) present balances of deferred income tax assets arising from temporary differences and tax losses in the total amount of R$ 392 million and R$ 186 million, respectively.

The Company's management, based on future taxable income generation projections, as well as reversal of temporary taxable differences and effects of tax planning opportunities, concluded that the realization of those assets in the normal course of activities is probable. Projections of future taxable income prepared by the Company’s management include data and assumptions involving significant judgments.

Due to the significant assumptions and judgements involved, the actual realization of deferred tax assets may occur differently from the one estimated by management, therefore we considered this matter significant for our audit

Our audit procedures included, among others, testing the relevant internal controls related to the process of assessing the realizable value of the deferred income tax assets of the subsidiaries Avon Cosméticos Ltda. and Avon Cosmetics Manufacturing S. de R.L. de C.V.

We tested the logical and arithmetic consistencies of the models prepared by the Company, evaluated the reasonableness and tested the main assumptions used to support future taxable income generation projections. In respect to the effects of tax planning opportunities we read the formal approved documents of the plans and involved tax experts in the evaluation of the legal and tax aspects involved.

We also evaluated the adequacy of the disclosures made by the Company in the consolidated financial statements.

Our audit procedures show that judgments and assumptions used by management, and the disclosures in the notes to the financials statement are consistent with the obtained data and information.

Natura &Co Holding S.A.

Other matters

Statement of Value Added

The parent company and consolidated statement of value added for the year ended December 31, 2022, prepared under the responsibility of the Company's management and presented as supplementary information for IFRS purposes, were submitted to audit procedures performed in conjunction with the audit of the Company's financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added ". In our opinion, these Statements of Value Added have been properly prepared in all material respects, in accordance with the criteria established in the Technical Pronouncement, and are consistent with the parent company and consolidated financial statements taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Company's management is responsible for the other information that comprises the Management Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Natura &Co Holding S.A.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the financial reporting process of the Company and its subsidiaries.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Natura &Co Holding S.A.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 13, 2023

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Leandro Mauro Ardito

Accountant CRC 1SP188307/O-0

NATURA &CO HOLDING S.A.

STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2022 AND 2021
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
ASSETS		2022	2021	2022	2021

CURRENT
Cash and cash equivalents	6	5,566	4,289	4,195,713	4,007,257
Short-term investments	7	24,264	228,694	1,800,439	1,978,740
Trade accounts receivable	8	-	-	3,502,399	3,476,359
Trade accounts receivable - Related parties	32	66,329	190,522	-	-
Inventories	9	-	-	4,516,874	5,403,526
Recoverable taxes	10	38,902	56,356	911,410	1,029,625
Income tax and social contribution		-	-	196,143	446,418
Derivative financial instruments		-	-	235,114	81,159
Other current assets	14	13,562	6,397	763,384	912,160
		148,623	486,258	16,121,476	17,335,244

Assets held for sale	13	-	-	51	52,921
Total current assets		148,623	486,258	16,121,527	17,388,165

NON-CURRENT
Recoverable taxes	10	-	-	1,356,868	1,349,624
Deferred income tax and social contribution	11	150,167	61,712	3,519,515	3,100,515
Judicial deposits	12	-	13	457,550	585,284
Derivative financial instruments		-	-	773,251	893,970
Long-term investments	7	-	-	35,235	36,921
Other non-current assets	14	-	848	1,252,437	1,763,051
		150,167	62,573	7,394,856	7,729,365

Investments	15	22,215,420	28,281,178	-	-
Property, plant and equipment	16	-	-	4,966,150	5,377,408
Intangible	17	1,445	1,132	23,260,970	26,857,583
Right of use	18	530	-	2,941,887	3,095,969

Total non-current assets		22,367,562	28,344,883	38,563,863	43,060,325

	Note	Parent		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY		2022	2021	2022	2021

CURRENT
Borrowings, financing and debentures	19	-	-	331,151	945,069
Lease	18	193	-	878,448	1,005,523
Trade accounts payable and reverse factoring operations	20	6,451	5,688	6,375,930	6,770,579
Trade accounts payable - Related parties	32	64,576	60,171	-	-
Dividends and interest on shareholders' equity payable	24	260	180,772	260	180,772
Payroll, profit sharing and social charges	0	51,485	19,431	1,276,977	1,255,348
Tax liabilities	21	12,191	654	828,125	766,430
Income tax and social contribution	0	-	-	70,294	272,798
Derivative financial instruments	5	-	89	1,613,968	458,492
Provision for tax, civil and labor risks	22	-	-	463,655	230,097
Other current liabilities	23	23,113	509	1,499,060	1,716,110
Total current liabilities		158,269	267,314	13,337,868	13,601,218

NON-CURRENT
Borrowings, financing and debentures	19	-	-	13,261,135	11,771,763
Lease	18	352	-	2,392,289	2,542,339
Payroll, profit sharing and social charges	0	6,029	17,544	26,152	53,748
Tax liabilities	21	-	-	117,358	114,797
Deferred income tax and social contribution	11	-	-	934,414	994,041
Income tax and social contribution	11	-	-	448,532	773,058
Derivative financial instruments	5	-	-	191,274	-
Provision for tax, civil and labor risks	22	1,051	-	873,618	1,088,345
Other non-current liabilities	23	17,750	713	751,566	942,456
Total non-current liabilities		25,182	18,257	18,996,338	18,280,547

TOTAL LIABILITIES		183,451	285,571	32,334,206	31,881,765

SHAREHOLDERS' EQUITY	24
Capital stock		12,484,424	12,481,683	12,484,424	12,481,683
Treasury shares		(262,360)	(151,342)	(262,360)	(151,342)
Capital reserves		10,540,885	10,478,804	10,540,885	10,478,804
Legal profit reserve		-	871,223	-	871,223
Accumulated losses		(1,994,555)	-	(1,994,555)	-
Other comprehensive income		1,564,340	4,865,202	1,564,340	4,865,202
Shareholders' equity attributed to the Company's shareholders		22,332,734	28,545,570	22,332,734	28,545,570

Non-controlling interest in shareholders' equity of subsidiaries		-	-	18,450	21,155
Total shareholders' equity		22,332,734	28,545,570	22,351,184	28,566,725

TOTAL ASSETS	22,516,185	28,831,141	54,685,390	60,448,490

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	22,516,185	28,831,141	54,685,390	60,448,490

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF PROFIT OR LOSS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(In thousands of Brazilian reais - R$, except for earnings per share)

	Note	Parent		Consolidated
		2022	2021	2022	2021

NET REVENUE	26	-	-	36,349,623	40,164,687
Cost of Sales	27	-	-	(13,155,019)	(14,097,888)

GROSS PROFIT		-	-	23,194,604	26,066,799

OPERATING (EXPENSES) INCOME
Selling, marketing and logistics expenses	27	-	-	(15,554,569)	(16,912,862)
Administrative, R&D, IT and project expenses	27	(383,514)	(201,549)	(6,711,533)	(6,958,866)
Impairment loss on trade receivables	8	-	-	(605,995)	(837,822)
Share of profits (losses) from subsidiaries	15	(2,560,587)	1,174,834	-	-
Other operating income (expenses), net	30	-	-	(780,288)	(239,019)

OPERATING (LOSS) PROFIT BEFORE FINANCIAL RESULT		(2,944,101)	973,285	(457,781)	1,118,230

Financial income	29	37,612	33,686	5,380,798	4,006,563
Financial expenses	29	(32,018)	(20,730)	(7,281,659)	(5,033,540)

(LOSS) PROFIT BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		(2,938,507)	986,241	(2,358,642)	91,253
Income tax and social contribution	11	78,878	61,719	(119,568)	1,047,986

NET (LOSS) INCOME FOR THE YEAR FROM CONTINUING OPERATIONS		(2,859,629)	1,047,960	(2,478,210)	1,139,239

DISCONTINUED OPERATIONS
NET LOSS FROM DISCONTINUED OPERATIONS		-	-	(380,416)	(98,550)

NET (LOSS) INCOME FOR THE YEAR		(2,859,629)	1,047,960	(2,858,626)	1,040,689

ATTRIBUTABLE TO
The Company´s shareholders		(2,859,629)	1,047,960	(2,859,629)	1,047,960
Non-controlling shareholders		-	-	1,003	(7,271)
		(2,859,629)	1,047,960	(2,858,626)	1,040,689

INCOME (LOSS) PER SHARE IN THE YEAR -R$
Basic	31	(2.0843)	0.7610	(2.0843)	0.7610
Diluted	31	(2.0843)	0.7503	(2.0843)	0.7503

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		2022	2021	2022	2021

NET (LOSS) INCOME FOR THE YEAR		(2,859,629)	1,047,960	(2,858,626)	1,040,689
Other comprehensive income to be reclassified to income statement in subsequent years:
Conversion of financial statements of controlled companies abroad	15	(2,958,434)	(154,341)	(2,962,142)	(148,696)
Exchange rate effect on the conversion from hyperinflationary economy	15	24,956	218,227	24,956	218,227
Earnings (losses) from cash flow hedge operations	5.3	89	(89)	(790,479)	(210,150)
Tax effects on (losses) earnings from cash flow hedge operations	11	-	30	270,035	72,939
Equity in losses from cash flow hedge operation	5.3	(790,568)	(210,061)	-	-
Equity in tax effects on earnings from cash flow hedge operations	11	270,035	72,909	-	-

Other comprehensive income not reclassified for the income of the year in subsequent years:
Actuarial gain (loss)		-	-	21,764	459,875
Tax effects on (losses) earnings from actuarial		-	-	(61,965)	(106,979)
Tax effects on actuarial gain (loss)		21,764	459,875	-	-
Equity on actuarial gain (loss)		(61,965)	(106,979)	-	-
Equity on tax effects on actuarial gain (loss)		-	-	-	-
Comprehensive income for the year, net of tax effects		(6,353,752)	1,327,531	(6,356,457)	1,325,905

ATTRIBUTABLE TO
The Company´s shareholders		(6,353,752)	1,327,531	(6,353,752)	1,327,531
Noncontrolling shareholders		-	-	(2,705)	(1,626)
		(6,353,752)	1,327,531	(6,356,457)	1,325,905

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(In thousands of Brazilian reais - R$)

				Capital Reserves								Equity appraisal Capital Reserves adjustment
	Note	Capital stock	Treasury shares	Share premium	Special reserve	Additional paid-in capital	Income from transactions with non-controlling shareholders	Legal profit reserve			Retained losses	Other comprehensive income	Shareholders' equity attributed to controlling shareholders		Total shareholders' equity
														Non-Controlling
								Tax Incentives	Unrealized profit reserve	Retained earnings				Shareholders

BALANCES AS OF JANUARY 1, 2021		12,377,999	(11,667)	10,671,605	362,059	110,537	(92,066)	113,302	-	6,864	(759,937)	4,585,631	27,364,327	22,781	27,387,108

Net income for the year		-	-	-	-	-	-	-	-	-	1,047,960	-	1,047,960	(7,271)	1,040,689
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	-	218,227	218,227	-	218,227
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	61,344	61,344	5,645	66,989
Total comprehensive income for the year		-	-	-	-	-	-	-	-	-	1,047,960	279,571	1,327,531	(1,626)	1,325,905
Share repurchase		-	(174,113)	-	-	-	-	-	-	-	-	-	(174,113)	-	(174,113)
Loss absorption		-	-	(650,196)	-	-	-	-	-	-	650,196	-	-	-	-
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	24	-	-	-	-	275,632	-	-	-	(37,977)	-	-	237,655	-	237,655
Exercise of stock and restricted shares option plans	24	103,684	34,438	-	-	(198,767)	-	-	-	31,587	-	-	(29,058)	-	(29,058)
Reclassification of grant reserve - Natura Cosméticos		-	-	-	-	-	-	(113,302)	-	-	113,302	-	-	-	-
Dividend declared and not yet distributed		-	-	-	-	-	-	-	-	-	(180,772)	-	(180,772)	-	(180,772)
Unrealized profit reserve		-	-	-	-	-	-	-	133,616	-	(133,616)	-	-	-	-
Constitution of tax incentive reserve		-	-	-	-	-	-	-	-	737,133	(737,133)	-	-	-	-

BALANCES AS OF DECEMBER 31, 2021		12,481,683	(151,342)	10,021,409	362,059	187,402	(92,066)	-	133,616	737,607	-	4,865,202	28,545,570	21,155	28,566,725

Net loss for the year		-	-	-	-	-	-	-	-	-	(2,859,629)	-	(2,859,629)	1,003	(2,858,626)
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	-	24,956	24,956	-	24,956
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	(3,519,079)	(3,519,079)	(3,708)	(3,522,787)
Total comprehensive income for the year		-	-	-	-	-	-	-	-	-	(2,859,629)	(3,494,123)	(6,353,752)	(2,705)	(6,356,457)
Share repurchase	24	-	(120,300)	-	-	-	-	-	-	-	-	-	(120,300)	-	(120,300)
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	24	-	-	-	-	255,756	-	-	-	-	-	-	255,756	-	255,756
Exercise of stock and restricted shares option plans	24	2,741	9,282	-	-	(8,708)	-	-	-	2,145	-	-	5,460	-	5,460
Reclassification of hyperinflationary economy adjustment effect	24	-	-	(126,473)	-	(58,494)	-	-	-	(8,294)	-	193,261	-	-	-
Losses absorption		-	-	-	-	-	-	-	(133,616)	(731,458)	865,074	-	-	-	-

BALANCES AS OF DECEMBER 31, 2022		12,484,424	(262,360)	9,894,936	362,059	375,956	(92,066)	-	-	-	(1,994,555)	1,564,340	22,332,734	18,450	22,351,184

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF VALUE ADDED
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		2022	2021	2022	2021

INCOME		-	-	45,158,989	41,142,868
Sale of goods, products and services		-	-	45,348,314	41,403,760
Provision for doubtful accounts, net of reversals	8	-	-	22,830	(21,873)
Other operating expenses, net		-	-	(212,155)	(239,019)

GOODS ACQUIRED FROM THIRD PARTIES		(288,181)	(82,368)	(29,700,728)	(22,981,192)
Cost of products sold and services rendered		-	-	(14,965,137)	(15,293,976)
Materials, electricity, outsourced services and other		(288,181)	(82,368)	(14,735,591)	(7,687,216)

GROSS VALUE ADDED		(288,181)	(82,368)	15,458,261	18,161,676

RETENTIONS		(1,817)	(300)	(2,591,854)	(2,791,523)
Depreciation and amortization	16, 17 and 18	(1,817)	(300)	(2,591,854)	(2,791,523)

VALUE ADDED PRODUCED BY THE COMPANY		(289,998)	(82,668)	12,866,407	15,370,153

TRANSFERRED VALUE ADDED		(2,522,975)	1,208,520	5,380,798	4,006,563
Equity in subsidiaries	15	(2,560,587)	1,174,834	-	-
Financial income - including inflation adjustments and exchange rate variations	29	37,612	33,686	5,380,798	4,006,563

TOTAL VALUE ADDED TO DISTRIBUTE		(2,812,973)	1,125,852	18,247,205	19,376,716

DISTRIBUTION OF VALUE ADDED		(2,812,973)	1,125,852	18,247,205	19,376,716
Payroll and social charges	28	93,516	118,881	7,450,583	7,797,983
Payroll and social charges		80,969	40,609	5,746,324	5,911,837
Benefits		11,139	76,454	1,061,409	1,184,625
FGTS		1,409	1,818	642,850	701,521
Taxes, fees and contributions		(78,878)	(61,719)	6,332,326	5,504,504
Federal		(78,878)	(61,719)	(1,172,092)	(2,629,786)
State		-	-	7,503,158	8,132,278
Municipal		-	-	1,260	2,012
Third-part capital remuneration		32,018	20,730	7,322,922	5,033,540
Rentals		-	-	41,332	27,722
Others		32,018	20,730	7,281,590	5,005,818
Equity remuneration		(2,859,629)	1,047,960	(2,858,626)	1,040,689
Retained (losses) earnings		(2,859,629)	867,188	(2,859,629)	867,188
Dividends and interest on equity declared and not distributed		-	180,772	-	180,772
Minority holders' share in retained profit		-	-	1,003	(7,271)

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		2022	2021	2022	2021

CASH FLOW FROM OPERATING ACTIVITIES
Net (loss) income for the year		(2,859,629)	1,047,960	(2,858,626)	1,040,689
Adjustments to reconciliate net (loss) income for the year with net cash (used in) generated by operating activities:
Depreciation and amortization	16, 17 and 18	1,817	300	2,591,854	2,791,523
Interest and exchange variation on short-term investments		(16,742)	(22,530)	(537,289)	(264,764)
Earnings (loss) from swap and forward derivative contracts		5,266	89	992,813	(441,554)
Provision for tax, civil and labor risks		992	-	409,260	(56,177)
Monetary adjustment of judicial deposits		-	-	(35,508)	(15,246)
Monetary adjustment of provision for tax, civil and labor risks	22	59	-	79,280	25,731
Income tax and social contribution		(78,878)	(61,719)	119,568	(1,047,986)
Income from sale and write-off of property, plant and equipment, lease and non-current assets held for sale	13, 16 and 17	-	-	55,701	231,965
Share of profits (losses) from subsidiaries	15	2,560,587	(1,174,834)	-	-
Interest and exchange rate variation on leases	18	37	-	200,246	210,669
Interest and exchange rate variation on borrowings, financing and debentures, net of acquisition costs	19	-	7,918	368,314	913,619
Inflation adjustment and exchange rate variation on other assets and liabilities		(224)	(554)	2,757	2,198
Impairment	16, 17 and 18	-	-	348,734	3,017
Provision for stock option plans		258,475	48,612	258,475	275,632
Provision for losses with trade accounts receivables, net of reversals	8	-	-	605,995	837,822
Provision for inventory losses, net of reversals	9	-	-	305,705	407,207
Provision for carbon credits		-	-	(17,948)	(13,618)
Effect from hyperinflationary economy		-	-	349,859	165,826
Other adjustments to reconcile net (loss) profit		-	-	12,510	(70)
		(128,240)	(154,758)	3,251,700	5,066,483

DECREASE (INCREASE) IN ASSETS
Trade accounts receivable and related parties		(29,277)	79,888	(686,691)	(645,157)
Inventories		-	-	485,787	(1,117,671)
Recoverable taxes		17,454	(32,719)	106,221	(315,458)
Other assets		(11,867)	(7,829)	223,508	(1,223,245)
Subtotal		(23,690)	39,340	128,825	(3,301,531)

(DECREASE) INCREASE IN LIABILITIES
Domestic and foreign trade accounts payable and related parties		5,206	48,724	39,730	467,538
Payroll, profit sharing and social charges, net		20,539	223,283	(19,783)	(42,274)
Tax liabilities		11,537	(12,499)	46,730	(13,232)
Other liabilities		(77,498)	(121,024)	(370,854)	(165,386)
Subtotal		(40,216)	138,484	(304,176)	246,646
		-	-	-	-
CASH (USED IN) GENERATED BY OPERATING ACTIVITIES		(192,146)	23,066	3,076,349	2,011,598

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution		(4,027)	(5,597)	(580,163)	(976,542)
Release of judicial deposits net of withdrawals		13	(13)	40,054	(3,893)
Payments related to tax, civil and labor lawsuits	22	-	-	(261,731)	(132,784)
(Payments) proceeds due to settlement of derivative transactions		(934)	-	(594,225)	(9,040)
Payment of interest on lease	18	(37)	-	(199,769)	(219,574)
Payment of interest on borrowings, financing and debentures	19	-	(26,005)	(808,976)	(783,935)
NET CASH (USED IN) GENERATED BY OPERATING ACTIVITIES		(197,131)	(8,549)	671,539	(114,170)

CASH FLOW FROM INVESTING ACTIVITIES
Additions of property, plant and equipment and intangible		(2,030)	(1,432)	(1,102,820)	(1,479,227)
Proceeds from sale of property, plant and equipment, intangible and non-current assets held for sale		-	-	14,794	114,473
Short-term acquisition		(176,900)	(585,460)	(12,763,990)	(11,739,911)
Redemption of short-term investments		374,177	696,089	12,927,831	12,325,210
Redemption of interest on short-term investments		23,895	24,206	152,398	127,416
Receipt of dividends from subsidiaries	32	281,754	195,728	-	-
Investments in subsidiaries		-	(150,000)	-	-
NET CASH GENERATED BY (USED IN) INVESTING ACTIVITIES		500,896	179,131	(771,787)	(652,039)

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	18	(85)	-	(953,048)	(1,077,611)
Repayment of borrowings, financing and debentures – principal	19	-	(497,879)	(6,826,628)	(7,989,607)
New borrowings, financing, and debentures	19	-	-	8,557,507	6,425,565
Acquisition of treasury shares, net of receipt of option strike price		(120,300)	(174,113)	(120,300)	(174,113)
(Payment) receipt of funds due to settlement of derivative transactions		(4,332)	-	118,707	1,570,584
Payment of dividends and interest on equity for the previous year		(180,512)	-	(180,512)	-
Capital Increase		2,741	-	2,741	-
NET CASH (USED IN) GENERATED BY FINANCING ACTIVITIES		(302,488)	(671,992)	598,467	(1,245,182)

Effect of exchange rate variation on cash and cash equivalents		-	-	(309,763)	196,976

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,277	(501,410)	188,456	(1,814,415)

Opening balance of cash and cash equivalents	6	4,289	505,699	4,007,257	5,821,672
Closing balance of cash and cash equivalents	6	5,566	4,289	4,195,713	4,007,257

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,277	(501,410)	188,456	(1,814,415)

*The accompanying notes are an integral part of the Financial Statements.

INDEX OF NOTES

1.	GENERAL INFORMATION	15
2.	MANAGEMENT STATEMENT AND BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS	15
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	16
4.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	36
5.	FINANCIAL RISK MANAGEMENT	37
6.	CASH AND CASH EQUIVALENTS	48
7.	SHORT-TERM INVESTMENTS	49
8.	TRADE ACCOUNTS RECEIVABLE	49
9.	INVENTORIES	50
10.	RECOVERABLE TAXES	51
11.	INCOME TAX AND SOCIAL CONTRIBUTION	51
12.	JUDICIAL DEPOSITS	55
13.	CURRENT ASSETS HELD FOR SALE	57
14.	OTHER CURRENT AND NON-CURRENT ASSETS	58
15.	INVESTMENTS	59
16.	PROPERTY, PLANT AND EQUIPMENT	61
17.	INTANGIBLE ASSETS	63
18.	RIGHT OF USE AND LEASE LIABILITIES	67
19.	BORROWING, FINANCING AND DEBENTURES	70
20.	TRADE ACCOUNTS PAYABLE AND REVERSE FACTORING OPERATIONS	75
21.	TAX LIABILITIES	76
22.	PROVISION FOR TAX, CIVIL AND LABOR RISKS	77
23.	OTHER LIABILITIES	79
24.	SHAREHOLDER’S EQUITY	82
25.	INFORMATION ON SEGMENTS	83
26.	REVENUE	85
27.	OPERATING EXPENSES AND COST OF SALES	85
28.	EMPLOYEE BENEFITS	86
29.	FINANCE INCOME (EXPENSES)	91
30.	OTHER OPERATING EXPENSES, NET	92
31.	EARNINGS PER SHARE	92
32.	TRANSACTIONS WITH RELATED PARTIES	93
33.	COMMITMENTS	96
34.	INSURANCE	96
35.	ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS	96

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

1.	GENERAL INFORMATION

Natura &Co Holding S.A. (“Natura &Co” or “Natura &Co Holding” or “Company”) was incorporated on January 21, 2019, as part of the restructuring activities carried out in the acquisition process of Avon Products Inc. (“Avon”) and has the purpose of holding interests in other companies, as partner or shareholder, whose main business is in the cosmetics, fragrance and personal hygiene segments, through the manufacturing, distribution, and sale of their products in Brazil, in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, No. 1188, Vila Jaguará, CEP 05106-000. Natura &Co and its subsidiaries are hereinafter referred to as the “Company”. Additionally, Natura &Co trades American Depositary Receipts (“ADRs”) on the New York Stock Exchange (“NYSE”), under the ticker “NTCO”.

Brands managed by the Company include “Natura”, “Avon”, “The Body Shop” and “Aesop”. In addition to using the retail market, e-commerce, business-to-business (B2B) and franchises as sales channels for the products, the subsidiaries highlight the performance of the direct sales channel carried out by the Natura, Avon and The Body Shop Consultant(s).

2.	MANAGEMENT STATEMENT AND BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS

The individual and consolidated financial statements (herein referred to as “financial statements”) have been prepared and are being presented in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the standards of the Brazilian Accounting Standards Committee (“CPC”) and in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and by the statements from the Brazilian Corporation Law.

The financial statements show all the relevant information specific to the financial statements, and only them, which are consistent with those used by the Management in its activities.

The Company’s financial statements were approved by the Board of Directors and authorized for issuance at the meeting held on March 8, 2023.

The financial statements were prepared based on historical cost, except for derivative instruments and short-term investments that were measured at fair value and non-current assets held for sale measured at the lower of their carrying amount and the fair value net of selling expenses. The financial statements are expressed in thousands of Reais (“R$”), rounded to the nearest thousand, and the disclosures of amounts in other currencies, when necessary, were also made in thousands. The items disclosed in other currencies are duly identified, whenever applicable.

2.1	Reclassification of balances in the comparative period

During the current year the Company has performed certain reclassifications on balances presented in the comparative period to better present and align certain balances from subsidiaries that while of similar nature had been presented in separate financial statement line items. Those reclassifications related mainly to:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

a)	Provisions for uncertain tax positions previously presented as part of current tax liabilities (in the total amount of R$92,659) and provision for Tax, Civil and Labor risks (non-current, in the total amount of R$680,399) that are being reclassified to non-current income tax and social contribution;

b)	Income tax credits arising from the “Taxation on a Universal Basis” taxation regime (“TBU”) previously presented as part of current income tax and social contribution (in the total amount of R$61,712) and non-current income tax and social contribution (in the total amount of R$84,729) that are being reclassified to deferred income tax and social contribution (non-current assets);

c)	Reclassification referring to certain costs related to the cost of sales previously presented as part of selling, marketing and logistics expenses in the subsidiary Aesop in the amount of R$86,363;

d)	As of January 1, and December 31, 2021, the balance referring to predecessor adjustment presented in share premium in capital reserve in the statement of change in equity was reclassified to special reserve in capital reserve, also a component of the Company's equity, for a better consolidated presentation of this impact in this statement. This reclassification in the amount of R$ 303,059 does not have any effect on the equity and financial position presented by the Company in these periods;

e)	As of January 1, 2021, the balances referring to the effects of the conversion of balance sheets of subsidiaries in hyperinflationary economies previously presented in retained earnings in the statement of changes in equity were reclassified to Other comprehensive income, also a component of the Company's equity, for a better consolidated presentation of these impacts in this statement. This reclassification in the amount of R$ 202,677 does not have any effect on the equity and financial position presented by the Company in that period; and

f)	During the year ended December 31, 2022, some balances of the Value Added Statement (DVA) referring to December 31, 2021 are being restated to include additional details in the value added statements, in accordance with the requirements established by the pronouncement technical CPC 09, Added Value Statement (DVA). These changes do not affect the equity and financial position, the statement of profit or loss for the period or any other information previously presented in the explanatory notes.

As a result of the reclassifications disclosed above, the value of non-current assets on December 31, 2021 was increased by R$61,713 and current assets reduced by the same amount. Additionally, the amount of non-current liabilities was increased by R$92,659 and current liabilities were reduced by the same amount. Total assets and liabilities, on December 31, 2021, did not change due to these reclassifications.

The reclassification of item "c)" did not impact the total amount of operating loss or net income for the year ended December 31, 2021.

The reclassifications disclosed in items "d)" and "e)" disclosed above increase the statement of comprehensive income by R$202,677 and reduce the reserves in the statement of changes in equity by the same amount.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies applied in the preparation of these financial statements are defined below. These practices have been applied consistently in all the years presented, except for the accounting policies adopted for the first time in 2022, as described in Note 3.28).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.1	Current versus non-current classification

The Company presents assets and liabilities in the balance sheet based on the classification of current and non-current, according to the expectation for realization and/or expected consumption during the ordinary course of the operating cycle, as defined in CPC 26 (R2) - Presentation of Accounting Statements - (IAS 1 – Presentation of Financial Statements).

Deferred tax assets and liabilities are classified as non-current assets and liabilities, as disclosed in note 3.17.

3.2	Foreign currency translation

Functional currency

The items included in the financial statements of the Company and each of the companies included in the consolidated financial statements are measured using the currency of the main economic environment in which each of the companies operates (“functional currency”). The financial statements are presented in the Company’s functional and presentation currency, the Brazilian Real.

3.2.1	Transactions and balances in a currency other than the functional currency

Transactions in foreign currency, that is, any currency other than the functional currency, are translated into the functional currency of the entities included in these consolidated financial statements using the exchange rates prevailing on the dates of the transactions.

Balance sheet account balances are translated using the exchange rates prevailing on the dates of the reporting period. Gains and losses from exchange rate variation arising from the settlement of such transactions and the translation of monetary assets and monetary liabilities denominated in foreign currency are recognized in the statement of profit or loss as “finance income” and “finance expenses”.

3.2.2	Subsidiaries with different functional currency

In preparing the consolidated financial statements, the statement of profit or loss and cash flow statement and all other changes of assets and liabilities of foreign subsidiaries, whose functional currency is not the Brazilian Real, are translated into Brazilian Reais at the monthly average exchange rates, which approximates the exchange rate in effect on the date of the transactions.

The balance sheet is translated into Brazilian Reais at the exchange rate prevailing at each reporting date. The effects of exchange rate variations resulting from these translations are presented under item Other Comprehensive Income (“OCI”) in the statement of comprehensive income in shareholders’ equity.

The translation calculation is different for Natura Cosméticos S.A. – Argentina (“Natura Argentina”), Cosmeticos Avon Sociedad Anonima Comercial e Industrial (“Avon Argentina") and Avon Kozmetik Urunleri Sanayi ve Ticaret Anonim Siketi (“Avon Turkey”), which became hyperinflationary economies as of July 1, 2018 for Argentina and June 1, 2022 for Turkey, in which other than the balance sheet, the revenue and expenses are also translated into Reais at the exchange rates prevailing at each reporting date.

3.2.3	Hyperinflationary economy

On July 1, 2018 and June 1, 2022, Argentina and Turkey were considered hyperinflationary economies, respectively considering the rise in the official price indices of the respective countries accumulated on those dates (Consumer Price Index, or “IPC” for the Argentina and the Internal Wholesale Price Index, or “IPIM” for Turkey. Since the Company does not operate in an economy that became hyperinflationary in the year, but its subsidiaries indicated above, the restatement of the comparative balances of previous years does not is carried out, in accordance with the provisions of CPC 02 (R2) - Effects of changes in exchange rates and conversion of financial statements (IAS 21 - The effects of changes in foreign exchange rates).

Accordingly, non-monetary assets and liabilities recorded at historical cost in these subsidiaries were restated based on the respective indices mentioned above, with the effects resulting from changes in general purchasing power being presented in the statement of income. The net effect of the inflation adjustment for the years ended December 31, 2022 and 2021 was presented in a specific account for the effect of hyperinflation in the financial result (see note 29).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

For the purpose of converting the accounting balances of the respective subsidiaries into the presentation currency (reais R$) used in the Company's individual and consolidated financial statements, the following procedures were adopted:

➢	Assets and liabilities were translated at the exchange rate prevailing at the reporting date (0.02955 and 0.05437 Argentine peso for each Brazilian Real and 0.2786 and 0.4286 Turkish lira for each Brazilian Real on December 31, 2022 and 2021, respectively); and

➢	Revenues and expenses of the year were translated at the exchange rate prevailing at the reporting date (the same as indicated above), instead of the average exchange rate of the year, which is used to translate currencies in non-hyperinflationary economies.

The accumulated inflation for the year ended December 31, 2022 was 94.8% in Argentina and 64.3% in Turkey (50.6% in Argentina as of December 31, 2021), as per IPC index.

3.3	Consolidation

The following procedures are applied in the preparation of the consolidated financial statements:

a)	Investments in subsidiaries

The Company controls an entity when it is exposed to, or is entitled to, the variable returns arising from its involvement with the entity and can affect those returns by exercising its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date when the Company obtains control until the date when the control ceases to exist.

In the individual financial statements, the investments in subsidiaries are accounted for using the equity method. The financial statements of the subsidiaries are prepared at the same reporting date as the parent company. Whenever necessary, adjustments are made to suit subsidiaries’ accounting policies to those of the Company.

In accordance with the equity method, the portion attributable to the Company on the net income or loss for the year regarding these investments is recorded in the statement of profit or loss of the parent company under the item “share of profit (loss) of equity investees”. All intra-group balances, income and expenses and unrealized gains and losses arising from intra-group transactions are eliminated completely. The other comprehensive income (“OCI”) of subsidiaries is recorded directly in the Company’s shareholders’ equity under the item “OCI”.

Below is a list of the Company’s direct subsidiaries as of December 31, 2022 and 2021:

	Interest - %
	2022	2021
Direct interest:
Avon Products, Inc.	100.00	100.00
Natura Cosméticos S.A.	100.00	100.00
Natura &Co International S.à r.l.	100.00	100.00
Aesop Holdings Ltd.	100.00	-

The activities of the direct subsidiaries are described below:

➢	Avon Products, Inc. (“Avon Products”): a global manufacturer and marketer of beauty and related products, with operations started in 1886 and established under the laws of the State of New York in the United States of America on January 27, 1916. It conducts its business in the beauty sector and other consumer products through direct selling companies to create, manufacture and market beauty and non-beauty products. Its business is carried out mainly through one channel: direct selling.

➢	Natura Cosméticos S.A. (“Natura Cosméticos”): is a privately-held corporation, established in accordance with the laws of the Federative Republic of Brazil on June 6, 1993, for an indefinite term and the main focus of which is the commercialization of cosmetics and fragrances in general. It also operates through e-commerce and has an expanded network of its own physical stores. The subsidiaries The Body Shop International Limited (The Body Shop) and Emeis Holding Pty Ltd. (Aesop) are consolidated by this entity.

➢	Natura &Co International S.à r.l. (“Natura &Co International”): a company established in Luxembourg on February 14, 2020 with the main purpose of operating as the finance arm of the Company (a “Finco”), centralizing the fundraising activities with external entities and providing funding for the other entities of the economic group on behalf of the parent company. Furthermore, the entity has also the purpose of managing and holding stakes in national and foreign companies.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

➢	Aesop Holdings Ltd. (“Aesop Holdings”): a company established in the United Kingdom with the purpose of managing and holding interests in national and foreign companies.

As of December 31, 2022 and 2021, there are no subsidiaries directly or indirectly controlled that have significant interests held by non-controlling shareholders.

3.4	Goodwill

Goodwill arising from a business combination is initially measured at cost, with the exceeding aggregate amount of: (i) the consideration transferred, measured at fair value; (ii) the amount of any non-controlling interest in the acquiree; and (iii) in a business combination achieved in stages, the fair value of the acquirer’s previously held equity interest in the acquiree at the acquisition date; over the net assets acquired (identifiable net assets acquired and assumed liabilities). When this aggregate amount is lower than the net amount of the identifiable assets acquired and the assumed liabilities, a gain on a bargain purchase is immediately recognized in the statement of profit or loss. Subsequently, goodwill is measured at cost less any accumulated impairment losses.

For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the group of Cash-Generating Units (“CGU”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units and annually tested, and whenever circumstances indicate that the carrying amount may present impairment losses.

3.5	Cash and cash equivalents

Cash and cash equivalents are maintained for the purpose of meeting short-term cash commitments, not for investment or other purposes. Cash and cash equivalents include cash, demand deposits and short-term investments realizable within 90 days of the original date of the security or considered to be highly liquid granted by the issuer or convertible into a known amount of cash and which are subject to an insignificant risk of changes in value. Instruments that are not eligible for the classification of cash and cash equivalents, due to their liquidity, maturity or even the risk of changes in value, are classified as short-term investments.

3.6	Financial instruments

3.6.1	Financial assets

Initial recognition and measurement

Upon initial recognition, a financial asset is measured at fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Subsequently, financial assets are measured at amortized cost, at fair value through other comprehensive income (“FVTOCI”), or at fair value through profit or loss (“FVTPL”).

The classification of financial assets at initial recognition depends on the characteristics of the contractual cash flows of the financial asset and the business model of the Company for the management of these financial assets. The business model of the Company for managing financial assets refers to how the Company manages its financial assets to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are “non-derivative” financial assets held within a business model with the objective to hold financial assets to collect contractual cash flows, while financial assets classified and measured at fair value through OCI are held within a business model with the objective of holding financial assets to collect contractual cash flows and selling them.

Subsequent measurement

Financial assets at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment analysis. Gains or losses are recognized in the statement of profit or loss when the asset is written off, modified, or impaired.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The main financial assets of the Company classified as amortized cost include balances of trade accounts receivable, other current assets and non-current assets balances (see note 5.5).

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are presented in the balance sheet at fair value with net changes in fair value recognized in the statement of profit or loss. This category includes derivative instruments and short-term investments which the Company had not irrevocably elected to classify according to the fair value through OCI.

The financial assets measured at fair value through profit or loss are investment funds, government securities, restricted cash, treasury bills, mutual investment fund, Dynamo Beauty Ventures Ltd. fund (“DBV Fund”), Certificate of Bank Deposits (“CDB”), repurchase operations, financial and operating derivatives, as presented in note 5.5.

Derecognition (write-off) of financial instruments

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is written off when the rights to receive cash flows from the asset have expired, when the Company transfers its rights or risk to receive cash flows from the asset or when the Company has assumed an obligation to pay the full amount of received cash flows, without significant delay, to a third party under an on-lending agreement and either (i) the Company has transferred substantially all risks and benefits of the asset, or (ii) the Company has neither transferred nor retained substantially all risks and benefits of the asset, but transferred the asset control.

When the Company transfers its rights to receive cash flows of an asset or executes an on-lending agreement, it assesses whether, and at which extent, it has retained the risks and benefits of ownership. When the Company has neither transferred nor retained substantially all risks and benefits of the asset, nor transferred the control over the asset, the Company continues to recognize the asset transferred to the extent of its continued involvement. In this case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Impairment of financial assets

The Company recognizes an allowance for expected credit losses (“ECL”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted by an approximation of the original effective interest rate.

ECLs are recognized in two stages: (i) for credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provisioned for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL); (ii) for credit exposures for which there has been a significant increase in credit risk since initial recognition, an allowance for losses is required for credit losses expected over the remaining life of the exposure (a lifetime ECL), irrespective of the timing of the default.

For trade accounts receivable, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes an allowance for losses based on the ECL at each reporting date. The Company has recorded a provision that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. Further details are disclosed in note 4.6.

The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.6.2	Financial liabilities

Initial recognition and measurement

All financial liabilities are recognized initially at fair value and, in the case of borrowing, financing and debentures, net of directly attributable transaction costs. The Company’s main financial liabilities include borrowing in local and foreign currency, financing and debentures (note 19), derivative instruments (note 5), trade accounts payable and reverse factoring operations (note 20), trade accounts payable - related parties (note 32), lease liabilities (note 18), insurance payable (note 23) and dividends payable (note 24).

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories: (i) financial liabilities at fair value through profit or loss; or (ii) financial liabilities at amortized cost.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities classified upon initial recognition at fair value through profit or loss. During the year, considering the fair value hedge established to protect against interest rate variability associated with the issuance of real estate receivable certificates (“CRI”), the respective liabilities presented in borrowing, financing and debentures were designated at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the short term. This category also includes derivative instruments entered into by the Company that are not classified as hedging instruments in the hedge relationships defined by CPC 48 - Financial Instruments (IFRS 9 – Financial Instruments). Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated on initial recognition at fair value through profit or loss are designated on the initial recognition date and only if the criteria of CPC 48 (IFRS 9) are met.

Financial liabilities at amortized cost

This is the most relevant category for the Company. After initial recognition, interest-bearing borrowings, financing and debentures are subsequently measured (except issuance of the aforementioned real estate receivables certificates) at amortized cost using the effective interest rate method. Gains and losses are recognized in profit or loss when the liabilities are written off as well as through the effective interest rate amortization process.

Any difference between raised and settled amounts is recognized in the statement of profit or loss, using the effective interest rate method during the year in which the borrowings, financing and debentures are outstanding.

Amortized cost is calculated by considering any premium or discount on acquisition and fees or costs that are an integral part of the effective interest rate method. The effective interest rate amortization is included as finance expenses in the statement of profit or loss.

This category generally applies to trade accounts payable and reverse factoring operations (see note 20), interest-bearing borrowing, financing and debentures (see note 19) and lease liabilities (see note 18).

Derecognition

A financial liability is written off when the obligation under the liability is discharged, canceled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as derecognition of the original liability and recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the balance sheet if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

The offsetting of financial instruments is also applied to bank balances subject to the central treasury management system (“cash pooling”) instituted with the financial institution, in which the current account positions of the Company (including overdraft balances) are offset since the Company has a legally enforceable right to settle at the net amount and intends to settle the positions on a net basis.

3.6.3	Derivative financial instruments

Derivative financial instruments transactions contracted by the Company consist of swaps and currency and Non-deliverable interest rate forwards (“NDF”) intended exclusively to hedge against foreign exchange risks related to (i) exchange rate risks associated to balance sheet position, purchase of goods and property, plant and equipment, forecast exports in addition to and foreign-denominated cash flows for capital contributions in foreign subsidiaries; and (ii) variability in interest rates associated with contracted debt.

They are measured at fair value, and changes are recognized through profit or loss, except when they are designated as cash flow hedge accounting, which changes in fair value are recorded in OCI.

The fair value of derivative instruments is measured by the treasury department of the Company based on information on each contracted transaction and related market inputs as of the reporting date of the financial statements, such as interest and exchange rates.

For the purpose of hedge accounting, hedges are classified as: (i) fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment; (ii) cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; and that may affect the result or (iii) hedge of a net investment in a foreign operation.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, the risk management goal and strategy for hedging.

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Company will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing and future basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Any imbalance between the hedge index of the object and the hedge instrument that is not in compliance with the hedge purpose is adjusted so that the index returns to the standards established in the protection strategy.

During the years ended December 31, 2022 and 2021, the Company did not carry out transactions related to hedge of net investment. Fair value and cash flow hedges that meet all the qualifying criteria for hedge accounting are accounted for as described below.

Fair value Hedge

It consists in providing protection against variation at fair value of assets or liabilities recognized or firm commitments not recognized, or a component of any such items, that is attributed to a specific risk and that may affect the result.

Any gain or loss arising from variations at fair value of the derivative instruments designated as hedge instruments and the hedged assets or liabilities are recognized in the financial result.

In the year ending on December 31, 2022, the Company used derivative instruments, and the hedge accounting was used at fair value, as disclosed in note No. 5.3, to hedge against the variation in the interest rates agreed upon as part of the issue of the real estate receivable certificates (“CRI”).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Cash flow hedges

It consists in providing hedge against variation in cash flows attributable to a specific risk related to a known asset or liability or a highly probable forecast transaction and that may affect statement of profit or loss.

The effective portion of changes in fair value of derivative instruments that is designated and qualified as cash flow hedge is recognized in OCI and accumulated in the “gains (losses) from cash flow hedge operations” and “tax effect on gain (loss) from cash flow hedge operations”. In a cash flow hedge, the effective portion of gain or loss from the hedge instrument is recognized directly in OCI, in shareholders’ equity, while the ineffective portion of hedge is immediately recognized as finance income (expense).

For the years ended December 31, 2022 and 2021, the Company used derivative instruments, applying cash flow hedge accounting and, as disclosed in note 5.3, for hedge against the risk of change in exchange rates related to borrowings in foreign currency, purchase and sale transactions in foreign currency and intercompany borrowing operations that: (i) are highly related to the changes in the market value of the hedged item, both at the beginning as well as during contract term; (ii) have documentation of the transaction, hedged risk, risk management process and methodology used in assessing future effectiveness; and (iii) are considered effective in reducing the risk associated with the exposure to be hedged. It allows the application of the hedge accounting methodology, with effect of the fair value measurement on the shareholders’ equity and the realization on the statement of profit or loss in the item related to the hedged item.

Discontinuing hedge accounting

Hedge accounting is discontinued when the Company terminates the hedge relationship, the hedge instrument matures or is sold, revoked or executed, or no longer qualifies to hedge accounting. Any gains or losses recognized in OCI and accumulated in shareholders’ equity up to that date remain in shareholders’ equity related to cash flow hedge and are recognized when the forecast transaction is eventually recognized in the statement of profit or loss.

If a forecast transaction results in the subsequent recognition of a non-financial asset or liability, the cumulative gain or loss in OCI is recycled to profit or loss during the same year for which the non-financial asset acquired or non-financial liability assumed affects the profit or loss. For example, when the non-financial asset is depreciated or sold.

On the other hand, if a forecast transaction results in the subsequent recognition of a financial asset or liability, the cumulative gain or loss in OCI is recycled to profit or loss during the same period for which the financial asset acquired or financial liability assumed affects the profit or loss. For example, when financial income or expense is recognized.

When the forecast transaction is no longer expected, cumulative gains or losses and deferred in the statement of changes in shareholders' equity are immediately recognized in the statement of profit or loss.

The Company assesses, on a prospective basis, throughout the hedge term, the effectiveness of its derivative instruments, as well as changes in their fair value.

The fair values of derivative instruments are disclosed in note 5.5.

3.7	Trade accounts receivable

Trade accounts receivable correspond to amounts receivable for the sale of goods and services in the ordinary course of the activities of the Company and are recognized to the extent that the consideration, which is unconditional, is due by the customer (that is, only the passage of time is required before payment of the consideration is due) and are measured on initial recognition at cost for the consideration to which the Company expects to be entitled in exchange for the products promised to the client.

Subsequently, trade accounts receivable are measured at amortized cost by using the interest rate method and they are subject to impairment test.

3.8	Inventories

Inventories are valued at their average cost and the net realizable value, whichever is lower. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

The Company considers the following items when determining its allowance for inventory losses: discontinued products, products with slow turnover, expired products or products nearing the expiration date and products that do not meet quality standards, recorded as “cost of sales”.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.9	Carbon credits – carbon neutral program

In 2007, the Company assumed, with its associates, clients, suppliers and shareholders, a commitment to be a Carbon Neutral company, which is to neutralize its emissions of greenhouse gas (“GHG”), throughout its production chain, from extraction of raw materials to post- consumption.

This commitment, which presently refers to the operations of all Company and does not reflect a legal obligation to the extent in which the specific regulations still have not been promulgated by the legislative branch.

Thus, considering the practices historically applied by the Company and the specificity of the commitments assumed and disclosed to the market and society, this commitment is considered a non-formalized obligation, according to CPC 25 (IAS 37 - Provisions, Contingent Liabilities and Contingent Assets).

The liability is estimated through audited carbon emission inventories carried out annually and valued based on the best estimate of the cash disbursement that will be required to settle the current obligation at the reporting date, considering the history of similar transactions carried out by the Company for such end. As of December 31, 2022 and 2021, the balance recorded as “Other non-current liabilities” refers to the total carbon emissions during the period of 2007 to 2022 that have not yet been neutralized by corresponding projects and therefore not granting of the carbon neutral certificate.

The Company elected to make purchases of carbon credits by investing in projects with environmental benefits arising from the voluntary market. Thus, the costs incurred will generate carbon credits after completion or maturation of these projects. Such expenses are recorded in the line item “other current assets” (see note 14) and are measured on initial recognition at cost based on the amounts invested and subsequently measured based on the estimated average value of certificates receivable from recent transactions between unrelated parties.

Upon effective delivery of the related carbon neutral certificates to the Company, and duly filed, the obligation of being carbon neutral is effectively fulfilled; therefore, the asset balances are offset against those of the liabilities.

3.10	Property, plant and equipment

Property, plant and equipment is measured at cost of acquisition or construction, plus interest capitalized during construction period, in the case of qualifying assets, and reduced by accumulated depreciation and impairment losses, if applicable. Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted, if applicable.

Land is not depreciated. Depreciation of the other assets is calculated to reduce the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their useful lives and is recognized in the statement of profit or loss. The estimated useful lives of the assets are mentioned in note 16.

Gains and losses on disposals are calculated by comparing the proceeds from the sale with the carrying residual amount and are recognized in the statement of profit or loss as “other operating income (expenses), net”.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

3.11	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are reported at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the method for an intangible asset with a finite useful life are reviewed at least at each reporting date. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense regarding intangible assets with finite lives is recognized in the

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, and when circumstances indicate that the carrying amount may be impaired, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the useful life is changed from indefinite to finite on a prospective basis.

An intangible asset is written off upon disposal (i.e., at the date the receiver of the asset obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon write-offs of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss in item “other operating income (expenses), net”.

The main classes of intangible assets and useful life are detailed below and described in note No. 17.

3.11.1	Software

Licenses of software and enterprise management systems acquired are capitalized and amortized according to the useful lives, and maintenance costs are recognized as expenses when incurred.

Business management system acquisition and implementation costs are capitalized as intangible assets when the asset is identified, when there is evidence that future economic benefits will be generated and when the asset is controlled by the Company, taking into consideration its economic and technological viability. Contracts involving hosting and/or processing of information in the cloud (“cloud computing arrangements”) generate intangible assets to the extent that on the contract start date, the Company obtains control of the software. Contracts which only provide the right of access to the supplier's software during the term of the contract are treated as a service contract and, consequently, recognized as an expense in the statement of profit or loss as the service is provided (since the right of receiving access to the supplier's software does not give the Company, at the commencement date of the contract, the power to obtain the future economic benefits arising from the software itself and to restrict third parties' access to those benefits).

The amounts incurred on software development recognized as assets are amortized under the straight-line method over its estimated useful life. The expenditures related to software maintenance are recognized in profit or loss of the year when incurred.

3.11.2	Trademarks and patents

Separately acquired trademarks and patents are stated at their historical cost. Trademarks and patents acquired in a business combination are recognized at fair value on the date of acquisition. For trademarks and patents with a defined useful life, amortization is calculated using the straight-line method.

3.11.3	Relationship with retail clients, franchisees, sub-franchisees and agents

Relationships with retail clients, franchisees, sub-franchisees and agents acquired in business combinations are recognized at fair value on the date of acquisition and amortization is calculated using the straight-line method.

3.11.4	Key money with defined useful life

Key money with defined useful life is recorded at the acquisition cost and amortized using the straight-line method during the rental period.

3.11.5	Technologies developed

Technologies developed include technology for product development (including formulas, labeling data, manufacturing processes, regulatory approvals, product packaging and designs) arising from business combination, and are recognized at fair value on the date of acquisition and its amortization is calculated using the straight-line method.

3.12	Impairment of non-financial assets

The Company reviews, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when the annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset or the CGU fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written off to its recoverable amount.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

In assessing value in use, the estimated future cash flows are discounted to their current value using a pre-tax discount rate that reflects the subsidiary’s weighted average cost of capital in which the CGU operates, which reflects the risks specific to the CGU and is derived from its existing business and respective risks.

The Company bases its impairment calculation on most recent budgets and forecast calculations, which are prepared separately for each of the Company’s CGU (or groups of cash-generating units with respect to goodwill for future profitability) to which the individual assets are allocated and monitored for the purpose of its recoverability. These budgets and forecast calculations generally cover a period of ten years. A long-term growth rate is calculated and applied to project future cash flows after the tenth year.

Impairment losses are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

For non-financial assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the assets or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss.

Goodwill and other intangible assets with indefinite useful lives are tested for impairment annually as of December 31, and when circumstances indicate that the carrying amount may be impaired. Impairment losses relating to goodwill cannot be reversed in future periods.

3.13	Lease liability

The Company reviews, at the beginning of the contract, whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. The Company (as a lessee) applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the strike price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the current value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate that is implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (i.e., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Company's lease liabilities are disclosed in Note 18.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

On May 28, 2020, the IASB issued “Covid-19-Related Rent Concessions”, amendment to IFRS 16 – Leases (CPC 06 (R2)), and subsequently extended the effectiveness of those conditions until June 30, 2022. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect up to June 2022 not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19-related rent concession the same way it would account for the change under CPC 06 (R2) (IFRS 16), if the change was not considered a lease modification.

As of December 31, 2022, the positive impact arising from the relief provided by the amended standard totaled to R$19,740 on the Company’s statement of income which was recorded as “operating expenses and cost of sales” (R$80,037 in the year ended December 31, 2021).

3.13.1	Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated using the straight-line method over the shorter of the lease term and the estimated useful lives of the assets, disclosed in note 18.

The right-of-use assets are also subject to impairment, as disclosed in note 3.12.

3.13.2	Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases regardless of their nature (that is, those leases that have a lease term of 12 months or less from the start date and do not contain a call option). The Company also applied the lease of low-value assets recognition exemption for leases that, according to its policy, are considered of low value, regardless of their nature. Lease payments in short-term and leases of low-value assets are recognized as an expense using the straight-line method over the lease term.

3.14	Current assets held for sale and discontinued operations

The Company classifies current assets and disposal groups as held for sale if their carrying amounts will be recovered mainly through a sale transaction rather than through continuous use. Current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance expenses and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or (disposal group) is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the expectation to sell to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the balance sheet.

A disposal group qualifies as discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively for the purpose of resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount in the statement of profit or loss as profit or loss after taxes in the statement of profit or loss.

The amounts presented as held for sale and discontinued operations come from the subsidiary Avon’s business combination process. Discontinued operations basically refer to costs incurred with the resolution of lawsuits associated with the operation that the subsidiary Avon kept in North America, which was sold prior to the acquisition of subsidiary Avon by the Company. The Company presents these effects as part of its discontinued operations since it considers the discontinued operations of the subsidiary Avon as an extension of the Company and for assessing that this presentation reliably represents the essence of the associated transaction.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.15	Trade accounts payables and reverse factoring operations

The Company is party of a reverse factoring operation (supplier finance arrangement) with a financial institution to facilitate administrative procedures for suppliers to advance receivables related to the routine purchases of the Company. In this operation, the financial institution separately offers to pay the supplier in advance in exchange for a discount and, when agreed between the bank and the supplier (the decision to join this transaction is solely and exclusively on the supplier), the Company pays the financial institution on the original payment date at the full-face value of the originating obligation.

This operation does not change the amounts, nature and timing of the liability (including previously agreed-upon terms, prices and conditions) and it does not affect the Company with financial charges practiced by the financial institution, on performing a thorough analysis of suppliers by category. There is no guarantee given by the Company.

Additionally, the payments made by the Company represent purchases of goods and services, are directly related to invoices from trade accounts payables and do not change the Company’s cash flows. Thus, the Company continues to recognize the liability as a trade accounts payables and these transactions are presented as operating activities in the cash flow statement.

3.16	Provisions for tax, civil and labor risks

Provisions are recognized when the Company have a legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and its value can be reliably estimated. Provisions are quantified at the current value of the expected outflow of resources to settle the obligations using the appropriate discount rate according to risks related to the liability.

The provisions for tax, civil and labor risks are monetarily adjusted through the end of the year to cover probable losses, based on the nature of the risk and the opinion of the Company’s legal advisors. The monetary adjustments are recorded in finance expenses, see note 29.

Contingent assets are not recognized by the Company and are only disclosed, in case of probable receipt of economic benefits. If it is practically certain that economic benefits will be received, the asset and the corresponding gain are recorded in the financial statements of the year corresponding to the change in the estimate.

A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured at the higher of the amount that would be recognized in accordance with the requirements for provisions above or the amount initially recognized less (when appropriate) cumulative amortization recognized in accordance with the requirements for revenue recognition.

The Company has contracts that provide for the payment of success fees arising from tax, civil and labor proceedings in which it is a defendant. The Company, based on its best estimate, calculated, and provisioned the amounts for which it understands that there is an expectation of future disbursement.

3.17	Current and deferred income tax and social contribution

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities based on the tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income. The Company periodically assesses the tax treatment assumed in the determination of taxes on profit with respect to situations in which the applicable tax regulation gives rise to interpretations that may be different and considers whether it is likely that the tax authority would accept the uncertain tax treatment. The Company assesses these taxes balances based on the most probable or expected value, depending on which method is assessed as the one that provides the best forecast for resolving the uncertainty.

The Company has material uncertain tax positions, and which - in case of any unfavorable outcome under litigation - could result in a material adverse impact to the financial statements.

In Brazil, they include the corporate income tax (“IRPJ”) and the social contribution on net income (“CSLL”), which are calculated based on taxable income by applying the 15% rate plus additional of 10% on taxable income exceeding R$ 240 for IRPJ and 9% for CSLL and considers the offset of tax losses, limited to 30% of annual taxable income. Taxable income reflects profit before taxes adjusted by non-taxable and non-deductible items (both temporary and permanent items).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Deferred taxes represent tax debits and credits on temporary differences between tax base and accounting base of assets and liabilities on accrued tax losses. Deferred tax assets and liabilities are classified as non-current as required by CPC 32 / IAS 12 – Income taxes.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. The estimate future taxable income requires judgements, estimates and interpretation of tax laws.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted at the reporting date and reflect the uncertainties relating to these taxes, when applicable.

Deferred tax assets and liabilities are offset if there is a legal feasible right to offset tax liabilities against tax assets, and if they are related to taxes registered by the same tax authority under the same taxable entity. Thus, for presentation purposes, tax asset and liability balances are disclosed separately.

3.18	Employee benefits

3.18.1	Short-term benefits

The obligations of short-term benefits for employees are recognized as personnel expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or non-formalized obligation to pay the amount due to services rendered by the employee in the past and the obligation can be reliably estimated.

3.18.2	Profit sharing program

The Company recognizes a liability and an expense for its profit-sharing program based on criteria that considers the profit attributable to its shareholders and which is tied to the achievement of specific operational goals and objectives established and approved in the beginning of each year.

3.18.3	Defined contribution plans

Obligations to contribute to defined contribution plans are recognized in the statement of profit or loss as personnel expenses when the related services are rendered by employees. Contributions paid in advance are recognized as an asset to the extent that a cash refund or a reduction in future payments is possible.

3.18.4	Defined benefit plans

The Company’s net obligation for defined benefit plans (retirement and post-employment health care) is calculated for each plan based on the estimated amount of the future benefit that beneficiaries will receive in return for services rendered in previous years. This amount is discounted to its current value and is presented net of any plan asset’s fair value. The calculation of the defined benefit plan obligation is carried out annually by an external and independent actuary using the Projected Unit Credit Method. When the calculation results in a potential asset for the Company, the asset to be recognized is limited to the current value of economic benefits available in the form of future reimbursements or reductions in future contributions. To calculate the current value of economic benefits, any applicable minimum cost requirements are considered.

The current service cost and accrued interest on the present value of the liability are recognized in the statement of income and the actuarial gains and losses, generated by the remeasurement of the liability due to changes in actuarial assumptions, are recognized in “OCI”. In case of changes or reductions in the plan, the effects of the cost of past services are recognized in the statement of profit or loss on its occurrence date.

3.19	Share-based payments

The Company’s executive officers are granted the following purchase option plans, settled exclusively with its own shares.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

i)	Stock option plans;

ii)	Restricted share purchase program;

iii)	Stock option plan related to the strategy acceleration; and

iv)	Performance share purchase program.

The plans are measured at fair value at the grant date. In determining the fair value, the Company uses an adequate valuation method, details of which are disclosed in note 28.1.

The cost of transactions settled with equity instruments is recognized, together with a corresponding increase in shareholders’ equity under “additional paid-in capital”, throughout the period in which the service conditions are fulfilled, ending on the date on which the employee is fully vested in the right to the award (vesting date). The cumulative expense recognized for equity instruments transactions settled on each base date up to the vesting date reflects the extent to which the vesting period has transpired and the Company’s best estimate of the number of equity instruments to be vested. The expense or credit of the year is recorded in the statement of profit or loss under “selling or administrative expenses”, depending on the internal department where the eligible employee is allocated.

For the stock options plan and the strategy-acceleration program, even after expiration of the term for exercise, the recognized expense is not reversed since the right has been vested in executive officers.

When an award of equity instruments settlement is canceled (except when the cancellation occurs due to loss of right over the equity instrument for not fulfilling the grant conditions), it is treated as if it had been acquired on the date of cancellation, and any expense not recognized is registered immediately. This includes any award for which the Company or the counterparty have the option of not fulfilling the non-vesting obligation. All cancellations of transactions settled with equity instruments are treated in the same way.

The dilution effect of options granted is reflected as additional share dilution in the calculation of diluted earnings per share.

3.20	Dividends and interest on net equity

The proposed payment of dividends and interest on net equity made by the Management that is within the portion equivalent to the minimum mandatory dividend is recorded in the line item “dividends and interest on net equity” in current liabilities, as it is considered a legal obligation provided for by the Company’s bylaws; However, the portion of dividends exceeding minimum mandatory dividends, as declared by the Management after the reporting date, referred to in the financial statements, but before the authorization date for the issuing of the financial statements, is recognized in the line item “Additional proposed dividend”, in shareholders’ equity.

For corporate and accounting purposes, interest on net equity is stated as allocation of income directly in shareholders’ equity.

3.21	Treasury shares

The Company’s own equity instruments which are reacquired (treasury shares) are recognized at acquisition cost and deducted from shareholders’ equity. No gain or loss is recognized in the statement of profit or loss regarding the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Upon disposal or transfer of treasury shares to beneficiaries of share-based payment plans (settled in shares), the amount of the consideration received is recognized as an increase in shareholders’ equity, and any gain or loss resulting from the transaction is recorded as a capital reserve.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.22	Operating segments

The information per business segment is presented in note 25 in a manner consistent with the internal report provided to the chief operating decision maker.

The main decision-making body of the Company, which is responsible for defining the allocation of funds and for the performance assessment of the operating segments, is the Board of Directors.

Additionally, the Company has a Group’s Operational Committee (“GOC”) that includes the CEOs of Natura &Co Holding, Natura &Co Latam, Avon International, The Body Shop and Aesop, in addition to representatives of key business areas (Finance, Legal, Operations and Corporate Governance), which advises the Board of Directors and is responsible for, among others things, monitoring the implementation of short and long-term strategies and making recommendations to the Board of Directors regarding the management of the Company, from the perspective of its results, allocation of funds among business units, cash flow and talent management.

3.23	Revenue from contracts with customers

Revenue from contracts with customer is recognized when control of the goods or services is transferred to the customer at an amount that reflects the fair value of the consideration the Company expects to be entitled in exchange for those goods or services. The Company has concluded that it is the principal in its revenue arrangements.

The Company considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price, the effects of variable consideration, existence of a significant financing component, non-cash consideration, and consideration payable to the customer (if any) are considered.

The nature and other considerations on the transaction price and the moment in which the performance obligation is fulfilled for each of the main revenue streams are shown below.

3.23.1	Direct sales

Revenue from direct sales is generated by sales to the Company’s consultants (our customers) based on the fair value of consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. Revenue from sales is recognized when the performance obligation is fulfilled, i.e., when the promised product is physically delivered, and the Consultant obtains control over the product.

3.23.2	Direct sales – Additional charges and penalties for late payments

The Company charges their customers (Consultants) additional charges and penalties for late payments in the settlement of sales receivables. Due to the level of uncertainty in collecting these amounts (variable consideration), the subsidiaries recognize revenue from additional charges and penalties based on the consideration that Company expects to be entitled given its history of collection from customers.

3.23.3	Retail sales

The Company, which operates in the retail market, measures sales revenues based on the fair value of the consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. These revenues are recognized when the performance obligation is fulfilled, i.e., when the promised product is physically delivered, and the consumer obtains control over the product.

3.23.4	Other performance obligation

3.23.4.1	Loyalty program (points campaign)

The Company offers points campaign (loyalty program), in which customers accumulate points - while buying the Company’s products - to be exchanged (redeemed) for products in the future. Measurement of points is based on their expected cost, plus a margin. The amount allocated to the loyalty program is deferred and the revenue is recognized upon redemption of the points accumulated by consultants for retail and direct sales, or when they expire or are no longer considered redeemable. The loyalty program points are valid for up to approximately five months (six cycles).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.23.4.2	Program for recognition of Natura and Avon consultants’ performance

The Company has performance recognition programs, in which the consultants are awarded based on different indicators, for example, volume of purchases, length of service, among others. The Company believes that this performance recognition program has an added value and hence is considered a commitment to our network. Measurement of performance recognition programs is based on their expected cost, plus a margin. The amount allocated to performance recognition programs is deferred and revenue is recognized when awards are delivered to the Company’s Consultants.

3.23.4.3	Events

The Company organizes events to encourage and recognize the best Consultants. The Company believes that these events have an added value for the Consultants, in addition to generating in them an expectation to participate in these events. Thus, the Company has determined that these events are a performance obligation. Measurement of events is based on their expected cost, plus a margin. The amount allocated to events is deferred and the revenue is recognized when the event is held.

3.23.4.4	Franchises (courses, training and consulting/outfit and opening)

Upon execution of the agreement, the Company charges from franchisees a fixed amount, part of which is allocated to courses, training and consultancy to train and instruct the franchisee to sell “Natura” and “The Body Shop” brand products. In addition, other part of the charged amounts refers to outfit (specific products to be used at the franchisee store) and inauguration (franchisee’s store opening event). The Company believes that these items represent a material right and, for such, they are considered a performance obligation. Measurement is based on the market value of these items, being initially recognized as deferred revenue. When the franchisee’s store is opened, this deferred revenue is allocated to the statement of profit or loss.

3.23.4.5	Franchisees (advertising fund)

Upon the execution of the agreement, the Company charges from franchisees a fixed amount, a part of which is for the advertising fund (monthly delivery of showcases). The Company believes that this item represents a material right and, for such, it was considered a performance obligation. Measurement is based on the market value of this item, being initially recognized as deferred revenue. This deferred revenue is allocated to statement of profit or loss upon the delivery of showcases to the franchisees.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.23.4.6	Franchises (brand right of use)

Upon the execution of the agreement, the Company charges from franchisees a fixed amount, part of which is for the use of the “Natura” brand. The Company believes that this item represents a material right and, for such, it was considered a performance obligation. Measurement is based on residual value, i.e., the remaining value after excluding the market value of courses, training and consultancy services, outfit and inauguration, and the advertising fund. This amount is initially recognized as deferred revenue. This deferred revenue is allocated to statement of profit or loss, on a straight-line basis, over the term of the franchise agreement.

3.23.4.7	Royalty revenues

Sales by franchisees and sub-franchisees of the subsidiary The Body Shop are recognized when performance obligations are satisfied, goods are transferred to the customer and the customer is in control. The performance obligation is the license to operate in the market.

Revenues are allocated to the license and are recognized over time, in accordance with the license agreement. Under CPC 47/IFRS 15 – Revenue from Contracts with Customers, the initial franchise fee is not considered a separate performance obligation and, as a result, the amounts charged to the customer are therefore allocated to the license performance obligation and recognized over the term of the agreement.

3.23.4.8	Incentives related to “free-of-charge” products and promotional gifts

The Company grants incentives related to “free-of-charge” products and promotional gifts for its customers (Natura and Avon consultants and/or end consumers). Since it is considered a material right, the Company recognizes it as a performance obligation. Considering that the delivery of products and the fulfillment of the performance obligation to deliver “free-of-charge” products or promotional gifts occurs at the same time, the Company concluded that an allocation of prices and monitoring these two performance obligations separately are not applicable.

3.24	Sales taxes

Sales taxes are recognized net of sales taxes, except (i) when sales taxes incurred on the purchase of goods or services are not recoverable from the tax authorities, in which case the sales tax is recognized as part of the acquisition cost of the asset or expense item, as the case may be; (ii) when the amounts receivable and payable are presented together with the sales taxes amount; and (iii) when the net amount of sales taxes, recoverable or payable, is included as a component of the amounts receivable or payable in the balance sheet.

Tax incentives related to taxes on sales for the current year are recognized in the Company's statement of profit or loss for the year and recorded in net sales.

3.24.1	Exclusion of ICMS from the tax bases for calculating contributions to PIS and COFINS

On March 31, 2017, the Company - based on the conclusion of the judgment by the Full Bench of the Federal Supreme Court (STF) of Extraordinary Appeal No. 574,706/PR, in which it was defined by the system of general repercussion that the ICMS cannot compose the PIS and COFINS tax base - reversed the provision set up in the amount of R$ 297,216 and started to exclude the amount of ICMS from contributions to PIS and COFINS on a monthly basis. At that time, the Company’s decision was based on the position of its legal advisors who understand that the Supreme Court’s judgment should be immediately applicable to all taxpayers and, therefore, the prospect of loss of shares was classified as remote.

Until 2021, the Company recognized, on an accounting basis, tax credits arising from lawsuits for the exclusion of ICMS from the PIS and COFINS basis, as a result of the unappealable conclusion of these lawsuits. Existing credits for lawsuits that had not yet been concluded were considered contingent assets in the financial statements.

On May 13, 2021, the STF partially granted the motion to clarify filed by the Federal Government (Extraordinary Appeal No. 574,706/PR), aiming at restricting the effects of the decision, with general repercussion, that the ICMS does not integrate the tax base for purposes of assessment of the Profit Participation Program (PIS) and of the Contribution for the Financing of the Social Security (COFINS) and also determining that (i) the decision should produce effects as of March 15, 2017 (merit judgment), except for the court actions and administrative proceedings filed until such date; and (ii) the ICMS to be excluded from the PIS and COFINS base is the one indicated in the invoices. As a result of this decision, which settled any doubts regarding the merit, the Company recognized, during the year ended December 31, 2021, the credits arising from such discussion in the amount of R$135,297, disclosed in other operating expenses, net, and the financial charges were recorded under finance income.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.24.2	Concept of supplies for calculating credits of PIS and COFINS contributions

The Company claims that PIS and COFINS credits are measured and calculated reliably and based on the best interpretation of current legislation and the country’s jurisprudential scenario, whose evolution is permanently assessed by the Company and its legal advisors.

3.25	Statement of added value

The purpose of this statement is to show the wealth created by the Company and its distribution during a certain period and it is presented by the Company, as required by Brazilian corporate law.

The statement of added value was prepared using information obtained in the same accounting records used to prepare the financial statements and pursuant to the provisions of the Brazilian accounting standard CPC 09 - Statement of Added Value.

3.26	Earnings per share

The basic earnings per share are calculated by dividing the profit (loss) attributable to the Company’s shareholders by the weighted average number of outstanding common shares, excluding common shares purchased by the Company and held as treasury shares.

Diluted earnings per share are calculated by adjusting the weighted average number of outstanding common shares, assuming the conversion of all potential common shares that would cause dilution. The Company has stock options, restricted shares, strategy acceleration and performance shares that would have a dilutive effect on any earnings per share. Considering that the Company recorded a loss for year ended December 31, 2022, any adjustment would have an anti-dilution effect and, therefore, the diluted loss per share is equal to the basic loss per share (see note 31).

The Company chose to present the basic and diluted amounts per share resulting from discontinued operations together with the information on earnings per share of continuing operations in note 31, presenting the information for continuing operations in the statement of profit or loss. Such information is presented based on consolidated statement of profit or loss.

3.27	New standards, amendments and interpretations issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issue of the Company’s financial statements are disclosed below, except for those which, in the Management’s assessment, cannot produce any effect on the financial statements. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

3.27.1	Amendments to IAS 8 (CPC 23) - Definition of accounting estimates

In February 2021, the IASB issued amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (CPC 23), where a definition of accounting estimates is introduced. These amendments seek to clarify the distinction between the concepts of “changes in accounting estimates” and “changes in accounting policies and correction of errors”. In addition, they clarify how entities use measurement techniques and data to develop accounting estimates.

The amendments are applicable for years beginning on or after January 1, 2023 and shall be applicable to changes in accounting policies and estimates that may occur on or after such period. The Company does not expect these changes will have a material impact. In the individual and consolidated financial statements.

3.27.2	Amendments to IAS 1 (CPC 26 (R1)) and IFRS Practice Statement 2, Disclosure of accounting policies

In February 2021, the IASB issued amendments to IAS 1 (CPC 26 (R1)) and IFRS Practice Statement 2 Making Materiality Judgments (document of an educational nature issued by the IASB and not published by the CPC in Brazil), in which it provides guidance and examples to help entities apply materiality judgments to accounting policy disclosures. These amendments are intended to assist entities in providing accounting policy disclosures

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

that are more useful by replacing the requirement that entities disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies and adding guidance on how entities apply the concept of materiality in decision-making on accounting policy disclosures.

The amendments are applicable for years beginning on or after January 1, 2023. While the Company is reviewing the disclosure of accounting policies to ensure consistency with the new requirements, a material impact in the financial statements is not expected.

3.27.3	Amendments to IAS 12 (CPC 32), deferred taxes related to assets and liabilities arising from a single transaction

IASB issued amendments to IAS (CPC 32), which restrict the scope of application of the exception to the initial recognition according to IAS 12 (CPC 32), so that it no longer applies to transactions which give rise to equal temporary taxable and deductible differences in the initial recognition.

The amendments must be made to transactions that are carried out on or after the start of the oldest comparison period presented. In addition, at the start of the oldest comparison period presented, a deferred tax asset (as long as there is taxable profit) and a deferred tax liability must also be recognized for all temporary taxable and deductible differences associated with leases and deactivation obligations.

The amendments to the IAS 12 (CPC 32) are effective for periods beginning on or after January 1, 2023. The Company is currently assessing the potential impact these amendments will have.

3.27.4	Amendments to IAS 1 (CPC 26 (R1)) - Non-current liabilities with covenants

IASB issued amendments to IAS 1 (CPC 26(R1)), so as to improve on the information provided by an entity when its right to avoid liquidation of a liability for at least twelve months is subject to satisfaction of covenants. In particular, amendments seek to clarify if such covenants affect whether this right will exist at the end of the reporting period, if an entity is obligated to satisfy theses covenants before or at the end of the reporting period and to require the disclosure of information that allow users of the financial statements to understand the risk that the liabilities will be advanced within twelve months of the reporting period, including the carrying amount and the nature of the covenants and when the entity is obligated to satisfy them, in addition to facts and circumstances (if any) that may indicate a difficulty by the entity of satisfying such covenants.

The amendments are effective for years beginning on or after January 1, 2024. While the Company is reviewing the disclosure of accounting policies to ensure consistency with the new requirements, a material impact in the individual and consolidated financial statements is not expected due to the history of the Company of satisfying covenants and based on the disclosure currently provided.

3.27.5	Amendments to IFRS 16 (CPC 06 (R2)) - Lease liabilities and leaseback

IASB changed the amendments issued for IFRS 16 (CPC 06 (R2)) to include the subsequent measurement requirements for sale and leaseback transactions to satisfy the requirements of IFRS 15 (CPC 47) for them to be counted as a sale. The amendments require that a seller-lessee subsequently measure the lease liabilities arising from relocation so as to not recognize any amount with gain or loss related to its right of use.

The amendments are effective for years beginning on or after January 1, 2024. Given the low history of the Company with sale and leaseback transactions, a material impact in its financial statements is not expected.

3.28	New standards, amendments and interpretations of standards adopted for the first time for the year beginning on January 1, 2022

Standards and changes that came into force as of the years started on or after January 1, 2022 did not have any material impact on the Company’s financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Additionally, the Company adopted IFRS 9 (CPC 48), for hedge accounting on January 1, 2022, replacing IAS 39, Financial Instruments (CPC 38), which the Company had elected to keep in force for hedge accounting from the first-time adoption of IFRS 9 (CPC 48) on January 1, 2018. The transition to IFRS 9 (CPC 48) was carried out prospectively and pre-existing hedging relationships were treated as ongoing hedging relationships, without loss of effectiveness or designation in transition. The adoption of IFRS 9 did not produce significant effects on the Company’s individual and consolidated financial statements.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

4.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the individual and consolidated financial statements requires management to make certain judgments and use assumptions and estimates based on experience and other factors considered relevant, which affect the values of assets and liabilities, and which may present results that differ from actual results.

The areas that require a higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are significant for the financial statements, are disclosed below.

4.1	Income tax, social contribution, and other taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies and other sources of income.

The Company has R$12,735,337 of reportable unrecognized tax losses as of December 31, 2022 (R$ 12,324,912 on December 31, 2021). These losses relate to subsidiaries that have a history of losses, do not expire, and may not be used to offset taxable income in other subsidiaries. The subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. Based on this, the Company determined that it cannot recognize deferred tax assets on these tax losses carried forward.

4.2	Provision for tax, civil and labor risks

The Company is party to several legal and administrative procedures as described in note 22. Provisions are recorded for process related to tax, civil and labor risks related to lawsuits that represent probable, except for those related to business combinations, and are estimated with a certain degree of certainty. The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, and their relevance in the legal system, as well as the assessment of legal advisors.

4.3	Post-employment health care plan

The cost of the post-employment health care plan is determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These are based on a series of financial and demographic assumptions, such as the discount rate, medical inflation, and percentage of adhesion to the plan, which are disclosed in note 23. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

4.4	Stock option plan, restricted share plan, strategy-acceleration program and performance share program

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about it.

The stock option plan, restricted share plan, strategy-acceleration program and performance share program are measured at fair value at the grant date and the expense is recognized in profit or loss during the vesting period and in “Additional paid-in capital” in shareholders’ equity. At the balance sheet dates, Management reviews the estimates as to the number of purchase options/restricted shares and, where applicable, recognizes the effect arising from this review in profit or loss for period against shareholders’ equity. The assumptions and models used to estimate the fair value of the stock option plan, restricted share plan and strategy-acceleration program are disclosed in note 28.1.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

4.5	Impairment of non-financial assets

An impairment loss exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of fair value less cost of disposal and value in use. Fair value less costs of disposal is calculated based on information available about similar assets sold or market prices less additional costs to dispose of the asset.

Value in use is calculated based on the discounted cash flow model. Cash flow derive from financial budgets approved by Board of Directors for period of three years and complemented for a discretionary period of ten years estimated by Management, with a terminal value projected for the end of the period. The ten-year period was considered for better aligning and smoothing the effects projected between the discretionary period and the effects calculated in perpetuity. The cash flows are prepared following the operating segment’s, projections considering market’s expectations for operations, estimated investments and working capital, as well as other economic factors that are specific to the Company and the nature of its risks and operations. The value in use is sensitive to the discount rate used under the discounted cash flow method, as well the operating margins considered, the growth rate and perpetuity used for extrapolation purposes.

4.6	Allowance for trade accounts receivables expected losses

The allowance for expected losses on trade accounts receivables from customers is estimated based on the loss risk in an aging list model. The characteristics of the Company’s trade accounts receivable are (i) immaterial financial component; (ii) non-complex receivables portfolio; and (iii) low credit risk.

For trade accounts receivable, the Company applies the simplified approach in calculating expected credit losses (“ECL”) based on expected credit losses at each reporting date. The allowance determined based on (i) each of the subsidiaries credit losses historical experience, observed in each group of the trade accounts receivable aging list, and (ii) adjustments for specific forward-looking factors for defaulters and the economic environment. An estimated range is used based on the weighted average of the losses for the last 12 months. The calculation also considers the length of time of the relationship of the independent beauty consultant and a division between renegotiated and non-renegotiated overdue trade accounts receivable.

4.7	Allowance for inventory losses

The allowance for inventory losses is estimated using a methodology to contemplate discontinued products, materials with slow turnover, materials with an expired expiration date or close to the expiration date, and materials outside the quality parameters.

4.8	Leases - Incremental borrowing rate

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the interest rate that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company “would have to pay”, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).

The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

5.	FINANCIAL RISK MANAGEMENT

5.1	General considerations and policies

Risks and financial instruments are managed through policies, the definition of strategies and implementation of control systems, defined by the risk management committees of the entities of the group, and approved by the Company’s Board of Directors. The compliance of treasury financial instruments positions, including derivatives, in relation to these policies, is presented and assessed on a monthly basis by the Company’s Treasury Committee and subsequently submitted to the analysis of the Audit and Risk Management and Finance Committees, the Executive Committee and, if necessary, the Board of Directors.

Risk management of the Company’s operations is performed by the Company’s Corporate Treasury, which is also responsible for approving short-term investments and borrowings transactions. Risk management of the subsidiaries Aesop, The Body Shop, Avon and Natura Cosméticos is conducted by local treasury teams, subject to monitoring and approval of the Company’s Corporate Treasury.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

5.2	Risks associated with the conflict between Russia and Ukraine

In February 2022, Russia launched a full-scale military invasion and is now engaged in a wide-ranging military conflict with Ukraine. In response, governments, and authorities around the world, including the United States, United Kingdom and the European Union, announced sanctions and export restriction on certain companies, financial institutions, individuals and economic sectors of Russia and Belarus. In response, Russia announced countermeasures aimed at punishing foreign companies for interrupt their activities. Such sanctions and other measures could adversely affect our business.

So far, the conflict resulted in the suspension of the operations of the subsidiaries The Body Shop and Aesop in Russia and of exports from the Russian manufacturing unit to other countries in the region, which are now supplied by our unit in Poland. Avon, however, continues to provide a basic earning opportunity to its Representatives through a simplified operating model. The administrative operations in Ukraine that were carried out within the Company's facilities have been idle since the beginning of the conflict. As of the date of these financial statements, the Company confirms that the facilities, as well as the goods and stocks held therein, have not been damaged and are in a suitable condition to be operated as activities resume in the future.

There is no material impact considering the matter above until the issue date of the Company’s financial statements.

Regarding operations of the subsidiary Avon in Russia, as of the date of these financial statements, no significant impacts were identified that affect the business model for managing financial assets or the classification of these assets. Additionally, there are no indications of a significant increase in the expected credit loss associated with operations, considering the maintenance of receivables collection levels and the increase in cash transactions (considering the reduction in credit operations as a result of restrictions imposed locally and of credit card processing companies in the country).

During the quarter ended June 30, 2022, the Company's Management decided not to continue the operations of subsidiary The Body Shop in Russia and the related impacts are disclosed in note 30.

Considering the maintenance of collection levels and sales operations for the local market in Russia, as well as the inexistence of significant restrictions that affect the Company's ability to carry out the management and cash changes necessary to maintain its operations, there is no significant risk of liquidity related to these events that affect this financial statement. Similarly, market risks associated with the transaction, including interest rate, currency and other price risks, including raw materials, did not significantly affect the Company's financial assets, considering the expectation of recoverability of the amounts in the ordinary course of business.

Regarding the operations in Ukraine, the temporary suspension of sales in March and the reduction in the collection of outstanding receivables resulted in an increase in the allowance for losses on trade accounts receivable on December 31, 2022, this effect, however, not being material for this consolidated interim accounting information. Additionally, considering the absence of restrictions imposed on the changes in cash and cash equivalents, raising funds in the ordinary course of business and making payments and receipts, at the date of the financial statements, there are no significant impacts on the liquidity of the operations in that location.

As a result of the developments of the conflict in the year ended December 31, 2022, there were still no impacts resulting from possible breaches of covenants or losses related to derecognition and/or modification of financial instruments or reclassification of cash flow hedge reserve amounts as a result of loss of effectiveness of derivatives recognized by hedge accounting or by the loss of expectation that transactions evaluated as highly probable will actually occur.

The Company's Management is continuously monitoring developments to assess any possible future impacts that may arise as a result of the ongoing crisis, including the impairment of financial and non-financial assets, which the Company’s Management assesses based on the best information available.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

5.3	Financial risk factors

The Company’s activities expose them to several financial risks: market risks (including foreign currency and interest rate risks), credit risk and liquidity risk. The Company’s overall risk management program is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance, using financial instruments to hedge certain risk exposures. The Company does not operate derivative instruments with the purpose of speculation.

a)	Market risks

Market risks reflect the risks that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices, including foreign exchange risk, interest rate risk and other price risks. The Company is exposed to market risks arising from their business activities. These market risks mainly comprise possible fluctuations in exchange and interest rates (detailed below in this note).

Other price risks include, among others, exposures to financial instruments due to changes in commodity and raw material prices. Climatic aspects, such as the availability of natural raw material used in the products and/or significant changes in the cost of these items in view of their dependence on an environment conducive to harvesting and/or extraction in accordance with the sustainability assumptions and the commitments assumed by the Company with the environment may expose the Company to additional market risks that affect the entity's operations as well as the measurement and/or recoverability of financial instruments. As of December 31, 2022, the Company’s Management assessed these risks and concluded that they are not material. The disclosures about interest rate and liquidity risks discussed below also bring other considerations about sustainability and climate change issues.

To hedge the current balance sheet positions of the Company against market risks, the following derivative instruments are used and consist of the balances in the following table, as of December 31, 2022 and 2021:

Description – Balance sheet position	Fair value (Level 2)
	Consolidated
	2022	2021
Financial derivatives	(785,733)	516,386
Operating derivatives	(11,144)	251
Total	(796,877)	516,637

b)	Foreign exchange risk

The Company is exposed to foreign exchange risk resulting from financial instruments and operations in currencies other than their functional currencies, as well as to operating cash flows in foreign currencies. To reduce this exposure, policies were implemented to hedge the Company from foreign exchange risk, which establish exposure levels related to these risks.

The treasury procedures defined by the current policies include quarterly projection and assessment of the consolidated foreign exchange rate exposure of the Company, on which Management’s decision-making is based.

The Company’s foreign exchange hedging policy considers the amounts of foreign currency of receivables and payables balances from commitments already assumed and recorded in the financial statements, as well as future cash flows, with a six-month average term, not yet recorded in the balance sheet.

Pursuant to the Foreign Exchange Hedging Policy, the derivatives entered into by the Company should eliminate the foreign exchange risk of financial instruments in currencies other than their functional currencies and should also limit losses due to exchange rate variation on future cash flows.

To hedge from the foreign exchange exposures in relation to foreign currency, the Company enters transactions with derivative instruments such as swap and non-deliverable forward (“NDF”).

Derivative instruments to hedge foreign exchange rate risk

The Company classifies derivatives financial instruments between financial and operating derivatives. Financial derivatives include swaps or forwards engaged to hedge the foreign exchange risk the borrowing, financing, debt securities and intercompany borrowings denominated in foreign currency. Operating derivatives financial instruments are used to hedge the foreign exchange risk from the business’s operating cash flows.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

On December 31, 2022 and 2021, the derivative financial instrument balances are composed as follows:

Financial derivatives

Consolidated	Fair value		Gains (losses) of fair value adjustment
Description	2022	2021	2022	2021
Swap agreements: (a)
Asset portion:
Dollar long position	6,108,505	6,881,981	34,867	978,350

Liability portion:
Post-fixed CDI Rate:
Short position in CDI	(6,874,285)	(6,348,442)	(697,678)	(823,887)

Forward contracts and NDF:
Liability portion:
Post-fixed CDI Rate:	(521)	(137)	(521)	(137)
Short position at interbank rate	(19,432)	(17,016)	3,723	94
Total derivative instruments, net:	(785,733)	516,386	(659,609)	154,420

a)	Swap transactions consist of swapping the exchange rate variation for a correction related to a percentage of the fluctuation of the Certificate of bank deposits (post-fixed CDI), in the case of Brazil.

Below are the changes in net derivatives balances for the years ended on December 31, 2022 and 2021:

Consolidated
Balance as of December 31, 2020	1,846,777
Gain from swap and forward derivative contracts for the year (unrealized)	441,554
Receipt of funds due to settlement of derivative transactions - operational activity	(1,570,584)
Payment of funds due to settlements of derivative instruments - financing activity	9,040
Losses in cash flow hedge operations (other comprehensive income)	(210,150)
Balance as of December 31, 2021	516,637
Losses from swap and forward derivative contracts for the year (unrealized)	(992,813)
Payment of funds due to settlement of derivative transactions - operational activity	594,225
Receipt of funds due to settlements of derivative instruments - financing activity	(118,707)
Losses in cash flow hedge operations (other comprehensive income)	(790,479)
Other movements	(5,740)
Balance as of December 31, 2022	(796,877)

For the derivative instruments held by the Company as of December 31, 2022 and 2021, as the contracts are directly with financial institutions and not through stock exchanges, there are no margin deposits to guarantee these operations.

“Operating” derivatives - Consolidated

As of December 31, 2022 and 2021, the Company maintains forward derivative instruments, with the purpose of hedging the foreign exchange risk of operating cash flows (such as import and export transactions):

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Description	Fair value
	2022	2021
Net position in GBP and USD	(4,510)	(404)
Forward contracts	(6,634)	655
Total of derivative instruments, net	(11,144)	251

Sensitivity analysis

For the foreign exchange risk sensitivity analysis, the Company’s Management believes that it is important to consider, in addition to the assets and liabilities with exposure to fluctuations in exchange rates recorded in the balance sheet, the fair value of the financial instruments entered into by the Company to hedge certain exposures as of December 31, 2022 and 2021, as set forth in the table below:

	Consolidated
	2022	2021
Borrowing and financing in foreign currency in Brazil (a)	(5,252,376)	(5,897,015)
Trade accounts receivable in foreign currency in Brazil	521,427	307,433
Trade accounts payable in foreign currencies in Brazil	(15,214)	(37,390)
Fair value of financial derivatives	6,101,350	6,882,499
Net asset exposure	1,355,187	1,255,527

a)	Excluding transaction costs.

This analysis considers only financial assets and liabilities recorded in Brazil in foreign currency, since exposure to the foreign exchange rate variation in other countries is close to zero due to the strong currency and effectiveness of its derivatives, and it is considered that all other variables, especially interest rates, remain constant and do not consider any impact of the forecasted purchases and sales.

The following table shows the projection of the incremental loss that would have been recognized in profit or loss for the subsequent year, if the current net foreign exchange exposure remains static, based on the following scenarios:

	Consolidated
Parity - R$ vs US$	5.2177	5.3798	4.0348	2.6899
	Scenario	Scenario	Scenario I	Scenario II
Operation/Instrument	Brazilian Real	Probable	Depreciation 25%	Depreciation 50%
Assets denominated in US$
Fair value of “financial” derivatives	6,101,350	6,290,873	4,718,155	3,145,436
Trade accounts receivable in foreign currency in Brazil	521,427	537,624	403,218	268,812

Liabilities denominated in US$
Borrowing and financing in foreign currency in Brazil	(5,252,376)	(5,415,528)	(4,061,646)	(2,707,764)
Trade accounts payable in foreign currencies in Brazil	(15,214)	(15,686)	(11,765)	(7,843)
Impact on net income and shareholders’ equity	1,355,187	42,096	(307,225)	(656,546)

The probable scenario considers future US dollar rates for a 90 days-term. According to quotations obtained at the Brazilian Stock Exchange (“B3”) as of December 31, 2022 and in line with the first maturities of financial instruments with exchange exposure, R$ 5.3798 / US$ 1.00. Scenarios I and II consider an increase/decrease in the US dollar of 25% (R$ 4.0348 / US$ 1.00) and 50% (R$ 2.6899 / US$1.00), respectively. The Management uses the probable scenario in the assessment of possible changes in the exchange rate and presents said scenario in compliance with IFRS 7 - Financial Instruments: Disclosures (CPC 40).

Derivative instruments designated for hedge accounting

The Company formally designated its operations subject to hedge accounting for derivative instruments to hedge borrowings, financing and debentures denominated in foreign currency and other expenses of Company, for derivative instruments contracted to hedge the purchase of nationalized materials of indirect subsidiaries Avon Industrial and Natura Industria and for derivative instruments contracted to hedge the operating cash flows from subsidiary The Body Shop’s foreign currency purchase and sales transactions.

For years ending on December 31, 2022 and 2021, the Company designated for hedge accounting the derivative instruments (forward swap) contracted in May 2021 and October 2022, which aim at (i) eliminating the variation in the payments of principal amount and interest in dollars associated with (“ESG Notes”), making the payments fixed at CDI plus spread; and (ii) eliminating the variation in interest rates associated with the (“CRI debentures”) contracted in IPCA for a flow in CDI plus spread, according to the risk management policy of the Group.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The positions of derivative instruments designated as outstanding cash flow hedge on December 31, 2022 are set out below:

Cash flow hedge instrument – Consolidated

				Other comprehensive income
	Hedged item	Notional currency	Fair value	Accumulated contract gain (loss)	Gain (loss) in the year
Currency swap – US$/R$	Currency	BRL	(766,302)	(765,286)	(798,363)
Forward contracts (Aesop)	Currency	BRL	(1,350)	(1,350)	(1,350)
Forward contracts (The Body Shop)	Currency	BRL	4,757	4,757	4,757
Forward agreements (Natura Indústria)	Currency	BRL	1,673	1,673	1,665
Forward contracts (Natura Holding)	Currency	BRL	-	-	89
Forward contracts (Avon)	Currency	BRL	74	2,723	2,723
Total			(761,148)	(757,483)	(790,479)

(*)	The positions of derivative financial instruments designated as a fair value hedge are not material, therefore we are not disclosing them.

The changes in cash flow hedge reserve recorded in OCI are shown below:

Consolidated
Cash flow hedge balance as of December 31, 2020	159,077
Change in the fair value of hedge instrument recognized in OCI	(210,150)
Tax effects on fair value of hedge instrument	72,939
Cash flow hedge balance as of December 31, 2021	21,866
Change in the fair value of hedge instrument recognized in OCI	(790,479)
Tax effects on fair value of hedge instrument	270,035
Cash flow hedge balance as of December 31, 2022	(498,578)

The Company designates as cash flow hedge the derivative instruments used to offset variations arising from foreign currency exposure, in the fair value of contracted debts, other than the functional currency and in the projected operating cash flows in foreign currency.

There is an economic relationship between the hedged items and the hedging instruments, as the terms of the contracts correspond to (i) the terms of anticipated and highly probable transactions (for example, the notional amount and expected payment date) to the case of derivative instruments contracted to protect highly probable purchases; and (ii) terms associated with debts contracted in foreign currency which are hedged by derivatives that aim to eliminate the variability of cash flows associated with dollar-denominated debt.

The Company established a hedge ratio of 1:1 for the hedge relationships, as the underlying risks of the contracts are identical to the protected risk components.

To test the effectiveness of the hedge, the Company uses the hypothetical derivative method and compares the changes in the fair value of the hedging instruments with the changes in the fair value of the hedged items attributable to the hedged risks.

The sources of ineffectiveness, historically immaterial, may come from: (i) differences in the timing of cash flows from hedged items and hedging instruments; (ii) different indices (and, consequently, different curves) associated with the hedged risk of hedged items and hedging instruments; (iii) counterparty credit risk having a different impact on fair value movements of hedging instruments and hedged items; and (iv) changes in the expected amount of cash flows from hedged items and hedging instruments.

c)	Interest rate risk

The interest rate risk arises from short and long-term investments, borrowing, financing and debentures. Financial instruments issued at variable rates expose the Company to cash flow risk associated with interest rate. Financial instruments issued at fixed rates expose the Company to the fair value risk associated with the interest rate.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The Company’s cash flow risk associated with interest rate arises from short-term and long-term investments, borrowing and financing issued at floating rates. The Company’s Management holds, for the most part, the indexes of its exposures to deposit and lending interest rates tied to floating rates. Short-term investments are adjusted by the Certificate interbank deposits (“CDI”) whereas borrowing and financing are adjusted by the CDI and fixed rates, according to the contracts entered into with financial institutions and through the negotiation of securities with investors in that market.

Additionally, the Company considered potential aspects related to sustainability and climate change commitments as part of the risks to which it is exposed in relation to the interest rate on financial instruments, except for the risks associated with the ESG notes (disclosed in item (f) below), there is no exposure to material risks which should be subject to specific disclosure.

Sensitivity analysis

As of December 31, 2022, there are borrowing, financing and debentures contracts denominated in foreign currency that are linked to interest swap agreements, changing the liability index rate to the CDI variation. Accordingly, the risk of the Company becomes the exposure to the variation of the CDI. The following table presents the exposure to interest rate risks of transactions related to CDI, including derivative transactions (borrowing, financing and debentures in Brazil were considered in full, given that 99.4% of the amount is related to the CDI):

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Parent	Consolidated
Total borrowing, financing and debentures - in local currency (note 19)	-	(8,419,320)
Operations in foreign currency with derivatives related to CDI (a)	-	(5,172,966)
Short-term investments (notes 6 and 7)	24,264	3,091,344
Net exposure	24,264	(10,500,942)

(a)	Refers to transactions involving derivatives related to CDI to hedge the borrowing, financing and debentures arrangements raised in foreign currency in Brazil.

The sensitivity analysis considers the exposure of borrowing, financing and debentures, net of short-term investments, linked to CDI (notes 6 and 7).

The following tables show the projection of incremental loss that would have been recognized in profit or loss for the following year, assuming that the current net liability exposure is static and the following scenarios:

	Description	Company Risk	Probable scenario	Scenario II	Scenario III
Parent	Net asset	Rate increase	10	840	1,671
Consolidated	Net liability	Rate increase	(1,944)	(168,307)	(334,670)

The probable scenario considers future interest rates for 90 days-term, according to B3 quotations on the expected dates of the first maturities of financial instruments with exposure to interest rates, as of December 31, 2022. Scenarios II and III consider an increase interest rates by 25% (17.11% per year) and 50% (20.54% per year), respectively, over a CDI rate of 13.65% per year.

d)	Credit risk

Credit risk refers to risk of a counterparty not complying with its contract obligations, which would result in financial losses for the Company. The Company’s sales are made to a high number of Natura and Avon Consultants and this risk is managed through a credit granting process. The result of this management is reflected under item “allowance for expected credit losses” in “trade accounts receivables”, as shown in note 8.

The Company is also subject to credit risks related to financial instruments entered for the management of its business, mainly represented by cash and cash equivalents, short-term investments and derivative instruments.

The Company believes that the credit risk of transactions with financial institutions is low, as these are considered as first tier by the Management.

The short-term investments policy adopted by the Company’s Management establishes the financial institutions with which the Company is allowed to do business, in addition to defining limits on funds allocation percentages and absolute amounts that may be allocated in each of these financial institutions.

e)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, short-term investments, funds available through credit facilities and the ability to settle market positions.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Management monitors the Company’s liquidity level considering the expected cash flows in exchange for unused credit facilities, as shown in the following table:

	Parent		Consolidated
	2022	2021	2022	2021
Total current assets	148,623	486,258	16,121,527	17,388,165
Total current liabilities	(158,269)	(267,314)	(13,337,868)	(13,601,218)
Total net working capital	(9,646)	218,944	2,783,659	3,786,947

As of December 31, 2022, the carrying amount of financial liabilities, measured using the amortized cost method, considering interest payments at a floating rate and the value of debt securities reflecting the forward market interest rates, may be changed due to the variation in floating interest rates. Their corresponding maturities, considering that the Company is in compliance with contractual covenants, are evidenced below:

Parent	Less than a year	One to five years	Total expected contractual cash flow	Interest to be accrued	Carrying amount
Trade accounts payables, related-parties’ and reverse factoring operations	71,027	-	71,027	-	71,027
Lease liability	264	401	665	(120)	545
Dividends payable	260	-	260	-	260

Consolidated	Less than a year	One to five years	More than five years	Total expected contractual cash flow	Interest to be accrued	Carrying amount
Borrowing, financing and debentures	722,146	3,228,866	13,140,599	17,091,611	(3,499,325)	13,592,286
Derivatives	640,257	1,504,007	(1,347,387)	796,877	-	796,877
Lease liability	1,070,253	2,019,723	856,402	3,946,378	(675,641)	3,270,737
Trade accounts payables, related parties and reverse factoring operations	6,375,930	-	-	6,375,930	-	6,375,930
Dividends payable	260	-	-	260	-	260

New borrowing and financing in the year ended December 31, 2022 refer basically to:

•	Utilization of a revolving credit facility in the principal amount of up to US$ 625.0 million by the indirect subsidiary Natura &Co Luxembourg;

•	Issue of debt securities by the indirect subsidiary Natura &Co Luxembourg maturing on April 19, 2029 in the principal amount of US$600 million (approximately R$2,809 million), subject to interest of 6.125% per year, which are guaranteed by Natura &Co Holding and by the subsidiary Natura Cosméticos;

•	Issue of promissory notes by the subsidiary Natura Cosméticos in the amount of R$ 500.0 million with maturity in 2025;

•	The subsidiary Natura Cosméticos celebrated its 11th issue of debentures in July 2022, where 826,030 simple, non-convertible debentures were issued, all nominative and book-entry, without issue of certificates or certificates, with a unit par value of one thousand reais (R$1), totaling R$ 826,030 with the maturity on July 21, 2027; and

•	The subsidiary Natura Cosméticos celebrated its 12th issue of debentures in October 2022, where 1,050,000 simple, non-convertible debentures were issued, all nominative and book-entry, without issue of certificates or certificates, with a unit par value of R$ 1 (one thousand reais), totaling R$ 1,050,000 with maturity between 2027 and 2032.

Matters related to climatic factors and other sustainability commitments assumed may expose the Company to possible risks related to its financial instruments, especially related to the potential variability of cash flows required to settle obligations with third parties on financing that involve such commitments. On May 4, 2021, subsidiary Natura Cosméticos concluded the offer of the notes linked to the sustainability goals subject to interest of 4.125% p.a. and with maturity date on May 3, 2028 (“ESG Notes”) subject to foreign exchange risk, in the total principal amount of US$1,000,000, and these are guaranteed by the Company. For this offer of notes, derivative instruments were contracted for hedging purposes. The targets, to be met by 2026, include a reduction in greenhouse gas emissions by 13% and the use of recycled plastic in packaging by at least 25%. Any non-compliance with the sustainability goals set forth above and/or lack of report issued by an external verifier attesting to the fulfillment of these goals within 30 days before November 3, 2027 (in relation to the year to be ended December 31, 2026) may affect the Company's liquidity, as it would lead to a 65-basis point increase in the interest rate per year. On the date of preparation of these financial statements, the Company has no indication that these targets will not be met at the time of effective measurement.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

5.4	Capital Management

The Company’s objectives in managing its capital are to safeguard the Company’s ability to continue to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an ideal capital structure to reduce this cost.

The Company monitors capital based on the financial leverage ratios. This ratio corresponds to the net debt divided by Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”). The net debt corresponds to total borrowing and financing (including short and long-term borrowing and financing, as shown in the consolidated balance sheet), deducted from cash and cash equivalents and short-term investments (except for “Crer para Ver” funds and Dynamo Beauty Ventures Ltd. Fund (“DBV”).

5.5	Fair value estimate

Financial instruments that are measured at fair value at the reporting dated as prescribed by IFRS 13/CPC 46 – Fair Value Estimate follow the hierarchy below:

➢	Level 1: Valuation based on quoted (unadjusted) prices in active markets for identical assets and liabilities on the reporting date. A market is seen as active if quoted prices are readily and regularly available from a Commodities and Securities Exchange, a broker, industry group, pricing service or regulatory agency, and those prices represent actual market transactions, which occur regularly on a purely commercial basis;

➢	Level 2: Used for financial instruments that are not traded in active markets (for example, over-the-counter derivatives), whose valuation is based on techniques that, in addition to the quoted prices included in Level 1, use other inputs adopted by the market for the asset or direct liabilities (i.e., as prices) or indirectly (i.e., derived from prices); and

➢	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value estimate is unobservable.

The carrying amounts and fair values of the Company’s financial instruments as of December 31, 2022 and 2021 is presented as follows:

Parent				Carrying amount		Fair value
	Note	Classification by category	Fair value hierarchy	2022	2021	2022	2021
Financial assets
Cash and cash equivalent	6
Cash and banks		Amortized cost	Level 2	5,566	4,289	5,566	4,289

Short-term investments	7
Exclusive investment funds		Fair value through profit or loss	Level 2	24,264	228,694	24,264	228,694

Trade accounts receivables – related parties	8/ 32.1	Amortized cost	Level 2	66,329	190,522	66,329	190,522
Judicial deposits	12	Amortized cost	Level 2	-	13	-	13

Financial liabilities
Financial and operating derivative instruments		Fair value through profit or loss	Level 2	-	(89)	-	(89)
Lease liability	18	Amortized cost		(545)	-	(545)	-
Trade accounts payables, related parties and reverse factoring operations	20/ 32.1	Amortized cost	Level 2	(71,027)	(65,859)	(71,027)	(65,859)
Dividends payable	24	Amortized cost	Level 2	(260)	(180,772)	(260)	(180,772)

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Consolidated				Carrying amount		Fair value
	Note	Classification by category	Fair value hierarchy	2022	2021	2022	2021
Financial assets
Cash and cash equivalent	6
Cash and banks		Amortized cost	Level 2	2,904,808	3,349,398	2,904,808	3,349,398
Certificate of bank deposits		Fair value through profit or loss	Level 2	46,864	7,639	46,864	7,639
Repurchase operations		Fair value through profit or loss	Level 2	1,244,041	650,220	1,244,041	650,220
				4,195,713	4,007,257	4,195,713	4,007,257
Short-term investments	7
Government securities		Fair value through profit or loss	Level 2	31,415	435,898	31,415	435,898
Restricted cash		Fair value through profit or loss	Level 2	1,481	44	1,481	44
Financial treasury bills		Fair value through profit or loss	Level 2	539,450	646,586	539,450	646,586
Loan investment fund		Fair value through profit or loss	Level 2	1,228,093	896,212	1,228,093	896,212
DBV fund		Fair value through profit or loss	Level 3	35,235	36,921	35,235	36,921
Certificate of bank deposits		Fair value through profit or loss	Level 2	2,012	-	2,012	-
				1,837,686	2,015,661	1,837,686	2,015,661

Trade accounts receivables - related parties	8 / 32.1	Amortized cost	Level 2	3,502,399	3,476,359	3,502,399	3,476,359
Judicial deposits	12	Amortized cost	Level 2	457,550	585,284	457,550	585,284
Sublease receivables	14	Amortized cost	Level 2	262,108	347,174	262,108	347,174
Receivables from service providers	14	Amortized cost	Level 1	110,214	162,268	110,214	162,268
				4,332,271	4,571,085	4,332,271	4,571,085

Financial and operating derivative instruments		Fair value through profit or loss	Level 2	1,008,365	975,129	1,008,365	975,129

Financial liabilities
Borrowing, financing and debentures	19
Borrowing in local currency		Amortized cost	Level 2	(8,419,320)	(6,914,117)	(8,419,320)	(2,100,465)
Foreign currency borrowings		Amortized cost	Level 2	(5,172,966)	(5,802,715)	(5,172,966)	(5,755,272)
				(13,592,286)	(12,716,832)	(13,592,286)	(7,855,737)

Financial and operating derivative instruments		Fair value through profit or loss	Level 2	(1,805,242)	(458,492)	(1,805,242)	(458,492)

Lease	18	Amortized cost	Level 2	(3,270,737)	(3,547,862)	(3,270,737)	(3,547,862)
Trade accounts payables, related-parties’ and reverse factoring operations	20 / 32.1	Amortized cost	Level 2	(6,375,930)	(6,770,579)	(6,375,930)	(6,770,579)
Insurance payables	23	Amortized cost	Level 2	(69,364)	(127,413)	(69,364)	(127,413)
Dividends payable	24	Amortized cost	Level 2	(260)	(180,772)	(260)	(180,772)

To measure the fair value, the carrying amount represents an amount that is reasonably near to the fair value, as described below:

(i)	the balances of cash and cash equivalents, trade accounts receivables, accounts payable to suppliers and other current liabilities are equivalent to their carrying amounts, mainly due to the short-term maturities of these instruments;

(ii)	the short-term investment balances measured at (a) amortized cost approximate their fair values as the operations are carried out at floating interest rates and (b)fair value against profit or loss consider the rates agreed between the parties upon contracting investments, including market information that render this calculation possible.

(iii)	except for the issuance of real estate receivables certificates in 2022, the carrying amounts of borrowing, financing and debentures are measured at their amortized cost and disclosed at fair value, which does not differ materially from the carrying amounts as the agreed interest rates are consistent with current market rates; and

(iv)	the fair value of exchange rate derivatives (swap and forwards) is determined based on the future exchange rates at the dates of the balance sheets, with the resulting amount being discounted at present value.

The fair value of the investment in the Dynamo Beauty Ventures Ltd. (“DBV”) Fund, classified at level 3 of the fair value hierarchy is calculated based on information on the net value of the investment in the Fund (NAV) calculated by the Fund’s manager based on valuation assumptions consistent with the accounting practices adopted in Brazil and IFRS, adjusted to reflect the fair value assumptions applicable to the nature of the Company’s investment. The Company’s valuation considers inputs not observable in the model, in order to reflect the contractual restrictions on this investment for early redemption of the security in the market. The significant unobservable inputs used in the fair value estimate reflect a discount due to the lack of liquidity of the security, which represent the values that the Company determined that market agents would take into account for these discounts when defining the investment price. An increase (reduction) of 1% in the applied discount (12.4%) would result in an increase (reduction) in the fair value of the investment by R$402 (R$438 in 2021).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

There were no transfers between measurement levels in the fair value hierarchy for the year ended December 31, 2022 and 2021 for these assets and liabilities.

Additionally, in the year ended December 31, 2022, there were no material effects on the fair value of financial assets and liabilities as a result of the increase in price volatility in markets affected by the conflict between Russia and Ukraine, counterparty risk in financial assets or inactivity of markets considered in the valuation.

6.	CASH AND CASH EQUIVALENTS

	Parent		Consolidated
	2022	2021	2022	2021
Cash and banks	5,566	4,289	2,904,808	3,349,398
Certificate of bank deposits	-	-	46,864	7,639
Repurchase operations (a)	-	-	1,244,041	650,220
	5,566	4,289	4,195,713	4,007,257

(a)	Repurchase operations are securities issued by banks with a commitment by the bank to repurchase the securities, and by the client to resell the security, at a defined interest rate and within a predetermined term, which are backed by public or private securities (depending on the financial institution) and are registered within the Central Agency for Custody and Financial Settlement of Securities (“CETIP”), being short-term investments and with high liquidity. As of December 31, 2022, repurchase operations are remunerated at an average rate of 100.0% of CDI (100.0% of the CDI as of December 31, 2021).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

7.	SHORT-TERM INVESTMENTS

	Parent		Consolidated
	2022	2021	2022	2021
Exclusive Investment fund(a)	24,264	228,694	-	-
Mutual investment funds (b)	-	-	1,228,093	896,212
Treasury bills (c)	-	-	539,450	646,586
Government securities (LFT) (d)	-	-	31,415	435,898
DBV fund	-	-	35,235	36,921
Restricted cash	-	-	1,481	44
	24,264	228,694	1,835,674	2,015,661

Current	24,264	228,694	1,800,439	1,978,740
Non-current	-	-	35,235	36,921

(a)	The Company concentrate most of its investments in an Exclusive Investment Fund, which holds interest in shares of the Essential Investment Fund.

The values of the shares held by the Parent Company are presented under the item “Exclusive Investment Fund” at the Parent Company. The financial statements of the Exclusive Investment Fund, in which the group has exclusive participation (100% of the shares), were consolidated, except for the shares of the Instituto Natura, and the amounts of its portfolio were segregated by type of investment and classified as cash and short-term investments, based on the accounting practices adopted by the Company. For the purposes of consolidated presentation, the exclusive investment fund balance, as well as the positions of the other subsidiaries are presented according to the financial component.

The balance as of December 31, 2022, related to the “Crer para Ver” line within the exclusive investment fund is R$91,340 (R$96,070 as of December 31, 2021).

(b)	Mutual investment funds refer to the investments of some subsidiaries of the Company, which are concentrated in the entities of Argentina, Chile, Colombia and Mexico.

(c)	As of December 31, 2022, investments in treasury bills are remunerated at an average rate of 109.69% of the CDI (120.0% as of December 31, 2021).

(d)	As of December 31, 2022, investments in Government securities (LFT) are remunerated at an average rate of 100.02% of the CDI (102.0% of the CDI as of December 31, 2021).

The breakdown of securities constituting the Essential Investment Fund portfolio, regarding which the Company holds 100% interest, on December 31, 2022 and 2021 is as follows:

	Consolidated
	2022	2021
Certificate of bank deposits (CDB)	2,012	-
Repurchase operations (cash and cash equivalents)	937,645	569,349
Treasury bills	539,451	646,586
Government securities (LFT)	46,070	428,865
	1,525,178	1,644,800

These amounts are presented together with the other investments of the same nature of the Company in the consolidated.

8.	TRADE ACCOUNTS RECEIVABLE

	Consolidated
	2022	2021
Trade accounts receivable	3,933,550	3,930,340
(-) Allowance for expected credit losses	(431,151)	(453,981)
	3,502,399	3,476,359

Maximum exposure to credit risk on the date of the financial statements is the carrying amount of each maturity date range, net of the allowance for expected credit losses. The following table shows trade accounts receivables by exposure to allowance for expected credit losses as of December 31, 2022 and 2021:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	2022		2021
	Trade accounts receivable	Allowance for expected credit losses	Trade accounts receivable	Allowance for expected credit losses
Current	2,814,843	(94,148)	2,488,412	(80,087)
Past due:
Up to 30 days	621,711	(59,764)	937,227	(68,782)
31 to 60 days	142,507	(53,609)	140,757	(56,784)
61 to 90 days	106,124	(48,851)	97,713	(49,731)
91 to 180 days	248,365	(174,779)	266,231	(198,597)
	3,933,550	(431,151)	3,930,340	(453,981)

The changes in the allowance for expected credit losses for the year ended December 31, 2022 and 2021 are as follows:

Consolidated
Balance as of December 31, 2020	(432,108)
Additions, net of reversals	(837,822)
Write-offs (a)	817,446
Translation adjustment	(1,497)
Balance as of December 31, 2021	(453,981)
Additions, net of reversals	(605,995)
Write-offs (a)	592,857
Translation adjustment	35,968
Balance as of December 31, 2022	(431,151)

(a)	Refers to accounts overdue for more than 180 days, which are written off when the Company has no expectation of recovering the trade accounts receivables and sales of customer portfolios.

9.	INVENTORIES

	Consolidated
	2022	2021
Finished products	3,634,068	4,619,237
Raw materials and packaging	1,159,507	1,166,681
Auxiliary materials	146,409	195,364
Products in progress	68,849	38,189
(-) Provision for inventory losses	(491,959)	(615,945)
	4,516,874	5,403,526

The changes in the allowance for inventory losses for the years ended December 31, 2022 and 2021 are as follows:

Consolidated
Balance as of December 31, 2020	(602,314)
Additions, net of reversals (a)	(407,207)
Write-offs (b)	396,233
Translation adjustment	(2,657)
Balance as of December 31, 2021	(615,945)
Additions, net of reversals (a)	(305,705)
Write-offs (b)	366,198
Translation adjustment	63,493
Balance as of December 31, 2022	(491,959)

a)	This refers to the recognition of net allowance for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the policy of the Company.

b)	It consists of write-offs of products for which there already had an allowance for losses, where the Company has no expectation of sales/realization.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

10.	RECOVERABLE TAXES

	Consolidated
	2022	2021
ICMS on purchase of goods (a)	704,018	732,853
Taxes on purchase of goods – foreign subsidiaries	245,955	313,214
ICMS on purchases of property, plant and equipment and purchase of goods	14,365	12,138
PIS and COFINS on purchase of property, plant and equipment and purchase of goods (b)	950,307	984,737
Withholding PIS, COFINS and CSLL	1,671	1,673
Tax on Manufactured Goods - IPI (c)	152,686	114,179
Other	199,276	220,455
	2,268,278	2,379,249

Current	911,410	1,029,625
Non-current	1,356,868	1,349,624

a)	Tax credits related to the tax on the circulation of goods, interstate and inter-municipal transport and communication services (ICMS) were generated mainly by purchases, whose tax rate is higher than the average of sales. The Company expects to realize these credits during the ordinary course of business through offsetting with sales operations in the domestic market.

b)	The accumulated tax credits of PIS and COFINS basically arise from credits on purchases of raw materials used in the production and from purchase of property, plant and equipment, as well as credits arising out of the exclusion of ICMS from the calculation basis of the PIS/COFINS. The realization of these credits normally occurs through offsetting with sales operations in the domestic market.

c)	The balance will be used to offset IPI (Taxes over industrialized products) payable in future operations of the Company.

11.	INCOME TAX AND SOCIAL CONTRIBUTION

11.1	Deferred

The deferred Corporate Income Tax - IRPJ and Social Contribution on Net Income - CSLL amounts arise from temporary differences in the subsidiaries. For certain subsidiaries and the Company, deferred tax balances on tax losses were also recognized. The Company’s Management assesses the possibility of offsetting deferred income tax assets and deferred income tax liabilities according to each jurisdiction.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The amounts are as follows:

i)	Breakdown of deferred income tax and social contribution:

	Parent		Consolidated
	2022	2021	2022	2021
Tax loss carryforwards	18,491	-	2,465,805	2,543,720
Receivables	-	-	192,260	224,231
Inventory	-	-	219,367	244,854
Fixed and Intangible Assets	-	-	160,716	308,406
Lease liabilities	34	-	444,444	441,860
Accruals, reserves and provision for tax, civil and labor risks (b)	14,251	-	649,768	695,989
Employee benefits	60,215	-	373,817	317,835
Non-functional currency positions, including derivatives and hedge accounting transactions (c)	-	-	307,732	-
Foreign Tax Credit Carryforwards (a)	57,205	61,712	363,493	146,441
Other temporary differences	-	-	124,689	423,839
Total Deferred Tax Assets	150,196	61,712	5,302,091	5,347,175

Non-functional currency positions, including derivatives and hedge accounting transactions (c)	-	-	-	(137,410)
Fixed and intangible assets	-	-	(339,627)	(312,914)
Employee benefits	-	-	(132,609)	(215,235)
Right to use assets	(29)	-	(359,072)	(423,095)
Fair value of identifiable net assets in business combination (d)	-	-	(1,561,946)	(1,714,045)
Other temporary differences	-	-	(323,736)	(438,002)
Total Deferred Tax Liabilities	(29)	-	(2,716,990)	(3,240,701)

Total of Deferred income tax and social contribution, net	150,167	61,712	2,585,101	2,106,474

Deferred income taxes and social contribution assets, net (e)	150,167	61,712	3,519,515	3,100,515
Deferred income taxes and social contribution liabilities, net (e)	-	-	(934,414)	(994,041)

a)	Primarily relates to Foreign Tax Credit Carryforwards in Brazil that had historically been reported as Prepaid Income Taxes rather than Deferred Tax Assets.

b)	Includes (i) expenses under the accrual basis, reflecting authentic expenses incurred in the year, (ii) deferred revenue, (iii) accrued and unpaid compensation and (iv) other reserves not currently deductible for tax.

c)	Due to underlying changes in non-functional currencies relative to the Brazilian Real, the balance at 2022 year-end primarily reflects a loss on a hedge instrument that can only be deducted when the hedge instrument is settled; as of 2021 year-end, the balance primarily reflected a gain on a hedge which could be deferred until settlement.

d)	The balance includes deferred income tax liability on the fair value of net identifiable assets in the acquisition of the subsidiaries Avon, The Body Shop and Aesop.

e)	Balance as presented in the balance sheet including the jurisdictional netting effects of deferred tax assets and liabilities of the same nature, originating in the same taxpayer and taxing authority. As of the year-end of 2021, Parent’s deferred tax assets were unrecognized and as a result, no deferred tax assets and/or liabilities were recognized.

See Footnote 3 for a summary description of the income tax accounting policies adopted by the Company related to deferred taxation. Management continuously evaluates all sources of income to allow unrecognized deferred tax asset to become recognized when it is probable that there are sufficient sources of taxable income to allow for their recognition. Generally, recognition will occur when there is a history of profits that can be sustained and relied upon in the future and/or when facts/circumstances change indicating that a history of losses has been overcome due to elimination of loss-making factors, changes in operations and other factors. Similarly, management evaluates when de-recognition is appropriate when the sources of income are not sufficient to support continued recognition of deferred tax assets.

As of December 31, 2022, there are deferred tax assets recognized in the current and prior periods for tax losses carried forward and/or other deferred tax assets arising from operations of subsidiaries Avon Mexico and Avon Brasil that are currently loss-making in the total amount of R$186 million and R$392 million, respectively (R$159 million and R$322 million, respectively, as of December 31, 2021). In regard to Avon Mexico and Avon Brazil, Management of the Company has critically assessed the recoverability relating to such deferred tax assets in light of all available information, including future taxable income projected and embedded in forecasts as well as the monitoring of initiatives (which also involve the restructuring of operations in Latin America) that have been approved at the highest levels of governance and concluded that the realization of the assets is still probable. The forecasts are also consistent with those prepared and used internally for business planning and impairment testing purposes. Based on such forecasts and the underlying facts and circumstances, it was determined there would be sufficient taxable income generated to realize the benefit of the recognized deferred tax assets.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

In addition, Avon Brasil also considers taxable profits arising from the release of provision which will generate taxable income in future periods (for which reserves have been provided and have been netted against the deferred tax assets) and the reversal of existing taxable temporary differences. The impact of such provisions release as of December 31, 2022 is of approximately R$405 million, leading to a net deferred tax liability of R$13 million (as of December 31, 2021, the impact of such provisions release totals approximately R$125 million, leading to a net deferred tax asset of R$197 million).

Unrecognized deferred tax assets are substantially associated with the acquisition of Avon’s operations, especially from operations in Luxembourg, United Kingdom and United States. During the second half of 2021, the Company approved and initiated a restructuring plan of its operations, including the establishment of Avon Luxembourg as a financial subsidiary (FINCO) for the other entities of the Group. From this restructuring, a deferred income tax asset amounting to R$823 million, was recognized, based on the Management´s conclusion that recoverability of these amounts is probable in the regular course of Natura &Co Luxembourg’s activities, and which should occur within a period not exceeding 20 years. Other than the noted restructuring, during 2022 and 2021, there were no other events or circumstances that could allow for further recognition of unrecognized deferred tax assets.

The changes in deferred asset and liability income tax and social contribution for the years ended December 31, 2022 and 2021 were as follows:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Parent	Consolidated
	Asset	Asset	Liability
Balance at December 31, 2020	-	1,339,725	(1,288,045)
Effect on statement of profit or loss	61,712	1,874,722	243,180
Transfer between income tax and deferred social contribution – assets and liabilities	-	16,437	(16,437)
Reserve for grant of options and restricted shares	-	(106,979)	-
Tax effects on (losses) earnings from cash flow hedge operations	-	72,939	-
Translation adjustment	-	(96,329)	67,261
Balance at December 31, 2021	61,712	3,100,515	(994,041)
Effect on statement of profit or loss	80,470	599,136	(1,071)
Reserve for grant of options and restricted shares	7,985	28,750	(1,617)
Tax effects on (losses) earnings from cash flow hedge operations	-	270,035	-
Translation adjustment	-	(478,921)	62,315
Balance at December 31, 2022	150,167	3,519,515	(934,414)

As of December 31, 2022, the Company had the following unrecognized deferred tax assets:

Item	Amount	Indefinite Expiration	Definite Expiration
Net operating loss (a)	9,629,484	8,901,326	728,158
Credits (b)	627,489	-	627,489
Other future deductible Items	2,193,465	2,193,465	-
Total	12,450,438	11,094,791	1,355,647

a)	During 2023, no significant expirations are expected; expirations would start to occur in 2024 and future periods with the majority of expirations expected to occur in 2027 and successive years.

b)	During 2023, no significant expirations are expected; expirations would start to occur in 2024 and in future periods, with the majority of expirations occurring in 2027.

11.2	Reconciliation of income tax and social contribution:

	Parent		Consolidated
	2022	2021	2022	2021
Income (loss) before income tax and social contribution	(2,938,507)	986,241	(2,358,642)	91,253
Income tax and social contribution at the rate of 34%	999,092	(335,322)	801,938	(31,026)
Brazil Investment subsidies	-	-	207,608	469,863
Share of profit of equity investees	(870,600)	399,444	-	-
Effect from differences of tax rates of entities abroad	-	-	(117,757)	(51,614)
Taxation of profits of foreign subsidiaries (a)	(44,545)	59,170	38,862	(77,072)
Unrecognized Deferred income tax (b)	-	-	(789,129)	909,596
Non-Deductible donation and contribution	-	-	(36,213)	(8,381)
United Kingdom Tax Law rate change (c)	-	-	-	(180,174)
Withholding and Sub-national taxes	-	-	(73,677)	(75,499)
Goodwill impairment (d)	-	-	(70,730)	-
Other permanent differences	(5,069)	(61,573)	(80,470)	92,293
Income tax and social contribution revenue (expenses)	78,878	61,719	(119,568)	1,047,986

Income tax and social contribution - current	(1,592)	7	(717,633)	(1,069,916)
Income tax and social contribution - deferred	80,470	61,712	598,065	2,117,902

Effective Rate- %	2.7%	(6.3%)	(5.1%)	(1,148.4%)

a)	Certain earnings of foreign subsidiaries may be subjected to income taxation net of applicable credits, if any, by their parent holding companies in addition to the local taxing jurisdictions in which they conduct operations. Within the Natura Group, these types of taxation regimes exist in various jurisdictions including but not limited to Brazil, Australia, United Kingdom, United States.

b)	During 2021, the Company recognized Deferred tax assets in certain jurisdictions, primarily Luxembourg, associated with restructuring activities which would generate current and future taxable income. The benefits recorded in 2021 were offset the lack of benefits reflected for certain jurisdictions that are unable to benefit their losses; during 2022, the Company has generated additional losses in certain jurisdictions that are unable to be benefitted.

c)	During 2021, the income tax rate in the UK was changed. In 2021, the enacted tax rate increased from 19% to 25% which resulted in an increase in the Company’s deferred tax liabilities associated with UK. Such increase was accrued through deferred income tax expense during 2021.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

d)	During 2022, the Company recognizes an impairment of the Goodwill associated with Avon International CGU. The Avon International Goodwill resulting from its acquisition is non-deductible for income tax purposes.

11.3	Income tax and social contribution included in discontinued operations:

During the years ended December 31, 2022 and December 31, 2021, pre-tax losses of R$380 million and R$99 million were generated for which no tax benefits could be recognized.  As a result, in each year, no income tax benefit was able to be reflected in the results of discontinued operations.  See section 11.1 for the cumulative amount of unrecognized tax benefits that exist for the Company related to its assets, liabilities and tax attributes (net operating loss and income tax credit attributes that exist as of December 31, 2022).

12.	JUDICIAL DEPOSITS

Judicial deposits represent restricted assets of the Company and are related to the amounts deposited and held in court until the resolution of the disputes to which they are related. The judicial deposits held by the Company as of December 31, 2022 and 2021 are as follows:

	Consolidated
	2022	2021
Unaccrued tax proceedings (a)	274,273	273,295
Accrued tax proceedings (b)	150,929	266,828
Unaccrued civil proceedings	5,783	8,212
Accrued civil proceedings	1,470	2,821
Unaccrued labor proceedings	11,014	11,970
Accrued labor proceedings	14,081	22,158
Total judicial deposits	457,550	585,284

a)	The tax proceedings related to these judicial deposits refer mainly to the ICMS-ST, disclosed in note 22.2, contingent liabilities - possible risk of loss.

b)	The tax proceedings related to these judicial deposits refer, substantially, to the sum of the amounts highlighted in Note 21, and the amounts provisioned according to Note 22.

Changes in judicial deposits balances for the year ended December 31, 2022 and 2021 are presented below:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Consolidated
Balance as of December 31, 2020	566,190
New deposits	39,071
Redemptions in favor of the Company	(21,533)
Monetary adjustment	15,246
Application in the liquidation of proceedings	(13,645)
Translation adjustment	(45)
Balance as of December 31, 2021	585,284
New deposits	27,479
Redemptions in favor of the Company	(67,533)
Monetary adjustment	35,508
Application in the liquidation of proceedings	(121,025)
Transfers	25
Translation adjustment	(2,188)
Balance as of December 31, 2022	457,550

In addition to judicial deposits, the Company has contracted insurance policies for certain lawsuits.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

13.	CURRENT ASSETS HELD FOR SALE

The changes in the balance for the years ended December 31, 2022 and 2021 are as follows:

Consolidated
Balance as of December 31, 2020	181,279
Transfer from property, plant and equipment(a)	9,028
Transfer from assets and liabilities (b)	(25,779)
Transfer to property, plant and equipment	-
Transfer to assets and liabilities	-
Sale (c)	(97,905)
Translation adjustment	(13,702)
Balance as of December 31, 2021	52,921

Balance as of December 31, 2021	52,921
Transfers from property, plant and equipment, other assets and liabilities	13,235
Impairment	(12,510)
Sale (c)	(55,034)
Translation adjustment	1,439
Balance as of December 31, 2022	51

a)	During the third quarter of 2021, the subsidiary Avon made its operations in India available for sale.

b)	In the first quarter of 2021, the subsidiary Avon identified new circumstances in the sale transaction of the Saudi Arabia operation, which in 2020 was classified as an available-for-sale asset, which resulted in the reclassification of this transaction from held for sale to property, plant and equipment. At the time of the reclassification, an actual depreciation was recorded, resulting in an immaterial impact on the consolidated financial statements.

c)	During the third and fourth quarters of 2021, the subsidiary Avon completed the sale of the operations located in Spain, India and Saudi Arabia, resulting in a gain of roughly R$14,600. During the fourth quarter of 2022, subsidiary Avon made the sale of operating assets in Poland.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

14.	OTHER CURRENT AND NON-CURRENT ASSETS

	Parent		Consolidated
	2022	2021	2022	2021
Marketing and advertising advances	-	-	43,509	80,078
Supplier advances	1,357	6,215	290,205	350,830
Employee advances	-	187	20,267	17,402
Rent advances and guarantee deposit (a)	-	-	160,437	172,465
Advance insurance expenses	11,456	-	124,293	160,911
Overfunded pension plan (b)	-	-	694,527	1,043,799
Customs broker advances - Import taxes	-	-	38,398	60,739
Sublease receivables (c)	-	-	262,108	347,174
Carbon credits	-	-	14,297	11,479
Receivables from service providers (d)	-	-	110,214	162,268
Other	749	843	257,566	268,066
	13,562	7,245	2,015,821	2,675,211

Current	13,562	6,397	763,384	912,160
Non-current	-	848	1,252,437	1,763,051

a)	Mainly related to: (i) advances for lease agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop, in accordance with the exemptions of IFRS 16 / CPC 06(R2); and (ii) security deposits for the rental of certain stores of the subsidiaries The Body Shop and Aesop, which will be returned by the landlord at the end of the lease agreements.

b)	Pension plan arising from the acquisition of Avon. The change in balance refers to reviewing the mortality tables and the impact on the exchange rate variation due to the valorization of the real.

c)	Refers to the sublease receivable from the New York office owned by the subsidiary Avon.

d)	Refers to receivables mainly arising from damage that occurred with carriers and insurance companies.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

15.	INVESTMENTS

	Parent
	2022	2021
Investments in subsidiaries, net of losses	22,215,420	28,281,178

Information and changes in the balances for the years ended December 31, 2022 and 2021:

	Natura Cosméticos S.A. (1)	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	5,992,009	(6,243,991)	5,722,812	5,470,830
Shareholders’ equity interest (unsecured liabilities)	5,992,009	(6,243,991)	5,722,812	5,470,830
Fair value adjustment of acquired assets and liabilities	-	4,062,913	-	4,062,913
Tax benefits from resulted from income taxes from subsidiaries (a)	-	373,812	-	373,812
Goodwill	-	12,307,865	-	12,307,865
Total	5,992,009	10,500,599	5,722,812	22,215,420
Net income (loss) for the year of subsidiaries	123,717	(2,636,416)	(47,888)	(2,560,587)

Balance as of December 31, 2021	7,816,896	14,034,994	6,429,288	28,281,178
Share of profit (loss) of equity investees	123,717	(2,636,416)	(47,888)	(2,560,587)
Translation adjustment	(1,641,297)	(786,647)	(530,490)	(2,958,434)
Effect of hyperinflationary economy adjustment	140,973	(116,017)	-	24,956
Contribution by the parent company for purchase option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	73,537	43,602	-	117,139
Hedge accounting, net of tax effects	(523,609)	3,076	-	(520,533)
Distribution of dividends and interest on own capital	-	-	(128,098)	(128,098)
Actuarial effect, net of tax effects	1,792	(41,993)	-	(40,201)
Balance as of December 31, 2022	5,992,009	10,500,599	5,722,812	22,215,420

(*) The subsidiary Aesop Holdings is in the pre-operational phase without capital; therefore it does not are disclosure in this footnote.

(1)	The investment balance in the direct subsidiary Natura Cosméticos S.A. includes goodwill arising from the acquisitions of the indirect subsidiaries The Body Shop (R$1,648,065) and Aesop (R$124,315), according note 17.

(a)	Refers to a tax benefit provided for in the United Kingdom where entities with taxable income can use credits from companies with tax losses as long as they are part of the same economic group and are in the same jurisdiction. This credit originated in the business combination and is expected to be realized from the operations of the subsidiaries Aesop and The Body Shop in the United Kingdom.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Natura Cosméticos S.A. (1)	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	7,816,896	(4,789,637)	6,429,288	9,456,547

Shareholders’ equity interest (negative shareholders' equity)	7,816,896	(4,789,637)	6,429,288	9,456,547
Fair value adjustment of acquired assets and liabilities	-	5,066,922	-	5,066,922
Tax benefits from resulted from income taxes from subsidiaries (a)	-	376,519	-	376,519
Goodwill	-	13,381,190	-	13,381,190
Total	7,816,896	14,034,994	6,429,288	28,281,178
Subsidiaries net income (loss) for the year	934,151	(940,516)	1,181,199	1,174,834

Balance as of December 31, 2020	6,929,074	14,373,448	5,641,757	26,944,279
Share of profit (loss) of equity investees	934,151	(940,516)	1,181,199	1,174,834
Translation adjustment	229,840	189,773	(543,668)	(124,055)
Effect of hyperinflationary economy adjustment	15,550	(30,286)	-	(14,736)
Contribution by the parent company for purchase option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	23,676	49,888	-	73,564
Hedge accounting, net of tax effects	(137,123)	(89)	-	(137,212)
Capital increase	-	-	150,000	150,000
Distribution of dividends and interest on own capital	(349,384)	-	-	(349,384)
Actuarial effect, net of tax effects	11,306	341,590	-	352,896
Hyperinflationary economy adjustment effect - reserve	159,806	42,871	-	202,677
Other investment effects	-	8,315	-	8,315
Balance as of December 31, 2021	7,816,896	14,034,994	6,429,288	28,281,178

(1)	The investment balance in the direct subsidiary Natura Cosméticos S.A. includes goodwill arising from the acquisitions of the indirect subsidiaries TBS (R$2,063,672) and Aesop (R$143,180), according note 17.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

16.	PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Useful life range (in years)	2021	Additions	Write-offs	(Impairment) reversal of impairment	Transfers	Translation adjustment	2022
Cost:
Vehicles	2 to 5	38,902	8	(6,559)	-	49,285	(7,274)	74,362
Tooling	3	191,840	-	(2,310)	-	14,976	(329)	204,177
Tools and accessories	3 to 20	110,998	17,261	(8,177)	-	(43,369)	98,739	175,452
Facilities	3 to 60	303,452	181	(564)	-	13,147	(8,768)	307,448
Machinery and accessories	3 to 15	1,959,943	23,188	(63,473)	-	520,561	(168,083)	2,272,136
Leasehold improvements	2 to 20	1,128,504	68,980	(54,148)	(1,665)	106,151	(119,736)	1,128,086
Buildings	14 to 60	1,982,245	7,174	(19,104)	-	120,512	(173,888)	1,916,939
Furniture and fixtures	2 to 25	660,126	71,960	(41,095)	(7,629)	53,632	(62,932)	674,062
Land	-	628,373	-	-	-	10,043	7,241	645,657
IT equipment	3 to 15	634,580	26,602	(34,279)	(191)	84,452	(83,394)	627,770
Other assets	-	31,636	-	(4,227)	-	-	(1,179)	26,230
Projects in progress	-	561,488	495,771	(1,739)	-	(429,391)	(45,502)	580,627
Total cost		8,232,087	711,125	(235,675)	(9,485)	499,999	(565,105)	8,632,946

Depreciation value:
Vehicles		(9,457)	(6,057)	5,508	-	(40,920)	12,856	(38,070)
Tooling		(174,164)	(7,841)	2,310	-	-	210	(179,485)
Tools and accessories		(65,740)	(16,385)	1,823	-	46,967	(102,105)	(135,440)
Facilities		(183,420)	(17,051)	192	-	(8,804)	7,776	(201,307)
Machinery and accessories		(728,408)	(172,480)	56,142	-	(397,740)	124,147	(1,118,339)
Leasehold improvements		(602,622)	(133,533)	50,379	-	(12,257)	71,602	(626,431)
Buildings		(298,327)	(103,822)	14,111	-	(136,601)	69,237	(455,402)
Furniture and fixtures		(369,610)	(90,731)	31,606	-	(18,576)	38,479	(408,832)
IT equipment		(392,095)	(119,870)	36,065	-	(71,041)	71,273	(475,668)
Other assets		(30,836)	(2,287)	3,868	-	-	1,433	(27,822)
Total depreciation		(2,854,679)	(670,057)	202,004	-	(638,972)	294,908	(3,666,796)
Net total		5,377,408	41,068	(33,671)	(9,485)	(138,973)	(270,197)	4,966,150

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	2020	Additions	Write-offs	(Impairment) reversal of impairment	Transfers	Translation adjustment	2021
Cost:
Vehicles	2 to 5	79,228	4,951	(59,053)	-	6,702	7,074	38,902
Tooling	3	187,852	2,097	-	-	2,042	(151)	191,840
Tools and accessories	3 to 20	85,678	19,526	(538)	-	5,233	1,099	110,998
Facilities	3 to 60	293,471	700	(14,486)	-	21,231	2,536	303,452
Machinery and accessories	3 to 15	1,819,693	37,229	(98,228)	-	85,451	115,798	1,959,943
Leasehold improvements	2 to 20	963,957	104,795	(51,588)	(2,074)	93,589	19,825	1,128,504
Buildings	14 to 60	1,899,134	6,233	(13,322)	394	(6,944)	96,750	1,982,245
Furniture and fixtures	2 to 25	566,547	107,077	(40,259)	3,948	19,304	3,509	660,126
Land	-	661,613	295	(1,203)	-	(2,372)	(29,960)	628,373
IT equipment	3 to 15	543,772	58,192	(57,574)	-	68,645	21,545	634,580
Other assets	-	36,687	-	(3,628)	-	-	(1,423)	31,636
Projects in progress	-	408,427	606,440	(26,425)	-	(429,760)	2,806	561,488
Total cost		7,546,059	947,535	(366,304)	2,268	(136,879)	239,408	8,232,087

Depreciation value:
Vehicles		(33,042)	(19,229)	47,501	-	(5,738)	1,051	(9,457)
Tooling		(166,536)	(7,705)	-	-	-	77	(174,164)
Tools and accessories		(39,159)	(32,867)	750	-	3,145	2,391	(65,740)
Facilities		(176,726)	(16,453)	13,072	-	(2,705)	(608)	(183,420)
Machinery and accessories		(578,762)	(198,805)	91,864	-	8,463	(51,168)	(728,408)
Leasehold improvements		(480,554)	(153,822)	48,057	-	(5,561)	(10,742)	(602,622)
Buildings		(179,730)	(89,292)	13,835	-	2,801	(45,941)	(298,327)
Furniture and fixtures		(318,615)	(95,673)	31,464	(291)	(353)	13,858	(369,610)
IT equipment		(311,856)	(115,735)	52,971	-	(7,982)	(9,493)	(392,095)
Other assets		(26,022)	(16,013)	1,369	-	-	9,830	(30,836)
Total depreciation		(2,311,002)	(745,594)	300,883	(291)	(7,930)	(90,745)	(2,854,679)
Net total		5,235,057	201,941	(65,421)	1,977	(144,809)	148,663	5,377,408

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

17.	INTANGIBLE ASSETS

	Consolidated
	Useful life range (in years)	2021	Additions	Write-offs	(Impairment) reversal of impairment	Transfers	Translation adjustment	2022
Cost:
Software	2,5 to 10	2,492,616	155,044	(43,333)	(21,381)	640,903	(274,036)	2,949,813
Trademarks and patents (defined useful life)	20 to 25	889,834	-	-	-	-	(76,630)	813,204
Trademarks and patents (indefinite useful life)	-	5,888,623	-	(43)	-	-	(1,070,550)	4,818,030
Goodwill Avon (a)	-	13,381,191	-	-	(282,921)	-	(790,405)	12,307,865
Goodwill Emeis Brazil Pty Ltd. (b)	-	143,180	-	-	-	-	(18,865)	124,315
Goodwill The Body Shop (c)	-	2,063,672	-	-	(2,599)	-	(415,546)	1,645,527
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	-	1,456
Relationship with retail clients	10	2,880	-	-	-	-	(297)	2,583
Key money (indefinite useful life) (d)	-	24,985	268	(152)	(623)	-	(2,165)	22,313
Key money (defined useful life) (e)	3 to 18	14,363	-	(3,618)	(940)	-	(1,977)	7,828
Relationship with franchisees and sub franchisees and sales representative (f)	7 to 15	2,990,558	-	-	-	-	(313,995)	2,676,563
Technology developed (by acquired subsidiary)	5	1,580,808	-	-	-	-	(123,769)	1,457,039
Other intangible assets and intangible under development	2 to 10	277,776	207,911	(21)	-	(336,346)	(15,917)	133,403
Total cost		29,751,942	363,223	(47,167)	(308,464)	304,557	(3,104,152)	26,959,939

Accumulated amortization:
Software		(1,369,767)	(417,253)	42,462	-	(179,645)	204,034	(1,720,169)
Trademarks and patents		(143,186)	(36,791)	-	-	-	10,357	(169,620)
Key money		(16,517)	-	4,505	-	-	1,909	(10,103)
Relationship with retail clients		(3,218)	(42)	-	-	-	292	(2,968)
Relationship with franchisees and sub franchisees		(729,049)	(264,320)	-	-	-	74,375	(918,994)
Technology developed		(632,326)	(272,297)	-	-	-	30,398	(874,225)
Other intangible assets		(296)	(3,228)	-	-	(48)	682	(2,890)
Total accrued amortization		(2,894,359)	(993,931)	46,967	-	(179,693)	322,047	(3,698,969)
Net total		26,857,583	(630,708)	(200)	(308,464)	124,864	(2,782,105)	23,260,970

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	2020	Additions	Write-offs	(Impairment) reversal of impairment	Transfers	Translation adjustment	2021
Cost:
Software	2,5 to 10	2,059,149	88,101	(114,805)	-	280,959	179,212	2,492,616
Trademarks and patents (defined useful life)	20 to 25	894,578	-	-	-	-	(4,744)	889,834
Trademarks and patents (indefinite useful life)	-	5,747,057	-	-	-	-	141,566	5,888,623
Goodwill Avon (a)	-	13,299,850	-	-	-	-	81,341	13,381,191
Goodwill Emeis Brazil Pty Ltd. (b)	-	142,090	-	-	-	-	1,090	143,180
Goodwill The Body Shop (c)	-	1,946,741	-	-	-	-	116,931	2,063,672
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	-	1,456
Relationship with retail clients	10	2,785	-	-	-	-	95	2,880
Key money (indefinite useful life) (d)	-	26,769	-	(3,619)	1,984	-	(149)	24,985
Key money (defined useful life) (e)	3 to 18	10,860	2,500	-	(2,288)	(5,555)	8,846	14,363
Relationship with franchisees and sub franchisees and sales representative (f)	7 to 15	2,959,519	-	(446)	-	-	31,485	2,990,558
Technology developed (by acquired subsidiary)	5	1,595,041	-	-	-	-	(14,233)	1,580,808
Other intangible assets and intangible under development	2 to 10	108,275	359,834	(1,326)	-	(147,768)	(41,239)	277,776
Total cost		28,794,170	450,435	(120,196)	(304)	127,636	500,201	29,751,942

Accumulated amortization:
Software		(1,022,498)	(373,753)	116,429	-	3,760	(93,705)	(1,369,767)
Trademarks and patents		(100,042)	(45,782)	-	-	-	2,638	(143,186)
Key money		(8,871)	(185)	-	-	1,667	(9,128)	(16,517)
Relationship with retail clients		(2,839)	(286)	-	-	-	(93)	(3,218)
Relationship with franchisees and sub franchisees		(419,061)	(306,451)	446	-	-	(3,983)	(729,049)
Technology developed		(319,009)	(320,183)	-	-	-	6,866	(632,326)
Other intangible assets		(4,722)	(1,280)	1,326	-	-	4,380	(296)
Total accrued amortization		(1,877,042)	(1,047,920)	118,201	-	5,427	(93,025)	(2,894,359)
Net total		26,917,128	(597,485)	(1,995)	(304)	133,063	407,176	26,857,583

a)	Goodwill related to the acquisition of subsidiary Avon. It does not have defined useful life and it is subject to annual impairment tests.

b)	Goodwill related to the acquisition of subsidiary Emeis Holdings Pty Ltd. acquisition. It does not have defined useful life and it is subject to annual impairment tests.

c)	Goodwill related to the acquisition of subsidiary The Body Shop, classified as future economic benefits from synergies. It does not have defined useful life and it is subject to annual impairment tests. In addition, on June 30, 2021, the subsidiary The Body Shop International Limited acquired the entity Aeon Forest Co. Ltd, for R$ 133,275 (¥ 2,632,000).

d)	Key money with indefinite useful life refers to payments made to former tenants, to get the right to rent the property under lease and can be subsequently negotiated with future tenants in the case of termination of the lease agreement.

e)	Key money with defined useful life refers to payments made to ex-tenants or lessors, to obtain the right to rent the property under the terms of the lease and which cannot be negotiated or recovered later.

f)	The balance refers to identifiable intangible assets from relationship with the subsidiary The Body Shop franchisees and sub-franchisees (relationship where the franchisee owns all rights to operate within a territory) and sub-franchisees (relationship where a franchisee operate a single store within a market), with estimated useful life of 15 years.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

a)	Impairment test of intangible assets with indefinite useful lives

The goodwill balances of the acquired companies, as well as the intangible assets with indefinite useful lives were allocated to the CGU groups which expect to benefit from the synergy of the business combinations. The accordance with CPC 01 (R1) / IAS 36 - Impairment of Assets, when a CGU or group of CGU has an intangible asset with an indefinite allocated useful life, the Company must annually perform the impairment test of its carrying amount. The carrying amount of intangible assets with undetermined useful life and goodwill allocated to each CGU group are presented below:

CGU groups	Trademarks and patents		Goodwill		Total
	2022	2021	2022	2021	2022	2021
Natura &Co Latam	-	-	9,765,077	10,041,156	9,765,077	10,041,156
Avon International	2,396,290	2,824,961	2,542,788	3,340,035	4,939,078	6,164,996
TBS International	2,421,740	3,063,662	1,645,527	2,063,672	4,067,267	5,127,334
Aesop International (*)	-	-	124,315	143,180	124,315	143,180
Total	4,818,030	5,888,623	14,077,707	15,588,043	18,895,737	21,476,666

(*) The trademarks and patents recognized as part of the acquisition of Aesop were assessed as having a determined useful life and, therefore, are not presented in the table above.

The main assumptions used to calculate the value in use as of December 31, 2022 are presented below:

Aesop	The Body Shop	Avon International	Natura &Co Latam
Impairment estimate (value in use)	Discounted cash flow based on financial budgets approved by Board of Directors for period of three years and complemented for a discretionary period of ten years estimated by Management, with a terminal value projected for the end of the period. The ten-year period was considered for better aligning and smoothing the effects projected between the discretionary period and the effects calculated in perpetuity.
Operating margin	Operating margins are based on average amounts obtained in the 2 years prior to the beginning of the budgeted period and projections for the next ten years. These margins are increased over the budget period to improve the expected efficiency.
Estimated cost	Costs based on historical data and market trends, optimization of retail and direct sales operations (renewal of the geographical presence of stores, revitalization of the franchise network) and physical expansion with growth in market share.
Revenue Growth rates	Growth rates are initially based on published industry research and adjusted by the expected performance for each CGUs group (which, considering the level of goodwill monitoring by the Company, reflects the operating segments), given the initiatives in place for each segment as well as the respective macroeconomic environment that apply to each segment and are included in the budgets approved by governance leadership bodies (including the Board of Directors).
Perpetuity growth rate (*)	Constant growth of 5.21%	Constant growth of 3.46%	Constant growth of 4.60%	Constant growth of 7.39%
Discount rate	Discount rates represent the risk assessment in the current market, specific to each group of CGU, taking into account the value of money over time and the individual risks of related assets that were not incorporated in the assumptions included in the cash flow model. Such cash flows were discounted at the discount rate calculated before tax and at the currency consistent with the one used for the projections, 18.05% for the operating segments of Natura &Co Latam; 13.84% for Avon International, 12.70% for TBS International and 13.19% for Aesop International. The discount rate was based on the weighted average cost of capital that reflects the specific risk of each segment.

(*) The rates are based on published market analyzes and projections regarding the reporting segment in which they operate and adjusted to reflect the assumptions considered by Management in the approved projections and to reflect the inflation differential of other currencies, when applicable. Such rates are also calculated in a currency consistent with those used for the projects and the discount rates.

The Company considers the correlation between its market capitalization and its book value, among other factors, such as the decline in the performance of certain operations and macroeconomic indicators that involve the sector in which it operates, when evaluating potential indications of impairment. On December 31, 2022, the Company's market capitalization was lower than the book equity value. In addition, inflationary pressures and uncertainty in the markets, impacting the economic recovery in the retail and cosmetics sectors, in addition to the generalized effects of the conflict between Russia and Ukraine, negatively affected the results and prospects of some of the Company's operations, in particular for the Group of Avon International CGUs.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

In this context, an impairment of R$282.9 million was recognized on the goodwill balance of Avon International (also recognized in this segment in note 30), with no impairment to be recognized in the other groups of UGCs to which the goodwill is allocated. The recoverable value of Avon International's Group of CGUs totaled R$8,348.2 million and was determined based on their value in use, considering the assumptions set forth above. The pre-tax discount rate of 13.84% was also affected by the volatility in macroeconomic assumptions impacted in the year (11.18% on December 31, 2021). Impairment was recognized under other operating expenses in the statement of income.

In relation to the other UGC Groups, the Company performed a sensitivity analysis considering any deterioration in: (i) discount rate; (ii) growth rate in perpetuity, given its potential impacts on cash flows and (iii) estimated future operating margin. An increase of 1 percentage point in the discount rate or a decrease of 1 percentage point in the growth rate of the perpetuity and a 1 percentage point reduction in estimated operating margins applied from the cash flow of each group of CGU would not result in the need to recognize impairment losses.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

18.	RIGHT OF USE AND LEASE LIABILITIES

a)	Right-of-use assets

Consolidated
Useful life in Years (a)	2021	Additions	Write-offs	(Impairment)	Transfers (c)	Translation adjustment	2022

Cost:
Vehicles	3	168,062	38,241	(25,734)	-	-	(15,908)	164,661
Machinery and equipment	3 to 10	33,629	13,455	(11,166)	-	-	(4,702)	31,216
Buildings	3 to 10	1,543,018	296,161	(185,967)	-	(35,484)	(47,640)	1,570,088
IT equipment	10	31,803	2,618	(4,151)	-	-	(1,218)	29,052
Retail stores	3 to 10	3,417,595	712,979	(373,830)	(30,785)	36,401	(400,928)	3,361,432
Software	3 to 4	-	13,527	-	-	-	-	13,527
Tools and accessories	3	1,053	-	(394)	-	-	(161)	498
Total cost		5,195,160	1,076,981	(601,242)	(30,785)	917	(470,557)	5,170,474

Depreciation value:
Vehicles		(91,509)	(46,287)	24,354	-	-	7,985	(105,457)
Machinery and equipment		(17,133)	(9,986)	11,166	-	-	2,166	(13,787)
Buildings		(507,045)	(249,796)	137,349	-	31,917	30,920	(556,655)
IT equipment		(24,410)	(6,608)	4,345	-	-	2,716	(23,957)
Retail stores		(1,458,512)	(611,862)	367,247	-	(31,960)	209,779	(1,525,308)
Software		-	(3,121)	-	-	-	-	(3,121)
Tools and accessories		(582)	(206)	394	-	-	92	(302)
Total accrued depreciation		(2,099,191)	(927,866)	544,855	-	(43)	253,658	(2,228,587)
Net total		3,095,969	149,115	(56,387)	(30,785)	874	(216,899)	2,941,887

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Consolidated
Useful life in Years (a)	2020	Additions	Write-offs	(Impairment)	Transfers (c)	Translation adjustment	2021

Cost:
Vehicles	3	157,867	32,288	(23,519)	-	-	1,426	168,062
Machinery and equipment	3 to 10	53,048	4,278	(24,140)	-	-	443	33,629
Buildings	3 to 10	1,616,833	300,181	(436,405)	(4,690)	3,363	63,736	1,543,018
IT equipment	10	30,000	4,224	(3,904)	-	-	1,483	31,803
Retail stores	3 to 10	3,338,104	505,871	(489,808)	-	3,888	59,540	3,417,595
Tools and accessories	3	3,187	256	(2,460)	-	-	70	1,053
Total cost		5,199,039	847,098	(980,236)	(4,690)	7,251	126,698	5,195,160

Depreciation value:
Vehicles		(63,422)	(50,181)	20,808	-	-	1,286	(91,509)
Machinery and equipment		(21,045)	(10,772)	15,067	-	-	(383)	(17,133)
Buildings		(399,765)	(268,902)	182,535	-	(3,069)	(17,844)	(507,045)
IT equipment		(19,161)	(8,364)	3,904	-	-	(789)	(24,410)
Retail stores		(1,291,346)	(659,109)	485,123	-	-	6,820	(1,458,512)
Tools and accessories		(2,253)	(681)	2,460	-	-	(108)	(582)
Total accrued depreciation		(1,796,992)	(998,009)	709,897	-	(3,069)	(11,018)	(2,099,191)
Net total		3,402,047	(150,912)	(270,338)	(4,690)	4,182	115,680	3,095,969

a)	The useful lives applied refer to the term of the contracts in which the Company is sure that it will use the assets underlying the lease contracts according to the contractual terms.

b)	On December 31, 2021, an impairment of R$4,690 was recorded referring to the impairment loss of some stores of the Natura and The Body Shop.

c)	Refers to key money related to store rentals. This amount is transferred from “right of use” to "intangible assets” when a new commercial agreement with the lessor is not yet signed.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
Amounts recognized in the statement of income and losses:	2022	2021
Financial expense on lease	200,246	210,669
Amortization of right of use	927,866	998,009
Appropriation in the result of variable lease installments not included in the measurement of lease liabilities	68,483	70,075
Sublease revenue	(24,762)	(30,026)
Short-term lease expenses and low-value assets	69,773	83,468
Benefits granted by lessor related to Covid-19	(19,740)	(80,037)
Other lease-related expenses	69,284	58,609
Adjustment to recoverable value of right-of-use assets - impairment	30,785	4,690
Total	1,321,935	1,315,457

Amounts recognized in the financing activities in the cash flow statement:
Lease payments (principal)	953,048	1,077,611
Amounts recognized in the operating activities in the cash flow statement:
Lease payments (interest)	199,769	219,574
Variable lease payments, not included in the measurement of lease liabilities	65,157	70,787
Short-term and low-value assets lease payments	54,727	74,188
Other lease-related payments	102,354	95,824
Total	1,375,055	1,537,984

b)	Lease liability

	Consolidated
	2022	2021
Current	878,448	1,005,523
Non-current	2,392,289	2,542,339
Total	3,270,737	3,547,862

Below are the changes in lease liability balances for the year ended December 31, 2022 and 2021:

Consolidated
Balance as of December 31, 2020	3,858,455
New agreements and modifications	737,899
Payments (principal amount)	(1,077,611)
Payments (interest)	(219,574)
Appropriation of financial charges	210,669
Write-offs (a)	(105,790)
Translation adjustment	143,814
Balance as of December 31, 2021	3,547,862
New agreements and modifications	1,065,794
Payments (principal amount)	(953,048)
Payments (interest)	(199,769)
Appropriation of financial charges	200,246
Write-offs (a)	(19,763)
Translation adjustment	(370,585)
Balance as of December 31, 2022	3,270,737

a)	Mainly related to termination of agreements related to lease of stores.

The amount of lease liability payments, considering the interests payments, and corresponding maturities, are disclosed in note 5.3 item f.

The table below set forth the rates applied, according to the lease terms:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

As described in note 3.13, the Company applied its incremental borrowing rate as the discount rate on lease liabilities. Considering that the Company’s lease contracts are substantially contracts with payment flows indexed by inflation indexes and, also considering the disclosure suggestions published in CVM Circular Letter 02/19, the Company presents below additional information on the characteristics of the lease contracts so that users of the financial statements may, at its discretion, carry out projections of future payment flows indexed to inflation. Most of the lease liabilities refer to subsidiaries Avon, The Body Shop and Aesop operations, which contracts were signed substantially in developed economies countries. Therefore, for these countries, the potential effects of the discount would not be significant given its history of low inflation rates.

		Contractual payments - consolidated
Maturity	Average discount rate	2023	2024	2025	2026	2027	Onwards 2028
2023-2024	5.5% to 16.3%	29,697	13,790	-	-	-	-
2025-2027	5.4% to 18.7%	862,139	680,217	578,275	600,647	391,059	51,096
2028-2030	7.3% to 20.5%	14,803	16,777	17,962	19,895	22,042	28,994
2031-2036	7.7% to 21.9%	8,945	9,342	9,202	7,401	7,651	48,710
Total		915,584	720,126	605,439	627,943	420,752	128,800
Projected inflation [1]	5%	4%	4%	4%	4%	4%

¹	Rates obtained through future prices of DI coupons versus National Consumer Price Index (IPCA) observed in B3, applied to Brazilian contracts.

19.	BORROWING, FINANCING AND DEBENTURES

	Reference	Consolidated
		2022	2021
Local currency:
Financing Agency for Studies and Projects FINEP		16,979	44,193
Debentures	A	1,913,204	1,922,732
Business Notes	B	519,044	-
Working capital – The Body Shop Operation	C	-	526,743
Working capital – Avon Operation		113,664	164,491
Working Capital - Natura &Co Luxemburgo operation	D	1,304,425	-
Notes – Avon (1)	E	1,421,272	4,255,958
Notes – Lux	F	3,130,732	-
Total in local currency		8,419,320	6,914,117

Foreign currency:
Notes	G	5,172,966	5,523,287
Resolution No. 4131/62		-	279,428
Total in foreign currency		5,172,966	5,802,715
Grand total		13,592,286	12,716,832

Current		331,151	945,069
Non-current		13,261,135	11,771,763

Debentures
Current		77,601	350,145
Non-current		1,835,603	1,572,587

(1)	Balance recognized at fair value at the time of the business combination with subsidiary Avon and subsequently measured at amortized cost.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Reference	Currency	Maturity	Charges	Effective interest rate	Guarantees
A	Brazilian Real	July 2027 to September 2032	CDI + 1.65%; CDI + 0.8%; IPCA + 6.8% and IPCA + 6.9% with bi-annual payments	CDI+1.65%, CDI+0.8%, CDI+1.34% and CDI+1.60%	Guarantee of Natura &Co Holding S.A.
B	Brazilian Real	September 2025	CDI interest + 1.55% with bi-annual payments	CDI +1.55%	Guarantee of Natura &Co Holding S.A.
C	Pounds	April 2024	Sonia + interest 2.9% p.a. with bi-annual payments	Sonia + interest 2.9% p.a.	“Corporate” guarantee from the Company until December 2021 and “Aval” guarantee from parent company Natura &Co Holding S.A. from January 2022.
D	US Dollar	November 2025	SOFR + 2,47% p.a. with bi-annual payments	SOFR + 2,47% p.a.	Guarantee Natura &Co Holding and Natura Cosméticos
E	US Dollar	March 2023 and March 2043	Interest of 6.45% of p.a. and 8.45% of p.a. with bi-annual payments	Interest of 6.45% of p.a. and 8.45% of p.a.	None
F	US Dollar	April 2029	Interest of 6.00% p.a. with bi-annual payments	Interest of 6.125% p.a.	Guarantee Natura &Co Holding and Natura Cosméticos
G	US Dollar	May 2028	Interest of 4.125% (with real cost equivalent to the CDI + 3.33% p.a. Considering the derivate contracted to hedge the variation of the associated cash flows) with bi-annual payments	CDI + 3.33%	Guarantee from Natura &Co Holding S.A.

Changes in the balances of borrowing, financing and debentures for the year ended December 31, 2022 and 2021 are as follows:

	Parent	Consolidated
Balance as of December 31, 2020	515,966	13,822,913
New borrowing and financing (a)	-	6,425,565
Repayment (b)	(497,879)	(7,989,607)
Appropriation of financial charges, net of costs of new borrowing and financing	7,918	661,429
Financial charges payment	(26,005)	(783,935)
Exchange rate variation	-	252,190
Translation effects (OCI)	-	328,277
Balance as of December 31, 2021	-	12,716,832
New borrowing and financing (c)	-	8,557,507
Repayment (d)	-	(6,826,628)
Appropriation of financial charges, net of costs of new borrowing and financing	-	762,703
Financial charges payment	-	(808,976)
Exchange rate variation	-	(394,389)
Translation effects (OCI)	-	(414,763)
Balance as of December 31, 2022	-	13,592,286

a)	New borrowing and financing raised within the year ended December 31, 2021 basically refer to the offer carried out by the subsidiary Natura Cosméticos of the notes linked to the sustainability goals in the amount of USD 1 billion, approximately R$5.6 billion (see note 19.1.iii) and the new credit facility in the amount of one hundred million pounds (£100 million), approximately R$742 million, obtained by subsidiary The Body Shop (see note 19.1.ii));

b)	The repayment made during the year ended December 31, 2021 mainly refer to the early redemption of the subsidiary Natura Cosméticos’ Notes in the amount of USD 750 million (corresponding to roughly R$4,0 billion, carried out in May 2021 (see note 19.1.ii)) and to the settlements of the 2nd series of the 7th issue of debentures in the amount of R$1,827 million and of the 2nd series of the 9th issue of debentures in the amount of R$308 million, both carried out in September 2021. In addition, on April 15, 2021, the Company and its subsidiary Natura Cosméticos redeemed the total principal amount due under their respective promissory notes, equivalent to R$500 million of the Company and R$250 million of the subsidiary Natura Cosméticos;

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

c)	New borrowing and financing during the year ended December 31, 2022 refer basically to: (i) utilization of a revolving credit facility in the principal amount of up to US$ 625 million by the subsidiary Natura &Co Luxemburgo; (ii) issue of debt securities by the subsidiary Natura &Co Luxembourg maturing on April 19, 2029 in the principal amount of US$600 million (approximately R$2,809 million), subject to interest of 6.00% per year, which are guaranteed by Natura &Co Holding and by the subsidiary Natura Cosméticos, (iii) issue of the 11th series of debentures in the amount of R$826 million, maturing in 2025 and issue of the 12th series of debentures in the amount of R$1,050 million, maturing between 2025 and 2032 by the subsidiary Natura Cosméticos (iv) issue of commercial notes by the subsidiary Natura Cosméticos in the amount of R$500 million due in 2025 and (v) new credit line in the total principal amount of US$250 million by the subsidiary Natura &Co Luxemburgo.

d)	The amortizations made in the year ended December 31, 2022 refer mainly to the: (i) early redemption of debt securities of the subsidiary Avon (“Notes”), (ii) the early redemption of the 9th and 10th series of debentures issued by the subsidiary Natura Cosméticos (iii) the early redemption of the credit line in the amount of £70 million from the indirect subsidiary The Body Shop and (iv) the refinancing of the credit line under Resolution 4131/62 of the subsidiary Natura Cosméticos.

The maturities of non-current portion of borrowing, financing and debentures recorded as non-current liabilities are as follows:

	Consolidated
	2022	2021
2023	-	2,812,260
2024	-	2,249,609
2025 (2025 onwards for 2021)	1,763,902	6,709,894
2026 onwards	11,497,233	-
Total	13,261,135	11,771,763

19.1	Description of the main changes in bank borrowings and financing

i)	Debentures

On September 28, 2017, the subsidiary Natura Cosméticos carried out the 7th issue of simple, registered, book-entry, non-convertible, unsecured debentures of Natura, in the total amount of R$ 2,600,000. A total of 260,000 debentures were issued, of which 77,273 were in the 1st series, with maturity date on September 25, 2020, and 182,727 were in the 2nd series, due on September 25, 2021, with an interest rate of CDI rate + 1.4% p.a. and CDI rate + 1.75% p.a., respectively.

On September 21, 2018, the subsidiary Natura Cosméticos carried out the 9th issue of simple, non-convertible unsecured debentures, with personal guarantee, in three series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476, in the aggregate amount of R$ 1,000,000, used in the partial early amortization related to the 8th issue. The issue consisted of 100,000 debentures, of which 38,904 were in the 1st series, with maturity date on September 21, 2020, 30,831 were in the 2nd series, with maturity date on September 21, 2021, and 30,265 were in the 3rd series, with maturity date on September 21, 2022, and remuneration corresponding to 109.5%, 110.5% and 112.0%, respectively, of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates, respectively.

On July 22, 2019, the subsidiary Natura Cosméticos carried out the 10th issue of simple, non-convertible, unsecured debentures in four series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476, in the aggregate amount of R$1,576,450. A total of 157,645 simple, registered, book-entry, non-convertible and unsecured debentures were issued in four series, without certificate issue or temporary certificate, at a nominal unit value of R$ 10, of which 40,000 were in the 1st series, 9,570 in the 2nd series, 68,623 in the 3rd series, and 39,452 in the 4th series, all with maturity dates on August 26, 2024, and interest corresponding to 100% of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates plus 1% for the 1st series and 100% of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates plus 1.15% for other series.

The funds from the 10th issue were used as follows: 1st series: full amortization of the 8th issue of debentures in the amount of R$ 400,000; 2nd series: partial amortization of the 3rd series of the 6th issue in the amount of R$ 92,820; 3rd series: partial amortization of the 1st series of the 7th issue in the amount of R$ 664,090; 4th series: partial amortization of the 1st series of the 9th issue in the amount of R$ 382,960.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

On September 21, 2021, the 2nd series of the 9th issue of debentures in the amount of R$308,000 was fully settled.

On September 28, 2021, the 2nd series of the 7th issue of debentures in the amount of R$1,827,000 was fully settled.

On July 25, 2022, the Company carried out the 11th issue of simple, non-convertible, unsecured debentures in single series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476, of January 16, 2009 (“Issue”, “Restricted Offer”, “Debentures” and “CVM Instruction 476”, respectively) in the aggregate amount of R$826,030. A total of eight hundred and twenty-six thousand and thirty (826,030) simple debentures, not convertible into shares, in a single series, of the unsecured type, all registered and book-entry, with no certificates or pledged, and unit par value of one thousand reais R$1,000.00), with maturity on July 21, 2027 and corresponding compensation at 100% of the accrued variation of the daily average rates for Interfinancial Deposits (DI) plus 1.65% were issued.

The funds arising from the 11th issue were used as follows: partial repayment of the 3rd series of the 9th issue in the amount of R$162,800, partial repayment of the 1st series of the 10th issue in the amount of R$145,830, partial repayment of the 2nd series of the 10th issue in the amount of R$19,210, partial repayment of the 3rd series of the 10th issue in the amount of R$295,280 and partial repayment of the 4th series of the 10th issue in the amount of R$202,910.

On October 6, 2022, the subsidiary Natura Cosméticos made the twelfth (12th) issue of simple, non-convertible unsecured debentures, in three series, with additional personal guarantee by the Company. The main features of the debentures are listed in the table below and support an issue operation of Real Estate Receivables Certificates (CRI). The issue of debentures was the subject of a private placement by the subsidiary Natura Cosméticos.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Debentures of the 12th Issue
Title	Contractual fee	Maturity	Total Amount	Number of Debentures
1st series	100% DI + 0.8%	09/14/2027	R$ 255,889	255,889
2nd series	IPCA +6.8%	09/14/2029	R$ 487,214	487,214
3rd series	IPCA + 6.9%	09/14/2032	R$ 306,897	306,897

The net proceeds obtained by the subsidiary Natura Cosméticos with the issue of the Debentures will be used to pay rents not yet incurred and to reimburse expenses with rents already incurred in the 24 (twenty-four) months prior to the issue date.

On December 6, 2022, the subsidiary Natura Cosméticos fully repaid the 4 series of the tenth (10th) issue of debentures in the amount of R$913,220, with original maturity on August 26, 2024.

The appropriation of costs related to the issue of debentures in the period ended December 31, 2022 was R$7,704 (R$3,096 as of December 31, 2021), recorded monthly under finance expenses, in accordance with the effective interest rate method. As of December 31, 2022, the balance of issue costs to be appropriated is R$ 31,955 (R$ 6,370 as of December 31, 2021).

ii)	Working capital – The Body Shop

On April 23, 2021, the indirect subsidiary The Body Shop International Limited contracted a facility agreement with UK Export Finance and HSBC Bank PLC in the amount of one hundred million pounds sterling (£100 million), approximately R$742 million, guaranteed by the subsidiary Natura Cosméticos and the Company. As of January 2022, the guarantee to the facility agreement was only belong to Company. This facility agreement will be remunerated at the Sonia rate + 2.9% per annum, and has a term for payment of principal and interest with maturities in December 2021, April 2023 and April 2024.

On December 23, 2022, this operation was fully amortized by the indirect subsidiary The Body Shop, with no outstanding balance related to this facility agreement.

iii)	ESG Notes

On May 4, 2021, subsidiary Natura Cosméticos concluded the offer of the notes linked to the sustainability goals subject to annual interest of 4.125% and with maturity date on May 3, 2028 (“ESG Notes”) in the total principal amount of US$1 billion (approximately R$5.6 billion) and these are guaranteed by the Company. For this offer of notes, derivative instruments were contracted for foreign exchange hedging purposes.

The targets, to be met by 2026, include a reduction in greenhouse gas emissions by 13% and the use of recycled plastic in packaging by at least 25%, which the Company does not have current indications that will not be met.

The appropriation of costs related to the issue of the Company’s ESG Notes on December 31, 2022 was R$14,889 (R$9,777 on December 30, 2021), recorded monthly under finance expenses, in accordance with the terms of the respective issues. As of December 31, 2022, the balance of issue costs to be appropriated is R$ 79,410 (R$ 94,293 as of December 31, 2021).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

iv)	Notes - Avon

As of December 31, 2022 the subsidiary Avon has the following note issued:

Notes - Avon	Main US$	Main R$	Annual percentage interest rate	Maturity
Unguaranteed	216,085	1,127,467	8.45%	March 15, 2043

v)	Commercial notes

On September 19, 2022, the 1st issue of commercial notes by the subsidiary Natura Cosméticos took place, in a single series in the amount of R$500 million. The commercial notes were publicly distributed with restricted placement efforts, under the terms of CVM Instruction No. 476/2009. Resources were allocated to reinforce cash and liquidity and they mature in 2025.

The appropriation of costs related to the issue of commercial notes in the year ended December 31, 2022 was R$126, recorded monthly under finance expenses, in accordance with the effective interest rate method. The balance of issue costs to be appropriated on December 31, 2022 is R$1,266.

19.2	Covenants

As of December 31, 2022, the Group no longer has the obligation to calculate and disclose restrictive clauses (covenants), which establish the maintenance of minimum financial indicators resulting from the quotient of dividing the net debt of treasury by the EBITDA of the last 12 months, function the maturity and early settlement of the 9th and 10th series of debentures in December 2022.

The Group also has covenants related to non-financial indicators according to each contract. The Company was in compliance with such covenants as of December 31, 2022 and 2021.

20.	TRADE ACCOUNTS PAYABLE AND REVERSE FACTORING OPERATIONS

	Parent		Consolidated
	2022	2021	2022	2021
Domestic trade accounts payable	3,402	3,537	4,644,534	5,248,462
Foreign trade accounts payable (a)	3,049	2,151	877,496	1,104,189
Subtotal	6,451	5,688	5,522,030	6,352,651
Reverse factoring operations (b)	-	-	853,900	417,928
Total	6,451	5,688	6,375,930	6,770,579

a)	Refers to imports mainly denominated in US dollars, Euros and British pounds.

b)	The Company has contracts signed with first-line financial institutions, mainly Banco Itaú Unibanco S.A. to directly structure a reverse factoring operation with the Company’s main suppliers. Further details on these operations are included in note 3.15.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

21.	TAX LIABILITIES

	Parent		Consolidated
	2022	2021	2022	2021
ICMS (ordinary) (a)	-	-	180,708	150,396
ICMS-ST provision (b)	-	-	60,945	58,188
Taxes on invoicing abroad	-	-	346,407	340,648
Withholding tax	-	-	138,293	148,081
Other taxes payable - foreign subsidiaries	-	-	147,056	138,461
Income tax	12,051	446	18,170	7,062
PIS and COFINS payable	140	144	140	144
INSS and service tax (ISS) payable	-	64	31,895	29,359
Other	-	-	21,869	8,888
Total	12,191	654	945,483	881,227

Current	12,191	654	828,125	766,430
Non-current	-	-	117,358	114,797

a)	Refers to ICMS on the Company's sales of goods in Brazil.

b)	The Company has discussions about the illegality of changes in state laws to charge ICMS-ST. Part of the amount recorded as tax payable but not yet paid is being discussed in court by the Company, and in some cases, the amounts are deposited in court, as mentioned in Note 12.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

22.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

22.1	Contingencies assessed as probable risk of loss

The changes in the provision for tax, civil and labor risks and contingent liabilities are presented below:

	Consolidated
	Tax		Civil		Labor		Contingent liabilities (business combination) (2)		Total
	2022	2021 (3)	2022	2021	2022	2021	2022	2021	2022	2021
Balance at the beginning of the year	181,694	217,536	305,690	219,374	233,472	251,339	597,585	797,693	1,318,441	1,485,942
Additions (3)	78,410	24,090	425,398	181,856	91,694	90,855	-	-	595,502	296,801
Reversals (1)	(45,902)	(44,726)	(12,791)	(35,433)	(51,649)	(77,727)	(196,925)	(195,092)	(307,267)	(352,978)
Payments	(31,354)	(4,965)	(162,953)	(88,266)	(67,424)	(39,553)	-	-	(261,731)	(132,784)
Monetary adjustment	36,155	4,698	16,477	2,723	5,093	7,860	21,555	10,450	79,280	25,731
Translation adjustment	(31,884)	(909)	(13,110)	12,471	(25,068)	2,201	(15,787)	(15,466)	(85,849)	(1,703)
Transfers	(67)	(14,030)	(1,036)	12,965	-	(1,503)	-	-	(1,103)	(2,568)
Balance as of the end of the year	187,052	181,694	557,675	305,690	186,118	233,472	406,428	597,585	1,337,273	1,318,441

Current									463,655	230,097
Non-current									873,618	1,088,344

(1)	Reversals of contingent liabilities (business combination) refer mainly to the adhesion to state tax amnesty programs, and change in estimates for civil and labor lawsuits, which took place in the first and third quarter of 2022.

(2)	The business combination amounts as of December 31, 2022 are segregated between tax (R$380,259), civil (R$9,053) and labor (R$17,116) proceedings.

(3)	During the year ended December 31, 2022, certain balances included in provisions for tax risks on December 31, 2021 were reclassified for better alignment between the Group's subsidiaries, as disclosed in note No. 2.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

a)	Disputes related to talc (Civil)

The subsidiary Avon Products, Inc. was named a defendant in numerous personal injury proceedings brought in the US courts, alleging that certain talc products the company sold in the past were contaminated with asbestos. Many of these actions involve a number of co-defendants, including manufacturers of cosmetics and manufacturers of other products that, unlike the subsidiary Avon's products, were designed to contain asbestos. As of December 31, 2022, there were 227 individual active claims pending against the subsidiary Avon International (128 new cases were filed and 52 cases were dismissed, settled or otherwise resolved).

In December 2022, one case, captioned Chapman, et al. v. Avon Products, Inc., et al., No. 22STCV05968, resulted in an adverse jury verdict after a trial, with the jury awarding Plaintiffs a total of US$ 36.0 million in compensatory damages and US$ 10.3 million in punitive damages against the subsidiary Avon. The Company believes it has strong grounds for seeking to overturn the verdict in this case and in January 2023 began the process of appealing the verdict by seeking relief from the trial court. On March 1, 2023, following post-trial arguments, the trial court issued a conditional order reducing the compensatory damages award against the subsidiary Avon to US$ 29.3 million. If Plaintiffs reject this reduction, there will be a new trial on the compensatory damages portion of the jury’s verdict. The subsidiary Avon will proceed with its appeal of the jury’s verdict in any event.

The subsidiary Avon accounts for these claims in accordance with our loss contingency accounting policy as set out in Note 3. The subsidiary Avon believes that the claims asserted against the Company in all of these cases are without merit and is defending vigorously against these claims and will continue to do so. However, additional similar cases arising out of the use of the subsidiary Avon's talc products are reasonably anticipated. Given the inherent uncertainties of litigation, it is not possible to predict the outcome of all individual cases pending against the subsidiary Avon or potential unasserted claims, and therefore a specific estimate and associated provision is made for a small number of individual cases that have advanced to the later stages of legal proceedings. This estimated liability for claims and associated legal costs incurred to date includes an amount for the Chapman case, however taking into consideration the strong grounds for appeal and seeking to overturning the verdict as noted above, should the subsidiary Avon ultimately lose the case, additional amounts representing a significant portion of the original awarded damages could be incurred.

For the remaining filed cases, an estimate of exposure loss on an aggregated and ongoing basis is recorded, which takes into account the historical outcomes of all cases we have resolved to date. Any adverse outcomes, either in an individual case or in the aggregate, could be material. Future costs to litigate these cases, which we expense as incurred, are not known but may be significant, though some costs will be covered by insurance.

b)	Adherence to state tax amnesty programs

During the first and third quarters of 2022, the Company adhere the tax amnesty programs of the states of Ceará, Paraná and Amazonas, where exposure arising from existing judicial discussions were reduced by obtaining discounts for payment with the respective tax authorities. As a result of this adhesion, contingent liabilities recognized in the context of the business combination with Avon were extinguished with the respective tax authorities, and the excess of provision in relation to the amounts due was reversed in the total amount of R$ 86,979.

Other contingent liabilities associated with these amnesties that had not been recognized because they were not part of balances arising from business combinations were recognized in the accounts to the extent of the amounts due, in the net amount of R$20,492. The adhesion to the tax amnesty processes terminated legal disputes in the amount of approximately R$ 123,266, which had probability of loss considered as possible by the Company's Management.

22.2	Contingent liabilities assessed as possible risk of loss

The Company has administrative and judicial contingencies for which the expectation of loss, evaluated by Company Management and supported by its legal advisors, is classified as possible and, therefore, no provision has been recorded. As of December 31, 2022, the contingencies classified as possible loss totaled R$ 8,806,934 (R$ 10,913,858 as of December 31, 2021).

	Consolidated
	2022	2021
Tax	8,480,614	9,884,541
Civil	161,859	128,479
Labor	164,462	180,838
Total contingent liabilities	8,806,935	10,193,858

Tax

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

On July 5, 2022, the National Congress overrode veto No. 58 of the President of the Republic, as a result, the law project No. 2110/19 was converted into Law No. 14,395/2022 to interpret that "plaza" corresponds to "municipality" for the purposes of defining the minimum taxable amount for calculating the IPI. Therefore, based on the opinion of the Company's legal advisors, the tax assessment notices issued by the Federal Revenue Service of Brazil that require IPI tax debts, due to the alleged failure to observe the minimum calculation basis, in the case of sales operations aimed at interdependent wholesale establishments, previously classified as possible risk of loss, were reclassified to remote. As of December 31, 2022, the total amount under discussion reclassified as remote loss is R$ 2,472,645 (R$ 2,009,562 as of December 31, 2021 classified as remote).

Below are the most relevant tax contingencies related to the following matters:

a)	Lawsuits in which the industrial establishment equivalence is discussed, as provided for in the Decree No. 8393/2015, which now requires IPI taxation of products listed in the referred legal provision in outbound transactions carried out by interdependent wholesalers. On December 31, 2022, the amount under discussion is R$2,218,971 (R$1,907,246 on December 31, 2021).

b)	Administrative and judicial processes that discuss the illegality of changes in Federal State laws regarding the collection of ICMS and ICMS-ST. As of December 31, 2022, the total amount under discussion is R$ 1,374,933 (R$1,560,023 as of December 31, 2021).

c)	Infraction notices in which the Brazilian Federal Revenue Office requires IRPJ and CSLL tax debts to challenge the tax deductibility of the amortization of goodwill generated in the context of a corporate reorganization between related parties. Currently, the legality of the administrative decisions that rejected the motions for clarification presented to challenge the special appeals dismissed is being discussed in the courts. As of December 31, 2022, the total amount under discussion classified as possible loss is R$ 1,509,890 (R$1,419,237 as of December 31, 2021).

d)	Infraction notices in which the Finance Department of the São Paulo Federal State requires the collection of ICMS-ST, which was fully collected by the recipient of the goods, the distributor. Currently, the process is pending judgment at the administrative court level. As of December 31, 2022, the total amount under discussion classified as possible loss is R$ 633,370 (R$539,561 as of December 31, 2021).

e)	Infraction notices in which the Brazilian Federal Revenue Office requires IPI tax debts for disagreeing with the tax classification adopted by the Company for some products. The tax assessment notices are awaiting judgment at the administrative court level. As of December 31, 2022, the total amount under discussion is R$ 719,920 (R$662,991 as of December 31, 2021).

22.3	Recognition of assets previously assessed as contingent

In June 2022, the subsidiary Avon Products concluded the negotiation of a settlement agreement to resolve a breach of contract dispute in Japan. As a result, Avon Products received cash compensation in the amount of R$136,200, of which R$16,762 is related to settlement of historically recognized revenues, and the remaining of R$119,438 recognized as other operating income in the year ended on December 31, 2022. These balances were fully received in cash on December 31, 2022.

23.	OTHER LIABILITIES

	Parent		Consolidated
	2022	2021	2022	2021
Pension and post-employment health care plans(a)	-	-	463,948	673,458
Deferred revenue from performance obligations with customers (b)	-	-	313,204	393,046
Provision for incentives to consultants	-	-	217,349	286,791
Provision for operating expenses (marketing / technology, etc.) (c)	-	-	604,064	601,841
Provision for store renovation	-	-	116,137	105,165
Crer Para Ver (d)	-	-	87,420	90,655
Provision for restructuring (e)	39,846	-	175,809	103,760
Insurance payables	-	-	69,364	127,413
Other Liabilities(f)	1,017	1,222	203,331	276,437
Total	40,863	1,222	2,250,626	2,658,566

Current	23,113	509	1,499,060	1,716,110
Non-current	17,750	713	751,566	942,456

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

a)	As of December 31, 2022, there is R$282,295 (R$445,804 as of December 31, 2021) referring to pension plans, and R$28,456 referring to post-employment plans (R$34,774 as of December 31, 2021) of subsidiary Avon International, and R$129,697 (R$124,649 as of December 31, 2021) referring to post-employment healthcare plans of the subsidiary Natura Cosméticos and R$51,956 (R$68,230 as of December 31, 2021) referring to post-employment healthcare plans of the subsidiary Natura &Co International.

b)	Refers to the deferral of revenue from performance obligations related to loyalty programs based on points, sale of gift cards not yet converted into products and programs and events to honor direct sales consultants, of which R$ 190,790 (R$ 235,308 as of December 31, 2021) is referring to subsidiary Avon, R$ 93,761 (R$ 121,341 as of December 31, 2021) referring to the consolidated subsidiary Natura Cosméticos and R$ 28,653 (R$ 36,397 as of December 31, 2021) referring to subsidiary Natura &Co International.

c)	Refers to the Company's operating provisions arising mainly from expenses with the provision of technology, marketing and advertising services.

d)	Contribution of the social program to the development of the quality of education.

e)	Provision for costs directly related to the integration plan and changes in the organizational structure of the subsidiary Avon and Group corporate structure review.

f)	Refers to miscellaneous provisions such as indemnities and non-current contractual obligations.

Post-employment health care and Pension plan

a)	Defined benefit pension and post-retirement plans (Avon)

The subsidiary Avon has contributory and noncontributory defined benefit retirement plans for substantially all of its employees. Benefits under these plans are generally based on an employee’s length of service and average compensation near retirement, and certain plans have vesting requirements. The plans are funded based on legal requirements and cash flow.

The largest defined benefit pension plan of the subsidiary Avon outside the United States (“US”) is in the United Kingdom (“UK”). The UK defined benefit pension plan was frozen for future accruals as of April 1, 2013. The US defined benefit pension plan, the Avon Products, Inc. Personal Retirement Account Plan (the “PRA”), is closed to employees hired on or after January 1, 2015. Qualified retirement benefits for US-based employees hired on or after January 1, 2015 will be provided exclusively through Avon Personal Savings Account Plan (the “PSA”), as described in note 28.2.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation was carried out on December 31, 2022. The present value of the defined benefit obligation and the respective cost of current services and cost of past services were measured at projected unit credit method.

The change in actuarial liabilities for the years ended December 31, 2022 and 2021 are shown below:

	Pension plan
	2022	2021
Balance at the beginning of the year	445,804	609,961
Cost of services – current	19,707	24,660
Interest cost – recognized in the statement of profit or loss	15,568	10,934
Administrative costs	2,698	2,698
Company contributions	(4,299)	(49,516)
Benefits paid	(22,262)	(6,413)
Actuarial loss in OCI (a)	(254,913)	(99,991)
Reclassifications	24,956	18,045
Other	88,474	(72,252)
Translation adjustment	18,518	7,678
Balance at end of year	334,251	445,804

(a) The actuarial loss recorded throughout 2022 is directly related to the update of the mortality tables, as they were impacted by the effects of the Covid-19 pandemic.

The significant actuarial assumptions for the determination of the actuarial liability are discount rate and rate of compensation increase. The details of the assumptions are as follows:

	2022	2021
Discount rate	1.30% to 12.00%	0.65% to 9.20%
Rate of compensation increase	2.55% to 7.40%	1.80% to 6.60%

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The fair values of each major class of pension plan assets are presented below:

	Consolidated
	2022	2021
Cash and cash equivalent	7,330	191,958
Equity instruments of other entities	520,799	1,066,370
Government bonds	1,013,584	1,482,650
Corporate bonds	1,317,122	1,802,394
Real estate	10,957	12,834
Other	(121,574)	12,276
Total	2,748,218	4,568,482

b)	Post-employment health care plan (Natura Cosméticos)

Post-employment health care plan as detailed in note 3.18.4. The number of active employees eligible for the healthcare plan after termination is closed to new inclusions. As of December 31, 2022 and 2021, the obligation weighted average duration is around 21.9 and 20.0 years, respectively, and its actuarial calculation base is as follows:

➢	866 (2021: 993) active employees of the subsidiary Natura Cosméticos;

➢	406 (2021: 473) retired and dependent on the subsidiary Natura Cosméticos.

The actuarial liability was calculated, as of December 31, 2022 and 2021, considering the following main assumptions:

	2022	2021
Discount rate	10.43%	9.01%
Initial growth rate of medical cost	4.25%	4.25%
Inflation rate	4.00%	3.40%
Final growth rate of medical cost	8.42%	7.79%
Growth rate of medical costs due to aging - costs	Per age range 1.25% to 4.75% p.a.	Per age range 1.25% to 4.75% p.a.
Growth rate of medical costs by aging - contributions	0.00%	0.00%
Percentage of adherence to the plan in retirement	Bradesco Plan 58.00% / Unimed Plan 85.00%	Bradesco Plan 60.00% / Unimed Plan 85.00%
Schedule of disabled mortality	Mercer Disability	Mercer Disability
Schedule of mortality	AT-2000	AT-2000
Schedule of turnover	Proportional calculation at the time of service	Proportional calculation at the time of service

Increasing the initial level of growth in medical costs at a real rate of 4.25% and increasing the annual discount rate from 9.01% to 10.43% generated a loss of R$3,444 in OCI.

The table below sets forth the medical inflation rate and the discount rate sensitivity analysis, and their respective effect on the balance (present value of the obligation, or “PVO”) accounted as on the actuarial liabilities (maintaining the other assumptions):

	Rate	Chance	PVO
Discount rate	10.43%	1% increase	114,832
Discount rate	10.43%	1% decrease	157,168
Rate of compensation	8.42%	1% increase	164,604
Rate of compensation	8.42%	1% decrease	120,307

The changes of actuarial liabilities for the years ended December 31, 2022 and 2021, is set forth in the table below:

	Consolidated
	2022	2021
Balance at the beginning of the year	124,649	134,194
Cost of the current service of subsidiary Natura Cosméticos	812	939
Cost of interest	11,078	9,326
Expenses paid	(3,398)	(2,679)
Actuarial gains in OCI	(3,444)	(17,131)
Balance as of the end of the year	129,697	124,649

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

24.	SHAREHOLDER’S EQUITY

24.1	Share capital

On December 31, 2022, the share capital of the Company is of R$ 12,484,424, composed of 1,383,206,405 registered common shares without par value (R$ 12,481,683 composed of 1,379,584,737 registered common shares without par value on December 31, 2021).

24.2	Dividends payment policy

The shareholders are entitled to receive every year a mandatory minimum dividend of 30% of net income, considering principally the following adjustments:

➢	Increase in the amounts resulting from the reversal, in the period, of previously recognized reserves for contingencies.

➢	Decrease in the amounts intended for the recognition, in the period, of the legal reserve and reserve for contingencies.

➢	Whenever the amount of the minimum mandatory dividend exceeds the realized portion of net income for the year, management may propose, and the General Meeting approves, allocate the excess to the constitution of the unrealized profit reserve (article 197 of Law No. 6,404/76).

In addition, dividends were proposed for the year ended December 31, 2021 in the amount of R$ 180,772, equivalent to the remuneration of R$0.1315 per share based on the net income in the period which were paid on December 27, 2022. According to the Company’s bylaws and in the article 197 of Law No. 6,404/76 the amount of R$133,616 referring to the portion of minimum mandatory dividends exceeding the realized net income for the year was submitted to approval in the Annual General Meeting held in April 2022, for constitution of unrealized profit reserve.

The Board of Directors may pay or credit interest on net equity in accordance with applicable law.

For the year ended December 31, 2022, the Company recorded a loss, not resulting in the dividend payment.

24.3	Treasury shares

As of December 31, 2022 and 2021, item “Treasury shares” has the following composition:

	Number of shares	Amount R$ (thousands)	Average price per share - R$
Balance as of December 31, 2020	316,701	11,667	38.04
Used	(754,719)	(34,438)	45.63
Acquired	5,337,558	174,113	32.62
Balance as of December 31, 2021	4,899,540	151,342	30.89
Used	(377,585)	(9,282)	24.58
Acquired	5,391,900	120,300	22.31
Balance as of December 31, 2022	9,913,855	262,360	26.46

The minimum and maximum cost of the balance of treasury shares as of December 31, 2022 are R$21.11 and R$24.07 (R$25.74 and R$50.93 in December 31,2021), respectively.

24.4	Capital reserve

In the year ended December 31, 2022, there was an increase of R$247,048 (R$76,865 on December 31, 2021) related to changes in stock option plans and restricted shares.

In the year ended December 31, 2021, the capital reserve had decreased by R$650,196, due to the absorption of losses, for the year ended December 31, 2020.

The capital reserve as of December 31, 2022 amounted to R$10,540,885 (R$10,478,804 as of December 31, 2021).

During the year-end period ended December 31, 2022, the balance referring to the effects of the conversion of balance sheets of subsidiaries in hyperinflationary economies presented in capital reserves (share premium and additional paid-in capital) and in profit reserves (retained earnings) in the statement of changes in equity was reclassified to other comprehensive income, also a component of the Company's equity, for a better consolidated presentation of these impacts in this statement. This reclassification in the amount of R$ 193,261 does not have any effect on the equity and financial position presented by the Company in this period;

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

24.5	Profit reserve

The Company used the remaining balance of profit reserves to absorb the accumulated losses at the end of the 2022.

24.6	Cumulative translation adjustment – Other comprehensive income

The Company recognizes in this equity item the exchange rate variation effect from investments in foreign subsidiaries, including exchange rate variations in a hyperinflationary economy, actuarial gains and losses arising from the employee benefit plan, and the effect from cash flow hedge operations. For exchange rate variation, the accumulated effect will be reversed to statement of profit or loss as a gain or loss only in the event of disposal or write-off of the investment. For actuarial losses and gains, the amounts will be recognized when the actuarial liability is remeasured. The cash flow hedge transactions are transferred to the statement of profit or loss in case an ineffective portion is identified or when the hedge relationship is terminated.

25.	INFORMATION ON SEGMENTS

There was no change in the composition of the operating segments and information by geographic area in relation to that disclosed in the financial statements for the year ended December 31, 2021.

Net revenue by segment is as follows for the year ended December 31, 2022:

➢	Natura &Co Latam – 60.6%

➢	Avon International – 19.8%

➢	The Body Shop – 12.1%

➢	Aesop – 7.5%

The accounting policies for each segment are applied uniformly as described in note 3.

The following tables provide the summarized financial information related to the segments and geographic distribution of the Company’s commercial operations for December 31, 2022 and 2021.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

25.1 Operating segments

	2022
	Reconciliation to net income (loss) for the year
	Net Revenue	Performance assessed by the Company	Depreciation and amortization	Discontinued operations	Finance income	Finance expense	Income Tax	Net income (loss)
Natura &Co Latam	22,027,612	1,912,609	(912,472)	-	3,360,427	(4,772,694)	98,712	(313,418)
Avon International[1]	7,196,044	(74,733)	(683,845)	(380,416)	765,176	(1,431,754)	(200,474)	(2,006,046)
The Body Shop[1]	4,407,246	363,577	(692,089)	-	162,790	(244,467)	39,254	(370,935)
Aesop [1]	2,718,721	536,657	(303,408)	-	89,298	(123,405)	(66,465)	132,677
Corporate expenses	-	(604,037)	(40)	-	1,003,107	(709,339)	9,405	(300,904)
Consolidated	36,349,623	2,134,073	(2,591,854)	(380,416)	5,380,798	(7,281,659)	(119,568)	(2,858,626)

	2021
	Reconciliation to net income (loss) for the year
	Net Revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Finance income	Finance expense	Income Tax	Net Income (Loss)
Natura &Co Latam	22,413,401	2,595,653	(871,973)	-	3,181,237	(3,881,418)	165,137	1,188,636
Avon International[1]	9,329,325	272,655	(830,931)	(98,550)	421,123	(894,318)	210,705	(919,316)
The Body Shop[1]	5,821,776	1,023,095	(795,127)	-	63,939	(137,834)	(158,973)	(4,900)
Aesop [1]	2,600,185	622,944	(293,492)	-	30,380	(75,372)	(90,277)	194,183
Corporate expenses	-	(604,594)	-	-	309,884	(44,598)	921,394	582,086
Consolidated	40,164,687	3,909,753	(2,791,523)	(98,550)	4,006,563	(5,033,540)	1,047,986	1,040,689

	2022				2021
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	18,256,204	29,762,132	8,363,130	10,164,706	18,060,879	29,580,551	7,369,891	8,887,502
Avon International[1]	11,197,014	14,259,571	1,894,856	1,838,328	14,286,498	17,512,750	2,783,907	5,100,109
The Body Shop[1]	6,565,913	7,928,270	1,292,903	1,669,625	8,166,363	10,813,064	1,690,622	2,485,200
Aesop [1]	1,621,126	2,735,417	731,018	776,512	1,520,514	2,542,125	610,451	648,695
Corporate expenses	923,606	-	1,055,961	4,547,167	1,026,071	-	1,146,347	1,159,041
Consolidated	38,563,863	54,685,390	13,337,868	18,996,338	43,060,325	60,448,490	13,601,218	18,280,547

1 The operations of these segments located in Latin American countries (Latam) are presented in the Natura &Co Latam segment.

25.2	Net revenue and non-current assets, by geographical area of operations

	Net revenue		Non-current assets
	2022	2021	2022	2021
Asia	3,443,454	3,719,131	1,284,783	1,216,942
North America	5,708,847	6,227,104	6,261,545	6,459,026
Mexico	3,570,990	3,879,033	3,631,768	3,640,644
Other	2,137,858	2,348,070	2,629,777	2,818,382
South America	17,513,597	17,436,131	14,508,816	14,312,260
Brazil	11,280,690	10,481,869	12,656,298	12,015,037
Argentina	3,003,214	2,973,638	694,172	1,036,205
Other	3,229,693	3,980,624	1,158,346	1,261,018
Europe, Middle East and Africa (EMEA)	8,739,179	11,771,600	15,271,251	19,276,178
United Kingdom	2,836,316	4,187,200	10,894,799	12,162,597
Other	5,902,863	7,584,400	4,376,452	7,113,581
Oceania	944,546	1,010,721	1,237,468	1,795,919
Consolidated	36,349,623	40,164,687	38,563,863	43,060,325

No individual or aggregate customer (economic group) represents more than 10% of the Company’s net revenue.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

26.	REVENUE

	Consolidated
Gross revenue:	2022	2021
Direct Selling	34,665,365	38,529,367
Retail	6,049,381	6,231,776
Online	3,129,568	3,412,849
Other sales	3,264,388	3,468,884
Subtotal	47,108,702	51,642,876

Returns and cancellations	(636,642)	(644,693)
Commercial discounts and rebates	(1,123,746)	(1,238,667)
Taxes on sales	(8,998,691)	(9,594,829)
Subtotal	(10,759,079)	(11,478,189)
Total net revenue	36,349,623	40,164,687

27.	OPERATING EXPENSES AND COST OF SALES

Classified by function	Parent		Consolidated
	2022	2021	2022	2021
Cost of sales	-	-	13,155,019	14,097,888
Selling, marketing and logistics expenses	-	-	15,554,569	16,912,862
Administrative, R&D, IT and project expenses	383,514	201,549	6,711,533	6,958,866
Total	383,514	201,549	35,421,121	37,969,616
Classified by nature
Cost of sales	-	-	13,155,019	14,097,888
Raw material/packaging material/resale (*)	-	-	11,956,059	12,851,587
Employee benefits expense (note 28)	-	-	575,158	568,936
Depreciation and amortization	-	-	175,156	254,476
Other (*)	-	-	448,646	422,889

Selling, marketing and logistics expenses	-	-	15,554,569	16,912,862
Logistics costs	-	-	2,300,256	2,654,546
Personnel expenses (note 28)	-	-	4,182,428	4,547,391
Marketing, sales force and other selling expenses	-	-	7,735,735	8,302,485
Depreciation and amortization	-	-	1,295,880	1,405,423
Impairment	-	-	40,270	3,017

Administrative, R&D, IT and project expenses	383,514	201,549	6,711,533	6,958,866
Innovation expenses	-	-	273,430	223,472
Personnel expenses (note 28)	103,775	126,809	2,902,540	2,886,281
Restructuring expenses	122,744	-	125,804	-
Other administrative expenses	155,178	74,440	2,288,941	2,717,489
Depreciation and amortization	1,817	300	1,120,818	1,131,624

Total	383,514	201,549	35,421,121	37,969,616

(*) From the balances originally presented on December 31, 2021, R$649,418 from the cost of goods sold group was reclassified between lines for better presentation. This reclassification does not affect the subtotal of costs originally presented.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

28.	EMPLOYEE BENEFITS

	Parent		Consolidated
	2022	2021	2022	2021
Payroll, profit sharing and bonuses	80,969	40,609	5,746,324	5,911,837
Pension Plan	-	-	233,029	243,511
Share-based payments and charges on restricted shares	8,249	74,734	123,931	228,131
Health care, food and other benefits	2,890	1,720	704,449	712,983
Charges, taxes and social contributions	1,408	1,818	642,850	701,521
INSS	10,259	7,928	209,543	204,625
Total	103,775	126,809	7,660,126	8,002,608

28.1	Share-based payments

Natura &Co offers long-term incentives to senior executives and employees responsible for implementing its long-term strategy.

Overview of plans

The share-based payment programs granted before the corporate restructuring, on December 18, 2019, were originally granted considering the shares of Natura Cosméticos that were traded on B3. SA - Brasil, Bolsa, Balcão (“B3”, Brazilian Stock Exchange). As a result of the corporate restructuring, the shares of Natura Cosméticos originally granted were replaced by shares of the Company.

Awards outstanding as of December 31, 2022 relate to various share-based plans, the terms of which are summarized in the tables below.

In 2022, stock options, restricted shares and performance shares were granted in accordance with the “Co-investment Plan” or “Long-Term Incentive Plan”.

Under the “Co-Investment Plan”, eligible employees may invest part of their payout from the Profit Share Program in the purchase of Company’s shares. Company will grant awards ("Matching Awards”) to match such purchased shares on a 1:1 ratio. Matching shares vest in three equal installments over three years, subject to continued employment as an employee at the Company.

In the “Long-Term Incentive Plan”, Company shares are granted to eligible employees. Certain “Long-Term Incentive Plan” awards are only subject to a requirement to remain in employment at the Company over the vesting period. While the awards referred to as “Performance Shares” are subject to both a requirement to remain employed at the Company over the vesting period and meeting certain performance conditions.

For the outstanding awards presented in this note, there are generally no cash settlement alternatives (awards are settled with shares).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Changes in the number of awards based on shares outstanding are shown below:

	Stock option plan and Strategy Acceleration Plan
	Weighted average strike price per option – R$	Options (thousands)
Balance as of December 31, 2021	21.05	20,137
Granted	16.45	1,710
Change from stock options to restricted shares	48.98	(1,100)
Expired/Canceled	27.22	(861)
Exercised	11.98	(226)
Balance as of December 31, 2022	18.92	19,660

	Restricted shares (thousands)	Performance shares (thousands)
Balance as of December 31, 2021	5,494	8,045
Granted	2,359	6,485
Change from stock options to restricted shares	1,100	-
Expired/Canceled	(442)	(1,902)
Exercised	(2,453)	(573)
Balance as of December 31, 2022	6,058	12,055

The number of shares above and throughout this disclosure:

(I)	The plans are presented using B3 equivalents for awards that are to be exercised in ADRs to ensure consistency; and

(II)	The number of performance shares is disclosed considering achievement of the performance conditions target, whereas the expense recognized reflects the latest reassessment of the number of awards expected to vest.

The share-based payment expense recognized in the year ended December 31, 2022 was R$8,249 in the parent company and R$123,938 in the consolidated (R$74,734 and R$228,133, respectively for the year ended December 31, 2021), net of social charges.

The outstanding stock options, restricted shares and performance shares as of the end of the period have the following maturity dates, fair values and strike prices:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

As of December 31, 2022 – Stock options

Grant date	Conditions for acquisition of right as of the grant date	Strike Price (R$)	Fair value at grant date (R$)	Existing shares (thousands)	Maximum remaining contractual life (years)	Exercisable options (thousands)
March 16, 2015	2 to 4 years of service	13.47	4.85 to 5.29	104	0.2	104
July 28, 2015 (Acceleration strategy)	4 to 5 years of service	12.77	6.20 to 6.23	495	0.6	495
March 15, 2016	2 to 4 years of service	12.71	7.16 to 7.43	93	1.2	93
July 11, 2016 (Acceleration strategy)	4 to 5 years of service	11.28	6.84 to 6.89	1,540	1.5	1,540
March 10, 2017	2 to 4 years of service	12.46	6.65 to 6.68	376	2.2	376
March 10, 2017 (Acceleration Strategy)	4 to 5 years of service	12.46	6.87 to 6.89	1,890	2.2	1,890
March 12, 2018	2 to 4 years of service	16.83	7.96 to 8.21	1,537	3.2	1,537
March 12, 2018 (Acceleration strategy)	3 to 5 years of service	12.04 to 16.83	8.21 to 9.67	3,800	3.2	2,850
April 12, 2019	2 to 4 years of service	23.41	11.71 to 11.82	1,415	4.2	907
April 12, 2019 (Acceleration strategy)	4 to 5 years of service	23.41	11.51 to 11.71	1,900	4.2	-
December 17, 2021	3 to 4 years of service	27.28	13.85 to 18.16	4,800	9.0	-
September 14, 2022	3 to 4 years of service	16.45	8.39 to 10.32	1,710	9.7	-
				19,660		9,792

As of December 31, 2022 – Restricted shares

Grant date	Conditions for acquisition of right as of the grant date	Existing shares (thousands)	Fair value at grant date (R$)	Maximum remaining contractual life (years)
April 12, 2019 – Plan I	2 to 4 years of service	269	21.62 to 22.53	0.2
March 27, 2020 – Co-Investment Plan	1 to 3 years of service	621	29.00	0.3
March 31, 2021	1 to 3 years of service	1,936	48.13	1.3
April 14, 2022	1 to 3 years of service	2,132	24.91 to 24.99	2.3
March 31, 2021 (as modified in September 2022)*	4 to 5 years of service	1,100	7.41 to 24.77	3.3
		6,058

*The original grant of March 31, 2021 was stock options, but became a restricted share award as a result of the September 2022 amendment.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

As of December 31, 2022 – Performance shares

Grant date	Conditions for acquisition of right as of the grant date	Existing shares (thousands)	Fair value at grant date (R$)	Maximum remaining contractual life (years)
September 30, 2020	Achievement of performance conditions, 2.5 years of service plus an additional holding period of 1 year for certain awards.	3,725	48.56 to 73.46	0.3 to 1.3
March 31, 2021	Achievement of performance conditions, 3 years of service plus an additional holding period of 1 year for certain awards.	2,735	46.57 to 50.98	1.3 to 2.3
April 14, 2022	Achievement of performance conditions, 3 years of service plus an additional holding period of 1 year for certain awards.	5,595	18.66 to 24.99	2.3 to 3.3
		12,055

Assumptions

Ranges of valuation assumptions for the new granting of restricted and performance shares in April 2022 are set out below. The valuation models used were Black-Scholes, Stochastic and Finnerty, depending on the type of award.

Assumptions	B3 shares	ADRs
Share price (also used as strike price on Finnerty)	R$25.00	USD 10.60
Strike price	R$ 0.01	USD 0.00424
Expected volatility	42.09% to 50.39%	49.07% to 57.72%
Expected term	1 to 3 years	1 to 3 years
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	12.30% to 13.27%	1.69% to 2.73%

Volatility was calculated over the period of time consistent with the expected grant term (or over the remainder of the performance period, where applicable) immediately prior to the grant date. In the Finnerty model, volatility is calculated over the period proportional to the holding period immediately prior to the grant date.

As of December 31, 2022, the market price was R$ 11.61 (R$25.43 as of December 31, 2021) per share.

28.2	Employee benefit plans

The Company and some of its subsidiaries grant defined contribution retirement plans to eligible employees and, through some of their foreign subsidiaries, grant defined benefit plans to employees that are eligible.

Defined contribution plans

The Company, through its subsidiary Avon, offers a defined contribution plan for Avon employees in the United Kingdom (“UK”), which allows eligible participants to contribute eligible compensation through payroll deductions. The Company double employee contributions up to the first 5% of eligible compensation and therefore the maximum level provided by Avon is 10% of eligible compensation. In the year ended December 31, 2022, Avon made matching contributions to the contribution plan defined in the UK in the total amount of R$33,915 (R$45,155 in the year ended December 31, 2021), which follow the same investment allocation that the participant has selected for his or her own contributions.

The Company, through its subsidiary Avon, offers a qualified defined contribution plan for U.S.-based employees, the Avon Personal Savings Account Plan (the “PSA”), which allows eligible participants to contribute up to 25% of eligible compensation through payroll deductions. The Company matches contributions dollar for dollar up to the first 3% of eligible compensation and fifty cents for each dollar contributed from 4% to 6% of eligible compensation. In 2022, Avon made matching contributions to the PSA in the amount of R$ 4,174 (R$ 5,188 in 2021), which follow the same investment allocation that the participant has selected for his or her own contributions.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

For U.S.-based employees hired on or after January 1, 2015, the Company made additional contributions to a Retirement Savings Account (“RSA”) within the PSA. Such contributions will range from 3% to 6% of a participant’s eligible compensation depending on the sum of the participant’s age and length of service (as of December 31 of the prior year). Investment of such contributions will follow the same investment allocation that the participant has selected for his or her own contributions to the PSA. A participant will be vested in the RSA generally after three full years of applicable service.

Defined and post-retirement benefit plans

The Company, through its subsidiary Avon and certain subsidiaries, have contributory and noncontributory defined benefit retirement plans for substantially all employees of those subsidiaries. Benefits under these plans are generally based on an employee’s length of service and average compensation near retirement, and certain plans have vesting requirements.

The actuarial liability for the health care plan of the Company refers to a post-employment benefit plan for employees and former employees who made fixed contributions to the cost of the health plan until April 30, 2010, date when the design of the health plan was changed, and the employees’ fixed contributions were eliminated. For those who have contributed to the medical plan for ten years or more, the right to maintenance is guaranteed as an indefinite (lifetime) beneficiary, and for those who have contributed for less than ten years, the right to maintenance is guaranteed as beneficiary, at the rate of one year for each year of fixed contribution. This group of current employees, in case of termination, may choose to remain on the plan in accordance with applicable legislation, assuming the payment of the monthly fee charged by the health plan operators. However, this monthly fee does not necessarily represent the user’s total cost, which is assumed by the Company, based on the excess cost grant, as an of additional benefit form.

Avon’s largest defined benefit pension plan outside the United States (“US”) is in the UK, which has been frozen for future accruals as of April 1st, 2013. The U.S. defined benefit pension plan, the Personal Retirement Account Plan (the "PRA"), is closed to employees hired on or after January 1st, 2015, so that qualified retirement benefits for US-based employees hired on or after January 1st, 2015 will be provided solely through the PSA.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

29.	FINANCE INCOME (EXPENSES)

	Parent		Consolidated
	2022	2021	2022	2021
FINANCE INCOME:
Interest on short-term investments	16,742	22,530	537,289	264,764
Gains on monetary and exchange rate variations (a)	16,528	4,896	2,643,894	1,785,259
Gains on swap and forward transactions (c)	-	-	1,977,465	1,814,450
Gains on swap and forward derivatives mark to market	-	-	33,569	20,929
Hyperinflationary economy adjustment	-	-	139,503	82,202
Other finance income	4,342	6,260	49,078	38,959
Subtotal	37,612	33,686	5,380,798	4,006,563

FINANCE EXPENSES:
Interest on financing (*)	-	(7,918)	(744,607)	(634,201)
Interest on leases	(37)	-	(200,246)	(210,669)
Losses from monetary and exchange rate variations	(7,108)	(333)	(2,551,486)	(2,075,306)
Losses on swap and forward transactions	(5,266)	-	(2,942,045)	(1,533,611)
Losses on swap and forward derivatives mark to market	-	-	(61,802)	(26,214)
Monetary adjustment of provision for tax, civil and labor risks and tax liabilities	-	-	(79,280)	(25,731)
Appropriation of funding costs (debentures and notes)	-	-	(18,096)	(27,228)
Interest on pension plan	-	-	(2,468)	(11,339)
Hyperinflationary economy adjustment	-	-	(327,115)	(108,730)
Other finance expenses	(19,607)	(12,479)	(354,514)	(380,511)
Subtotal	(32,018)	(20,730)	(7,281,659)	(5,033,540)
Net finance income (expenses), net	5,594	12,956	(1,900,861)	(1,026,977)

The breakdown set forth below is intended to provide a summarized view of the net of financial expense based on the nature of the related transactions.

	Parent		Consolidated
	2022	2021	2022	2021

Finance expenses (debt interest)	-	(7,918)	(744,607)	(634,201)
Financial short-term investments and others income	16,742	22,530	537,289	264,764
Exchange variations on financial activities, net	-	-	394,389	(252,190)
Gains (losses) with derivatives on exchange rate variations on financial activities, net	-	-	(383,178)	257,964
Gains (losses) on derivatives on interest payments and other financial activities, net	(5,266)	-	(609,635)	17,590
Monetary adjustment of provision for tax, civil and labor risks and tax liabilities	-	-	(79,280)	(25,731)
Leases expenses	(37)	-	(200,246)	(210,669)
Hyperinflationary economy adjustment	-	-	(187,612)	(26,528)
Other finance expenses	(15,265)	(6,219)	(326,000)	(380,119)
Other gains (losses) from exchange rate variation on operating activities	9,420	4,563	(301,981)	(37,857)
Net finance income (expenses), net	5,594	12,956	(1,900,861)	(1,026,977)

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

30.	OTHER OPERATING EXPENSES, NET

	Consolidated
	2022	2021
Other operating income, net
Tax credits (a)	71,720	215,085
Tax benefit from amnesty program (b)	102,469	82,140
Revenue from the sale of the customer portfolio	11,874	16,113
Revenue with royalties (c)	119,438	-
Other operating income	2,318	30,214
Total other operating income	307,819	343,552

Other operating expenses, net
Result on write-off of property, plant and equipment	-	(3,610)
Crer para Ver (d)	(54,062)	(47,523)
Impairment(e)	(340,385)	-
Transformation and integration plan (f)	(482,346)	(511,048)
Restructuring expenses (g)	(50,903)	-
Other operating expenses	(160,411)	(20,390)
Total other operating expenses	(1,088,107)	(582,571)
Other operating expenses, net	(780,288)	(239,019)

a)	Refers to tax credits from PIS and COFINS. During 2021, presents tax credits related to non-inclusion of ICMS in the basis (R$104,650) and credits arising out of investment grant (R$96,767), and other tax credits (R$2,277).

b)	Refers to tax benefits in Brazil arising from the adhesion to state tax amnesty programs by the subsidiaries Natura Cosméticos S.A. and Avon Cosméticos Ltda.

c)	Refers to royalties received by the subsidiary Avon from its representative in Japan, after a judicial dispute as mentioned in note 22.

d)	Refers to appropriation of operating profit obtained on the sales of the non-cosmetic product line called "Crer Para Ver" to Instituto Natura, specifically earmarked for social projects aimed at developing the quality of education.

e)	From the total amount, R$ 282,921 refers to the impairment of goodwill generated on Avon’s acquisition (please see note 17 for further details). The remaining balance refers to impairment of other projects and stores.

f)	Expenses related to the implementation of the integration plan between Natura and Avon brands, which is mainly supported by the operations and logistics workstreams, structure reorganization, credit and collection review and commercial model optimizations.

g)	Refers to the expenses incurred to close the operations of the subsidiary The Body Shop in Russia, the main expenses being indemnities to employees and fines for termination of store lease agreement.

31.	EARNINGS PER SHARE

The basic earnings per share are calculated by dividing the profit (loss) attributable to the Company’s shareholders by the weighted average number of outstanding common shares, excluding common shares purchased by the Company and held as treasury shares.

	Consolidated
	2022	2021
(Loss) net income attributable to the Company’s controlling shareholders	(2,859,629)	1,047,960
Weighted average of the number of issued common shares	1,381,594,182	1,377,932,809
Weighted average treasury shares	(9,613,311)	(788,866)
Weighted average of the number of outstanding common shares	1,371,980,871	1,377,143,943
Basic (loss) earnings per share – R$	(2.0843)	0.7610

Diluted earnings per share are calculated by adjusting the weighted average number of outstanding common shares, assuming the conversion of all potential common shares that would cause dilution. The Company has stock options, restricted shares and strategy acceleration that would have a dilutive effect on any earnings per share.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Considering that in the year ended December 31, 2022, the Company recorded a loss, any adjustment would have an anti-diluting effect and, therefore, the diluted earnings per share for the year ended December 31, 2022 are equivalent to the basic earnings per share.

The diluted earnings per share for net income for the year ended December 31, 2021 are presented below:

Consolidated
2021
Gain attributable to the Company’s controlling shareholders	1,047,960
Weighted average of the number of issued common shares	1,377,143,944
Weighted average number of treasury shares	19,531,951
Weighted average of the number of ordinary shares for diluted earnings calculation	1,396,675,894
Diluted earnings per share – R$	0.7503

The basic and diluted loss per share for net loss of discontinued operations for the year ended December 31, 2022 and 2021 are presented below:

	Consolidated
	2022	2021
Loss attributable to the Company’s controlling shareholders	(380,416)	(98,550)
Weighted average of the number of issued common shares	1,381,594,182	1,377,932,809
Adjustment for stock options and restricted shares	(9,613,311)	(788,866)
Weighted average of the number of ordinary shares	1,371,980,871	1,377,143,943
Basic loss per share - R$	(0.2773)	(0.0716)

32.	TRANSACTIONS WITH RELATED PARTIES

In the course of the Company’s operations, rights and obligations are generated between related parties, arising from administrative expenses and provision of services.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

32.1	Receivables and payables with related parties

The Company had transactions with related parties recognized as presented below:

	Parent
	2022	2021
Current Assets:
Natura Cosméticos S.A. (c)	-	153,656
Avon Products, Inc. (a)	47,593	20,223
Natura Cosméticos S.A. – Argentina (a)	4,022	4,302
Natura Cosméticos S.A. – Chile (a)	-	609
Natura Cosméticos S.A. – Peru (a)	501	567
Natura Cosméticos S.A – Colombia(a)	353	377
The Body Shop International (a)	9,656	7,416
Aesop UK (a) and (b)	2,652	2,836
Natura Dist de Mexico(a)	-	536
Natura&Co Luxembourg SARL (d)	1,550	-
Total current assets	66,329	190,522
Current Liabilities:
Natura Cosméticos S.A. (b)	1,472	1,882
Indústria e Comércio de Cosméticos Natura Ltda. (a)	404	188
Avon Products, Inc. (a) and (b)	50,120	37,784
The Body Shop International (a) and (b)	11,463	19,959
Aesop UK	1,117	358
Total current liabilities	64,576	60,171

a)       Refers to the allocation of expenses related to the stock option and restricted share plans.

b)       Refers to the transfer of shared expenses.

c)       It refers to interest on equity.

d)       Refers to reimbursement of expenses with the issue of bonds.

32.2	Transactions with uncontrolled and unconsolidated related parties

Instituto Natura holds shares in the Essential Investment Fund. As of December 31, 2022, the balance is R$ R$ 6,805 (R$ 3,835 as of December 31, 2021).

On June 5, 2012, an agreement was entered between Indústria e Comércio de Cosméticos Natura Ltda., and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and leasing of processing center to distribution and warehousing of products (HUB), in Itupeva, State of São Paulo. In 2019, Bres Itupeva granted its credits to BRC Securitizadora S.A., to which the Company makes monthly payments. Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, members of the controlling group of Natura &Co Holding S.A, indirectly control Bres Itupeva. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” value was R$ 63,665 in the year ended December 31, 2022 (R$60,998 under “item Buildings” of Property, Plant and Equipment as of December 31, 2021) and in the year ended December 31, 2022 the amount paid as lease was R$ 15,680 (R$ 14,094 in the year ended December 31, 2021).

On January 8, 2021, a related-party transaction was carried out between the Company, as lessee and owner, the subsidiary Indústria e Comércio de Cosméticos Natura Ltda. and Natura &Co Holding S.A., as guarantors, and a special purpose company (Bresco IX) indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, as lessor and surface-right owner (Co-Chairmen of the Board of Directors of the Company and shareholders members of the controlling group of Natura &Co Holding S.A., Company's parent company). This transaction was entered into with the purpose of expanding the Company’s distribution network and increasing its logistical efficiency through the installation of a new distribution hub in the State of Alagoas. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” in the amount of R$46,608 and in the year ended December 31, 2022, the total amount paid as rent was R$6,201.

On May 12, 2021, a transaction was entered between the Company, as lessee, and Bresco Logística Fundo de Investimento Imobiliário, as lessor, indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos. (Co-Chairmen of the Board of Directors of Natura &Co Holding S.A. and shareholders members of the controlling group of Natura &Co Holding S.A). This transaction had the purpose of keeping the Company’s distribution hub activities in the city of Canoas, State of Rio Grande do Sul. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” in the amount of R$4,996 (R$ 5,840 in the year ended December 31, 2021) and in the year ended December 31, 2022, the total amount paid as rent was R$2,152 (R$ 1,488 in the year ended December 31, 2021).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

In the year ended December 31, 2022, the Company and its subsidiaries transferred to Instituto Natura as a donation associated with the net income from sales of the Natura Crer Para Ver product line in the amount of R$55,000 (R$35,000 on December 31, 2021).

The Company has a structure of internal controls to support the identification, monitoring and approval of transactions between related parties.

32.3	Key management personnel compensation

The total compensation of the Company's key Management personnel is as follows:

	2022			2021
	Compensation			Compensation
			Total			Total
	Fixed	Variable		Fixed	Variable
Board of Directors	13,252	146,603	159,855	15,043	72,187	87,230
Executive Board	34,403	50,423	84,826	51,576	71,162	122,738
	47,655	197,026	244,681	66,619	143,349	209,968

The totals in the table above include the employer's social security charges.

The amounts include increases and / or reversals of the cumulative expense recognized in the previous years due to reassessments of the number of awards expected to vest and re-estimation of the social security charges expected to be payable by the Company on vesting.

Amounts in the variable category for the twelve-month period ended December 31, 2022 include termination benefits for certain key management employee, related to the review process of the Company's corporate structure. Additionally, the share-based expense shown in the variable category includes the expense accelerations/reversals that were necessary to reflect the number of shares that dropouts are entitled to keep.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

33.	COMMITMENTS

In the ordinary course of its business, the Company enters into long-term agreements for provision of manufacturing, transportation, information technology services and electric power supply (with physical delivery, for its manufacturing activities). The agreements have termination clauses for noncompliance with essential obligations. In general, the minimum agreed upon is acquired and therefore there are no liabilities recorded in addition to the amount recognized on the accrual basis.

Total minimum supply payments, measured at nominal value, according to the contract, are:

	2022	2021
Less than one year	614,075	929,288
One to five years	659,626	460,081
Above 5 years	49,331	10,738
Total	1,323,032	1,400,107

34.	INSURANCE

The Company adopted an insurance policy that mainly considers risk concentration and its materiality, considering the nature of their activities and the guidance of their insurance advisors. As of December 31, 2022 and 2021, insurance coverage is as follows:

Item	Type of coverage	Amount insured
		2022	2021
Industrial complex and administrative sites	Any damages to buildings, facilities, inventories, and machinery and equipment	4,924,868	6,008,031
Vehicles	Fire, theft and collision for the vehicles insured by the Company	221,523	261,953
Loss of profits	No loss of profits due to material damages to facilities buildings and production machinery and equipment	2,056,000	1,962,509
Transport	Damages to products in transit	97,308	103,857
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	1,991,888	2,445,664
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000

35.	ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS

The following table presents additional information on transactions related to the cash flow statement:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Parent		Consolidated
	2022	2021	2022	2021
Non-cash items
Hedge accounting, net of tax effects	89	(59)	(520,444)	(137,211)
Dividends declared and not yet paid	-	180,772	-	180,772
Dividends receivable declared and not yet received	-	153,656	-	-
Stock and restricted share option plans	-	-	-	138,122
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	-	-	28,472	81,257
Application of judicial deposits in the settlement of legal proceedings	-	-	121,025	13,645